12/5

03045126

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aeroflot Russian Int'l Airlines

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4592 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 12/15/03

2002

annual report



AEROFLOT

Russian Airlines

Contents

Contact Information

Address
37, Building 9, Leningradsky Prospect,
Moscow, 125167 Russia

Aeroflot Information and Booking Center
Tel.: (095) 753 5555

Aeroflot Hot Line
Tel.: (095) 752 9073

Hot Line for Shareholders and Investors
Tel: +7 (095) 258-0686; 258-0684
Fax: +7 (095) 258-0684
E-mail: kbudaev@aeroflot.ru

www.aeroflot.ru


LIFE VEST

CEO's Letter to Shareholders

Main Events in 2002

The Air Transport Market

CEO's Letter to Shareholders



Welcome to Aeroflot

Dear Shareholders,

Aeroflot strengthened its positions on the international air carrying market and significantly improved financial performance during 2002 despite the global downturn in the airline industry. This was achieved by improvements in management system efficiency and labor productivity, and by implementation of a cost saving program.

Company strategy in 2002 remained centered on three key components: reliability, profitability and service; which will enable Aeroflot to achieve a new level of product quality, increase return of investments, and sharpen its image among customers and the international business community.

Profitability Improvements

The fleet restructuring program initiated in 2001 is crucial for improving Company profitability. This is a unique project: no other airline as carried out fleet replacement on such a large scale and within such a short timeframe. The restructuring will give annual savings of US$ 90 million.

The key issue for management and employees in 2002 was improvement of Company operating profitability through focus on cost reduction. Each cost line item was carefully defined in the budget, ways of reducing each spending item were identified, and individual incentive schemes were devised to lock the targets. These measures encouraged individual responsibility and market-oriented thinking, and as a result overall profitability and labor productivity were improved.

Improved use of fuel-efficient aircraft enabled 19.5 percent fuel cost reductions in 2002 compared with 2001. This was the single biggest cost saving.

Closure of unprofitable routes in favor of those offering higher returns led to better route network efficiency. Aeroflot strengthened its presence in Europe and increased network connection ratio.

The Company expanded code sharing arrangements with international partners and signed binding agreements with LOT, MALEV, Air France and Lufthansa. A total 16 airlines are now partners of Aeroflot under code sharing agreements and the Company is eager to further increase this form of co-operation. The agreement with LOT, which resulted in load factor increase with growth of passengers by 30% and sales by 50%, is a good example of the benefits of code sharing.

Safety is Top Priority

Safety of our passengers was, is and will remain the top priority for Aeroflot. The Company's flight safety ratio is in the range of 99.94–99.98 percent, which is well above the average for both Russian and international civil aviation. Such a result was made possible by the high-quality pilot training system, developed in the Company. There was not a single accident registered in the course of Aeroflot operations last year.

Aeroflot is equally attentive to in-flight security, as confirmed by ISO 9001-2000 certification awarded in August 2002 to the quality management system used by our in-flight security service. The ISO certification will undoubtedly increase confidence in Aeroflot on the part of passengers and business partners, and will enhance the Company's reputation.

Improving Service Quality

Success on the world market requires more than isolated strengths. It depends on competence and competitive edge across the whole spectrum of services provided by the Company. Aeroflot has set an ambitious goal: to be among the top 10 airlines in the world for service quality both in the air and on the ground.

Aeroflot has developed and introduced a new service concept, which has been tested on the Moscow–New York–Moscow route since December 2002. The key idea is to improve the quality of catering and entertainment for passengers, offering a range of products for children and adults (video program, etc.), to ensure that their stay with Aeroflot is as enjoyable as possible. The goal of joining the top 10 service providers worldwide will require a major efforts to improve quality of the whole product chain.

Aeroflot Invests in People

Investments in people are no less important than investments in production assets. Understanding that a contented workforce is the key to commercial success, Aeroflot pays special attention to well-being of its employees. The Company offers a competitive payroll, good working conditions, professional development and career opportunities, as well as a social package, including retirement and pension arrangements.

In November 2002 Aeroflot was among the first Russian corporates to sign a Labor Agreement, valid for 2002 and 2003. This agreement lays a foundation for social partnership between employer and employee, setting out a framework for Company social policy. A balanced social package was developed during negotiation of the Labor Agreement.

Aeroflot Prepares for the Future

The key to commercial success for any company is ability to predict and plan for the future. Aeroflot has shown understanding of this point in work with its aircraft fleet, which has included upgrade of TU-154 aircraft to allow continuation of flights to European destinations without any limitations until 2008.

An important part of Aeroflot strategy is restructuring to improve quality of management across the Company and its subsidiaries. The restructuring program envisages administrative cost reduction, empowering of top managers and increase of the financial responsibility of business units.

This restructuring will improve the quality of products and services provided by Aeroflot business units to other companies. Business units will be able to use greater autonomy to enlarge third-party sales and thus increase Aeroflot's overall revenue stream.

The program of Aeroflot's brand enhancement announced last year is also a challenge for the future. It encompasses visualization of the changes taking place inside the Company, putting an edge on Aeroflot's image by addition of new, up-to-date and attractive features. Aeroflot's goal is to mirror its corporate values which are: customer care, reliability and the best aspects of the Russian national character.

Yours sincerely,



Chief Executing Officer
Valeriy Okulov

Main Events in 2002

February

February 6 The Company celebrates 30 years since the start of regular flights between Moscow and Frankfurt-on-Main. This is now one of Aeroflot's busiest routes, with 18 flights per week on B737 and A310 aircraft.

February 4–11 The 2002 Aeroflot Open Chess Tournament, with prize money of $150,000, is held in Moscow with backing from Aeroflot, the Association of Chess Federations and the Tourism Committee of the Moscow City Government.

February 26 Top officials of Aeroflot and Belavia sign a memorandum on integration of their operations. The Russian and Belarussian carriers plans to create a single air transport network.

February 27 The Russian Federal Commission for the Securities Market (FCSM) registeres issue by Aeroflot of one million bearer bonds in document form with face value of 1000 rubles. The coupon bonds have serial number 02 and state registration number 4-02-00010-A, and are subject to centralized depository holding. The issue is underwritten by Raiffeisenbank Austria.

February 27 Aeroflot starts to use the CBT computerized learning system for training of flight personnel and engineering and technical personnel.

March

March 1 GDR trading of Aeroflot shares begins on the Frankfurt Stock Exchange.

March 14–17 The Aeroflot Volleyball Team wins the international air carrier tournament, CSA VOLLEYBALL CUP 2002, held in Prague with 14 teams from eight countries taking part.

March 26 The 70th anniversary of the Aeroflot brand. On this day 70 years earlier the Main Directorate of the Civil Air Fleet was renamed "Aeroflot". The name has since joined those of the Bolshoi Theater and Moscow Kremlin as one of the symbols of Russia.

March 31 Aeroflot becomes a no-smoking airline, with smoking banned on all routes. The decision was prompted by health considerations, desire of most passengers to travel on non-smoking flights, and global tendencies in service provision.

April

April 1 Aeroflot sub-divisions based in Moscow region (outside Moscow city) start paying taxes to local budgets at their local address instead of at Aeroflot headquarters.

April 3 Aeroflot CEO, Valeriy Okulov, and the CEO of MALEV Hungarian Airlines, Jozsef Varadi, sign a code sharing agreement. The agreement calls for efforts to improve quality of joint products of the two companies, as well as tariff co-operation and co-operation on route networks to ensure convenient connections for passengers.

April 11 Aeroflot CEO, Valeriy Okulov, and the CEO of Belarus air carrier, Belavia, Anatoly Gusarov, sign a code sharing agreement. The agreement calls for efforts to improve quality of joint products of the two companies, as well as tariff co-operation and co-operation on route networks to ensure convenient connections for passengers.

April 17 The 35th anniversary of regular flights between Moscow and Tokyo. Commencement of regular flights between Russia and Japan was a major event for Soviet and international civil aviation and was Aeroflot's first step towards intercontinental flights.

May

May 6 A code sharing agreement is signed with the company Cubana for the Moscow–Havana–Moscow route on Aeroflot aircraft. The agreement should increase sales volumes and bring extra revenue by attracting transit passengers via Moscow to cities in Russia and abroad.

The Russian Financial Press Club (FPK) awards Aeroflot a special diploma "For overcoming the crisis of confidence".

May 21 Aeroflot and Russian Standard Bank begin issue of the Aeroflot-Master Card.

May 25 The Aeroflot Annual General Meeting approves the annual report, balance sheet, profit and loss statement, and BoD proposals for 2001 profit distribution. The Meeting also elects a new Board of Directors and Audit Committee, appoints the auditor and ratifies new drafts of the five main documents of the Company: the Company Charter, Resolution on the Board of Directors, Resolution on the Audit Committee, Resolution on Conduct of the Annual General Meeting, and (for the first time) Resolution on the Aeroflot Board of Management.

The Company provides aircraft to carry over 3000 war veterans from various parts of Russia to reunions with old comrades-in-arms as part of Victory Day celebrations in early May.

June

... ard... six-year license as ... authorized carrier for Russian customs authorities. Aeroflot has been the authorized carrier for Russian customs since April 26, 1999, and has earned a reputation for reliability in transport of air cargo under supervision of the customs authorities. The Company carried over 300 tonnes of cargo under customs supervision in 2001.

Aeroflot is also the official carrier for ambassadors of the European Union on their journeys inside Russia.

July

July 9 Aeroflot signs a code sharing agreement with Lufthansa for Lufthansa flights on the Frankfurt-Moscow-Frankfurt route. The agreement will boost revenue from passenger travel between the two cities thanks to provision of additional scheduled flights and attraction of transit passengers from Russia.

July 11 Aeroflot celebrates 35 years of in-flight service.

July 15 The BoD approves plans for restructuring of the Company's fleet of foreign-made aircraft to make it consist of nine B767s and 18 A320s.

July 23 Aeroflot signes a code sharing agreement with Air France, which will boost passenger numbers through provision of additional scheduled flights on Moscow-Paris-Moscow routes and attraction of transit passengers from Russia.

August

August 6 Aeroflot begins regular flights between Moscow and Norilsk.

August 15 Klaus Thies, director of RW TÜV and official representative of the international certification organization TÜV CERT, presents Aeroflot CEO Valeriy Okulov with a certificate attesting that the Company's quality control system meets the ISO 9001-2000 international standard.

August 22 Aeroflot signs an agreement with GECAS on deliveries of B767 and A320 aircraft on leasing terms.

August 26 Aeroflot celebrates the 50th anniversary of its 63rd crew group, which was created for service of international routes.

September

September 3 Aeroflot and Sberbank of Russia begin issue of a new product, the Visa Aeroflot international bank card.

Aeroflot sponsores the concert "1000 world cities".

September 10 Aeroflot signs an agreement with Airbus for delivery of aircraft from the A320 family.

September 14 An Extraordinary Meeting of the Company's shareholders votes against early termination of the authority of the Board of Directors, which was elected by a vote of the regular Annual Shareholders Meeting on May 25.

October

October 1 As part of the code sharing agreement of June 23, Aeroflot and Air France begin joint operation of six daily flights between Moscow (Sheremetevo Airport) and Paris (Roissy-Charles de Gaulle Airport) to replace the three flights which each company had previously operated separately.

[illegible] PAS [illegible] 2003 tournament (the 18th of its kind), winning volleyball and tennis cups to secure two outings for the Russian national anthem.

The international sports organization, Interline Sports Club of Portugal, holds a volleyball and tennis tournament.

November

November 4 A technical conference at the Company's Center for Training of Aviation Personnel discusses issues related to operating of IL-96-300 aircraft, with a focus on flight safety and efficiency maximization in use of these aircraft.

Aeroflot presents the Comstar Kremlin Cup tennis tournament and acts as official carrier for tournament participants.

December

December 11 Aeroflot wins two awards at the competition "Russian organization with high social efficiency", sponsored by the Federal Government, the Economy Ministry and the Labor Ministry.

The awards were "For achievements in organization of additional pension provisions" and for "Salaries and social payments". Over 1000 organizations from 80 regions and 41 sectors of the economy took part in the competition.

December 23 At Aeroflot's suggestion, the Council of Managers of IATA agrees to hold its 2004 annual general conference in Moscow. Aeroflot will host the conference.

December 27 The corporate governance rating service of the international rating agency Standard & Poor's raises Aeroflot's corporate governance rating from 4.6 to 5.2 points.

December 27 Completion of an Extraordinary General Shareholders Meeting of the company, which was carried out by post. The sole item on the agenda was "Approval of a [illegible] concerning restructuring of the Company's fleet of foreign-made aircraft amounting to over 50 percent of the value of balance-sheet assets".

Shareholders approved the transaction for restructuring of Aeroflot's foreign aircraft fleet.

The Air Transport Market

The events of September 11, 2001 had major impact on development of the world air transport market. Passenger traffic from Europe to North America fell by 40 percent after September 11, traffic to Central Asia by 25 percent, to the Far East by 10 percent and within Europe by 5 percent. Available capacity also shrank as up to 13 percent of the international aircraft fleet was withdrawn from use. There was some recovery of demand towards the end of the year, but still no return to pre-crisis levels.

The international airline industry ended the year with huge losses, totaling $7.5 billion in the US and $1.4 billion in Europe. Several leading international airlines found themselves on the edge of bankruptcy. The only companies, which escaped the trend, were low-cost airlines such as SouthWest and JetBlue in the US, and Ryanair and EasyJet in Europe. These companies showed steady growth of carrying and revenues.

The global industry crisis had almost zero effect on Aeroflot's major market, which is carriage to and from Russia. Aeroflot and other Russian airlines increased total passenger traffic by 5.8 percent and cargo volumes by 2.1 percent in 2002, carrying 26.5 million passengers and 627,200 tonnes of cargo. International passenger traffic increased by 10.3 percent and cargo volumes by 5.4 percent on international routes. On domestic routes passenger traffic grew by 2.8 percent while cargoes fell by 2.1 percent.

In 2002 Russian carriers showed significant increase of load factor, with seat occupancy rising from 66.4 to 68.7 percent and the overall load factor up from 58.3 to 59.9 percent.

The main growth drivers for the Russian air transportation industry were increase of GDP (by 4.3 percent), increase of real personal incomes (by 8.9 percent), and increase of business activity.

Aeroflot accounted for 21 percent of total passenger traffic carried by Russian airlines in 2002. The Company's share on international routes was 35.1 percent (42 percent in 2001) and its share of domestic passenger carrying was 10.4 percent (11 percent in 2001).

Reduction of Aeroflot's market share was due to a conscious decision to improve profitability. The Company almost entirely wrote off inefficient IL-62s and significantly reduced operations using IL-86s and IL-76s. There was also a reduction of Aeroflot's presence on low-margin routes, particularly charter routes.

While keeping a high passenger load factor on domestic routes (73 percent) the Company achieved significant growth of seat occupancy on international routes (from 64.3 percent to 67.3 percent).

The Company's financial performance was improved significantly as a result of the measures taken.


10,4%
9,9%
7,8%
7,1%
5,6%
Aeroflot
Sibir
Tyumenaviatrans
Pulkovo
Krasair

Aeroflot's share of the domestic passenger transportation market


35,1%
9,8%
8,9%
3,4%
3,2%
Aeroflot
Sibir
Pulkovo
Krasair
TULPAR

Aeroflot's share of the international passenger transportation market


AEROFLOT

Implementing the Strategy Concept: Priorities and Results in 2002

Results in 2002

Information for Shareholders and Investors

Implementing the Strategy Concept: Priorities and Results in 2002

Aeroflot's main strategic goal is to build an international-class airline by strengthening the Company's leading position in Russian civil aviation, achieving high-level operational and financial performance, providing high-quality service, building an extensive route network, and building an efficient management system within the Company.

In 2002 the Company focused on improving operational and management efficiency. A cost saving program was developed and implemented through identification of the main cost drivers, establishment of production targets for each business unit, and introduction of a new incentive system, which linked staff compensation to results achieved. Thanks to this program, fleet operating costs were reduced by 5.8 percent, and tonne-kilometer costs by 3.8 percent. Aeroflot's variable operating costs correspond to average international levels and are better than those of leading European air carriers.

Business processes and organizational structures in the Company's main operating business units were optimized as part of the management upgrading program, and quality management control was brought into line with international standards. A Strategic Planning Committee, chaired by the Aeroflot CEO, was established to provide a new strategic tool for control within the Company. The main objective of the Committee is to develop and monitor implementation of Aeroflot's strategic development plan and its adjustment to the fast-changing environment as well as to set priorities for strategic project development.

Route network development was focused on the most profitable and promising market segments, which are European and domestic routes. These measures enabled 4.2 percent increase of the revenue rate per RPK to 6 cents/RPK. Aeroflot is now in line with the industry average for international airlines, although it still lags top European carriers. Growth potential of revenue rate is limited by low disposable income per capita inside Russia compared with western countries.

Aeroflot places high importance on product development in highly competitive markets, and a key element of this product is flight safety. Aeroflot is among the safest airlines in the world. The Company has also devoted much effort to raising its level of passenger service, particularly for high yield passengers. New service standards and technologies have been introduced on several international routes, including improvements to aircraft interiors, in-flight catering and the passenger registration procedure. Aeroflot is encouraging passenger loyalty by active development of its Aeroflot Bonus scheme for frequent flyers, and has also started work on rebranding and sharpening the Company's image.

A program for restructuring the Company's foreign-made aircraft fleet has been set in motion as part of overall fleet development strategy. The main aims are significant cost reduction and changeover to modern, fuel-efficient aircraft with improved levels of passenger comfort. A new fleet, meeting the highest international standards, will assure an extra competitive advantage for Aeroflot.

The priority tasks for Aeroflot in 2003 are:

→ completion of the aircraft fleet and engine renewal program, including various preparatory measures and full observance of the aircraft replacement schedule;

→ further improvement of operating productivity and financial profitability;

→ consolidating quality of the Company's main product elements, which are safety, punctuality and the level of service;

→ assuring link and feed back between strategic and operational planning, development of a complex incentive system, and achievement of strategic goals.





Schedule Optimization Program

Aeroflot flew to 54 countries in 2002, with 78 destinations in the CIS and the rest of the world, and 25 destinations in Russia.

Efforts to optimize the route network were based on the following:

1. More frequent flights on high-margin routes with significant passenger flows in order to generate extra revenue and capture a larger share of the air transport market. These routes include Western Europe, Russia, and South-East Asia. This policy brought major results during operation of the Summer 2002 timetable. For example, the increase in frequency on the Moscow-London-Moscow route was 4 percent, growth in passenger numbers was 9.1 percent and revenue growth was 28.4 percent.

2. Increase in convenient connections as an important factor in attracting passengers to Aeroflot flights. Russia-Europe connections were increased by 9 percent in 2002, and Europe-Russia connections were increased by 1.5 percent. However, the number of Aeroflot connections on such routes as Europe-South East Asia, Europe-Africa, and Europe-South America was reduced due to unforeseen route network and timetable changes, carried out after the events of September 11, 2001. Transit passenger flows were undiminished from 2001 despite the changes, exceeding 380,000.

3. Termination of loss-making and unpromising routes. Such measures raised the average contribution of each route to covering of fixed costs from $2.1 to $3 million, or by more than 40 percent.

4. Aeroflot made further code sharing agreements with other airlines in 2002 for joint operation of routes. Joint flights between Moscow and Budapest began on the basis of a code sharing agreement with MALEV, Shannon/Dublin-Amsterdam-Moscow routes were put under joint operation with SkyNet airline, a code sharing agreement with Lufthansa was implemented between Frankfurt and Moscow, and, in October, with Air France on the Moscow-Paris-Moscow route.

The number of passengers travelling in higher fare classes increased by 5.9 percent across the entire Company network during the summer 2002 timetable period, and the increase for Aeroflot's priority region (Europe) was 16.7 percent.

The priorities for schedule optimization in 2003 are:

→ further increase in efficiency of the overall route network;

→ increase of flight frequencies on high-income routes in order to raise market share;

→ increased partnership activity, by adding routes operated jointly with partner airlines;

→ increase in the number of optimal connections, giving a 10 percent rise in the connection coefficient of the network (including routes operated under code sharing agreements);

→ co-ordination between regular and charter routes, with emphasis on regular routes;

→ more efficient use of the aircraft fleet, taking account of forthcoming fleet renewal.

Fleet Restructuring Program

Aeroflot's fleet restructuring program is essential for route network development and cost reduction, and is particularly timely in view of current favorable conditions on the global aircraft market.

Aeroflot began its restructuring program for the non-Russian aircraft fleet in 2002, following approval by the Board of Directors in December 2001. In July 2002 the Board officially approved a schedule, proposed by Company management, which envisages replacement of 27 foreign-made passenger aircraft, accounting for 60 percent of the Company's passenger turnover, by new, up-do-date foreign-made aircraft. Once the program is executed the number of foreign-made aircraft types in operation will be reduced from four to two, enabling significant operating and maintenance cost savings, as well as a better fit with the Company's network schedule.

Intensive negotiations have been held with the biggest foreign producers of aircraft and aircraft engines, and also with leasing companies, and contracts have been signed, on favorable terms for Aeroflot, for withdrawal of craft and their replacement with new craft in 2003-2004.

The deal structure entails early return of 11 A310 aircraft, two of which to GECAS and eleven to Airbus. In return, Aeroflot receives twelve aircraft of the A320 family, eight of which through financial leases and four through operating leases from GECAS under leaseback arrangements. Commercial loans backing financial leases will be provided by a consortium of western banks under





export credit agencies (ECA) guarantee. Under the leaseback arrangements, Aeroflot will transfer 10 B737 aircraft from financial to operating leases for a period of 18 months, after which they will be replaced with six A320s and three B767s provided by GECAS on an operating lease basis.

By the end of 2004, Aeroflot's foreign-made aircraft fleet will consist of 18 medium-haul aircraft of the A320 family and nine long-haul B767s, thus making it one of the youngest in the world. All of the B767s were built in 1999–2000 and the A320s will be built during 2003–2004.

The financial effect of the fleet restructuring will be a $90 million annual saving thanks to reduction of leasing payments and maintenance costs, and improved operating efficiency.

The Company is also working to optimize its Russian-made aircraft fleet. Outdated IL-62s were withdrawn in 2002 and use of IL-86s was limited. Aeroflot plans to replace these aircraft with modern IL-96-300s.

Restructuring plan for foreign-made aircraft fleet

November–December 2002	**Contract signing** **Transfer of B737-400s to operating lease**
June 2003	**Withdrawal of first A310** **Deployment of first additional B767**
October 2003	**Withdrawal of first B737-400** **Deployment of first A320**
December 2004	**Withdrawal of last A310 and B737-400** **Introduction of last B767-300 and A320** **Completion of restructuring**

Technical Service Development

Efficient organization of technical service is essential for maximum flight safety, regularity and punctuality, and minimizing costs.

Aeroflot continued improvements to its technical and repair services during 2002, raising the professional level of technical staff, increasing co-operation between the Company's Aviation-Technical Center and other business units, as well as maintaining cost control.

The Company made significant changes to organization of its technical services, imposing clear division between those responsible for placing orders and those responsible for their execution (both under overall supervision of the Company's Technical Director). A new planning system for production and procurement of spare parts was developed and introduced, and key business processes at the Aviation-Technical Center were audited, described and redesigned. Most of the Company's technical personnel has undergone further training, in some cases abroad. Additional highly qualified personnel were assigned to workshops, to provide full servicing of the Company's foreign-made aircraft fleet.

Thanks to these measures, incidents due to technical faults were reduced by 21 percent, take-off punctuality was raised by 17 percent, time needed for major checks on A310 aircraft was reduced by 15 days, and availability of spare parts was raised by 10 percent.

There was some increase in costs of technical service and repair of aircraft in 2002 due to additional investments in maintenance of Russian-made aircraft and increased maintenance costs of foreign-made aircraft.





Flight Safety

Safety of Aeroflot flights remains on a high level. The safety ratio has been in the range 99.94–99.98 percent over the last three years, which merits rating as "good" under IATA classification. The number of incidents fell by 31 percent in 2002 compared with 2001, and frequency of incident occurrence fell by 22 percent. In November 2002 the Russian State Civil Aviation Service carried out a detailed check of the Company in respect of flight safety, as a result of which the Company's operating certificate was renewed for two years.

Targeting further safety improvements, Aeroflot continued efforts to improve professionalism of flight personnel, technical personnel and ground staff, as well as to increase co-operation between business units. Some important steps were taken to improve operations at the Aviation-Technical Center, which is directly responsible for the aircraft fleet status. The Company also continued to work closely with representatives of foreign aviation authorities and airports.

Special attention was paid in 2002 to preparation of Company personnel and technical services ahead of the planned large-scale replacement of foreign-made aircraft. Radical renewal of the aircraft fleet will not be detrimental to the Company's safety record.

Plans for 2003 include a new organizational structure for the Company's flight and technical branches, organizational and procedural measures connected with launch of new aircraft, strengthening of logistics, improvements in training systems for flight and technical personnel, and raising standards for selection of new staff.

Flight Security

Aeroflot tolerates no compromise in giving absolute priority to flight security. Importance of this factor has increased dramatically after the events of September 11, 2001 in the US.

The Company raised flight security levels in 2002. New measures include checking of all baggage with the help of dog teams, in-flight presence of Company security staff on high-risk routes, a complex system to ensure security of infrastructure facilities, measures to prevent illegal migration, strict control of carrying documents, and additional hiring of highly qualified staff. Thanks to these measures no incident threatening passenger security occurred during 2002.

The security system applied by Aeroflot includes the following sub-systems: access control (designed to avoid unsanctioned access to Company facilities); video surveillance (in force round-the-clock, and providing video tracking and recording of the situation at Company premises), and security and fire alarm systems (allowing control and surveillance of fire safety conditions at Company premises).

Each member of staff is fully aware of his or her responsibility for meeting security requirements and doing everything necessary to avert incidents, thus offering a security guarantee to Aeroflot passengers.

Quality Control

Building an international-class airline depends on good organization of business processes to assure a high-quality, competitive product. Installation of a complete system of quality management, carried out by Aeroflot in 2002, helps to achieve this goal.

Transfer to quality management based on ISO standards will enable Aeroflot to optimize its operating processes, reduce costs and raise the quality of services provided, while also making the Company's operations more "transparent" for customers and for business partners.

In August 2002 the authorized organization, TÜV CERT, certified the quality management systems used in three Company business units as matching international standards. The business units in question were the Flight Control Center, Flight Security Service and Aviation Personnel Training Center.

Work to extend ISO standards throughout the Company will be continued in 2003. The next stage will be certification of the Flight Complex, In-flight Service Division, Aviation-Technical Center, Ground Control Complex, and Procurement Department.

Service

Improvement of passenger service quality is of key importance to Aeroflot, since it determines competitiveness. The Company's marketing strategy aims to win and retain the high-yield passenger segment by offering a product that meets international standards. Company managers have set the ambitious goal of putting


177161
111102
66341
14517
1999
2000
2001
2002

Number of participants in the Aeroflot Bonus program



Aeroflot among the world's top 10 airlines for service over the next few years.

Two major projects, named "Welcome!" and "Take-off", were implemented in 2002 as part of this long-term strategy.

The "Welcome!" project aims to improve the standard of preparation of aircraft for passengers ahead of flights. A working group carried out daily monitoring of passenger cabins and cabin equipment as well as procedures for pre-flight preparation of aircraft. Resulting improvements will ensure a high level of flight readiness in the future.

The aim of the "Take-off" project is fundamental improvement of in-flight service. A new concept for Aeroflot service has been developed, incorporating the best that is offered by other international carriers, enriched by the best traditions and specialties of Russian culture. This approach has been used in devising meal menus, cabin design and cabin staff etiquette, which should be based on traditional Russian cordiality and hospitality. We expect that launch of the new service concept will make Aeroflot stand out from its competitors and will have a positive effect on the image of the Company. The new service standards have been in use since December 2002 for passengers travelling in higher-class seats on flights to New York, and will be extended to other routes in the future, with priority routes being the first to benefit.

The Company's image is also being sharpened by a brand development program, which was started in 2002 and targets consistent improvement in perceptions of the Aeroflot brand by passengers and shareholders, as well as transformation of the brand into a genuine Company asset. Various possibilities for new emblems, color range, interior design of cabins, and staff uniforms have been prepared and submitted for approval.

As well as developing completely new service items, Aeroflot has also improved current services. The passenger registration procedure and processing of baggage at Sheremetevo-1 were improved last year, a group was set up to provide information for passengers, the in-flight menu was made more varied and child meals were introduced. Smoking was forbidden on all Aeroflot flights in 2002.

Aeroflot Bonus

Market research surveys show that the Aeroflot Bonus scheme for frequent flyers was one of the main factors making Aeroflot attractive to passengers in 2002. Numbers of those taking part rose by 66,000 last year to 177,000.

The profile of the scheme was boosted in 2002 by integration with analogous schemes of partner companies: Visa Aeroflot cards were issued jointly with Sberbank of Russia, and an Aeroflot Mastercard was offered in association with Russian Standard Bank. Several major hotels joined the program, including the Astoria, Angleterre, Katerina, and Volna, as well as the car-hire company, SIXT.

Real-time internet sign-up for the Aeroflot Bonus scheme was made possible in 2002. A forum on the Company's site is used for communication with participants.

Opening of Aeroflot Bonus branches in the US and in Russian regions is scheduled for 2002, as well as development of information services to participants of the scheme (including internet services) and creation of relationships with new partners.

Procurement optimization program

Procurement has direct importance for smooth running of Company's operations and for cost cutting. Much work was done to improve the procurement system and reduce costs associated with materials and equipment in 2002.

The biggest cost line item is aviation fuel and lubricants, which represents 20% of total operating costs. Main steps in 2002 to optimize fuel and lubricant purchases were as follows:

→ concentration of purchasing activity. Aeroflot supplemented its own fuel supplier tenders by joint tenders with Air France.

→ increase in the share of direct deliveries. Strategic agreements were reached with Russian oil companies, YUKOS and LUKOIL, improving stability of fuel supplies and making it possible to do without the services of intermediaries for refueling at Sheremetevo Airport and several other destinations inside Russia;

→ tankering (use of price differences for aviation fuel at arrival and departure points);

→ hedging (forward contracts with British Petroleum for supplies of aviation fuel allowed price risk reduction and significant costs savings);

Rationalization of fuel purchases gave a saving of $11.2 million. Aeroflot's weighted-average fuel costs were 8–10 percent lower than the market level at the Moscow air traffic hub, and 3 percent lower in other Russian regions.




Российские авиалинии

The second largest cost line item is "air property", consisting of aircraft spare parts and equipment. The procurement management system was significantly improved in 2002. In particular, the SAP-R/3 Management Information System (MIS) was introduced, raising internal accounting of purchases to a new level and facilitating decision-making process. Positive results of the new information technology will be seen in the near future.

Assuring Financial Stability

The following measures were taken during 2002:

1. Financial planning quality improvements.

The Company significantly improved the accuracy of its financial plans and increased discipline in their implementation. Divergence of the cash revenue forecast from actual revenue was 1.11 percent compared with 1.63 percent in 2001, and the share of unforeseen payments on the spending side of the payment balance fell from 7.83 percent to 4.77 percent.

2. Cash flow consolidation and payments optimization.

Aeroflot secured a 39 percent increase in cash receivables from representative offices in 2002. This result was achieved due to the following:

→ offices in Norilsk, Nizhnevartovsk and Astrakhan were connected to Sberbank's unified settlement network, and all Russian representative offices were serviced by Sberbank branches at unified rates;

→ cash flows of offices in Germany were consolidated at Commerzbank;

→ accounts of 22 foreign representative offices, representing 62.7 percent of total revenues of Aeroflot offices outside Russia, were connected to the JP Morgan Chase Insight system;

→ sales of air tickets through the BSP/ARC system in 40 countries were connected to the IATA currency clearing system (ICCS). The volume of the Company's financial flows through ICCS grew by 42.2 percent in 2002 to $108 million;

In May 2002 cash flows from BSP/ARC sales using VISA and MC/EC cards were centralized (centralized acquiring). Shortening of the period for receipt of sales revenues and unification of the commission rate for the bank acquirer gave savings of $254,800. Revenues credited to accounts in Moscow from foreign air ticket sales by BSP/ARC systems, starting from May 2002, were $24.122 million. Revenue from BSP/ARC sales using VISA and MC/EC credit cards rose by 24.4 percent compared with 2001 and totaled $32.4 million.

3. Lower borrowing costs.

Interest rates on ruble borrowings fell by more than 1 percent per annum, and borrowings in foreign currency (US dollars) fell from 8.06 percent to 7.75 percent.

4. Increase of mutual settlements through the IATA clearing house (ICH).

Switch to clearing through ICH helped to facilitate settlements with foreign airlines and other companies. As of December 1, 2002 accounts receivable and payable with ICH member airlines had been reduced by more than two times compared with a year earlier.

Risk Management and Insurance

Risk management efforts led by the Company in 2002 were concentrated on management of credit risk, monitoring of agency sales inside Russia and abroad, limitation of liability risks under code sharing and bilateral commercial agreements, and reduction of risks associated with the tense environment to which the airline industry was exposed in 2002.

Losses due to failure of fund transfer from agents fell by $341,600 in 2002 compared with 2001 despite increase of sales, and even though the credit risk level remained unchanged. The Company also collected $924,200 thanks to work on reduction of accounts payable by agents.

Risk audits were carried out on flag agreements, Interline agreements and code sharing agreements. As a result of analysis of earlier flag agreements, invoices were issued and 1.4 million rubles were received. Procedures were put in place for assessment and minimization of risks to Aeroflot from liabilities to third parties under such agreements.

Work continued on design of efficient management systems for crisis situations. The Company's Center for Management of Crises and Irregular Situations developed an action plan to be the basic document coordinating inter-company actions in crisis situations.

Aeroflot was successful in keeping its insurance rates unchanged in 2002, despite significant increase in the cost of insurance on international markets following the events of September 11, 2001. The



EMS
GARANTPOST
RUSSIA



Company thus reduced its distance from the group of international airlines with most favorable insurance rates.

The Company applied intensive pressure last year to reduce risks without additional financing in the framework of an overall strategy for reduction of expenses. Much work was done to secure Russian Government guarantees and as part of the ICAO program for reduction of military risks, which gave the Company an additional saving of $4.5 million.

Development of Cargo Operations

The main drivers for development of the international air freight market are growth and globalization of the world economy. Demand for cargo carrying is expected to triple by 2017, with 35% growth in the next five years. The Russian air cargo market is expected to grow by 5–8 percent per annum.

Aeroflot's cargo business developed successfully in 2002. Total freight and mail rose by 7.7 percent compared with 2001 to 105,300 tonnes of cargo and 4300 tonnes of mail.

The main cargo routes (over 70 percent of total volumes) coincide with the world's main markets (Asia-Europe, Asia-North America). Aeroflot combines the potential offered by cargo and passenger aircraft networks, providing wide geographical coverage for deliveries. Routes of cargo planes have been modified to increase economic efficiency, with 10 new routes opened in 2002 and leasing of two new DC-10 cargo aircraft.

Cargo carrying on passenger aircraft has become a significant part of the Company's total cargo transport operation over the last three years. Annual growth rates of revenue from cargo carrying on passenger aircraft have exceeded 25 percent.

Aeroflot has expanded its range of services in order to compete with the world's leading cargo carriers. The Company now offers transfer under customs supervision, courier and express deliveries, and combined transportation. The Company's license as a carrier of customs cargo was renewed for a further six years in 2002.

New technologies for management of cargo transport have been adopted by the Company, including the global automated SITA SUPER CARGO system, which will be fully launched in 2003. The technical procedure for cargo bookings underwent qualitative improvement last year.

Aeroflot has set up a hub at Hahn Airport to assist penetration of cargo markets. The advantages of Hahn are its convenient location and relatively low cost of cargo processing on the ground. Use of the hub helps to maximize the load factor on cargo flights, assuring profitability. In addition, transfers via the hub allow "fill up" loading onto a large network of passenger routes and expansion of delivery reach. Aeroflot has opened its first ever representative office specialized in cargo in order to manage operations at Hahn.

Plans for 2003 include further increase of cargo volumes, focus on increased profitability of cargo flights and maximum use of cargo capacities on regular passenger flights.

Fare Policy

Aeroflot tariff policy in 2002 was aimed at a decisive increase in revenues to support the Company's financial stability. Steps to achieve this included the following:

→ the Company's market fares were transferred to a regime of public fares. In global systems of air ticket booking and sales. This enabled broadening of the actual number of participants in sales of passenger tickets, boosting Company revenues;

→ raising of first-class and business fares, particularly for transit carrying, and price increases for economy-class tickets on routes with high and consistent demand;

→ re-negotiation of agreements with Russian and foreign partners in order to increase revenues from markets, which are not directly served by Aeroflot fights;

→ installation of the SABRE AirPrice prgram to monitor fares of competitors, enabling adequate counter measures in response to fare innovations by competitors.

Sales Management

Aeroflot sales are organized through its representative offices, agent network and the Central International Agency.

Aeroflot is currently implementing a program to improve efficiency of its sales channels. The main initiatives of the program are increase in the share of its own sales, optimization of staff numbers at the Central Agency, increase of corporate customers, concentration of agent sales, change in the commission system for agents, and development of sales through BSP/ARC.


11%
13%
3%
5%
23%
15%
30%
staff insurance 15%
state pension coverage 11%
corporate transport and parking facilities 13%
pre-school provision for children 3%
culture, sport and recreation 5%
additional social payments 23%
medical provision 30%

Sales through the Central Agency grew by 2.3 percent in 2002 to $71 million. Sales through Aeroflot representative offices abroad grew by 3 percent to $90 million, and offices inside Russia showed sales of 424 million rubles.

The number of Aeroflot agents in Russia rose by 10 percent in 2002 to 189. The number of agents abroad fell from 541 to 495, which was due to shift of a part of agent sales to BSP/ARC.

The volume of agent sales abroad was $487 million dollars, and average agent commission was reduced from 12.6 to 10.7 percent, giving increase of $7.2 million in net sales.

BSP/ARC sales grew by $40 million dollars, or by 29 percent compared with 2001.

Plans for 2003 include further expansion and optimization of the agent network, increase of BSP/ARC sales, development of corporate sales, organization of air tickets sales via the internet in Germany, US and Japan, and development of combined ticket sales (air travel plus travel by ground or sea transport). The Company is targeting a 15 percent increase of revenues from foreign representative offices in 2003.

Aeroflot business decisions regarding schedule and sales are supported by analytical information, compiled with extensive use of economic and mathematical methodologies and models.

The Company pursued several initiatives connected with sales in 2002, of which the most notable were:

→ development and installation of new automated technology for sales budget preparation and control over its implementation;

→ installation of the PROFECY information and analysis system, which is widely used at present by leading international airlines for analysis and control of transport volumes and the revenues, which they generate;

→ development and implementation of a method for assessing efficiency of marketing (fare and advertising) actions;

→ development and installation of automated information systems.

Development of informational and analytical support for business decisions in areas discussed in this section is already aiding speed and accuracy in preparation and implementation of sales plans, giving 2-3 percent annual growth of Company revenues.

Information Technology

Use of the latest information technologies and communication systems is crucial for development and competitiveness of a modern airline.

Aeroflot took a number of steps in 2002 to optimize spendings on information technology and communications:

→ computer equipment in Aeroflot representative offices was modernized;

→ new technologies were put in place for accessing resources of ASB Gabriel, and most connections to the SITATEX data transfer system, which used telex, were canceled, as were 1024 and X.25 channels (reduced from 2100 to 92 lines);

→ spending on services of global distributive systems was reduced.

These measures enabled reduction of spending on maintenance of information technology and communication channels by more than $6 million per year without negative effect on quality.

Aeroflot is improving its management accounting by installation of the SAP/R3 logistics management system. The Company has also automated its Central Accounts Department, and the accounts sections of its Ground Control Complex and Procurement Department. Automated inventory accounting has been installed in both of the latter. In 2003 the Company plans to introduce inventory management at its Aviation-Technical Center as well as accounting processes at each business unit.

A corporate document management system was fully launched in 2002, with 233 users in 44 business units, allowing acceleration and systematization of document flows.

Aeroflot continued to expand and improve the role of information technology in its business during 2002. Further stages of the SABRE AirPrice and AirMax programs were installed, helping to organize fare policy and the load factor. The SABRE FAM and APM programs for optimization of the route network were used in test mode, ahead of full launch this year. They will enable construction of passenger flow forecasts and calculation of network profitability. Potential economic effect from use of APM is estimated at $10-12 million per year.

Staff

The goals of Aeroflot staff policy are to offer genuine scope for professional





development, competitive salaries, career growth, satisfactory work conditions, and social protection, including retirement arrangements.

Careful work on social policy principles in recent years has enabled a balance of interests between staff interests and the Company's financial capacities. Signing of a new Labor Agreement confirms the success of social partnership at Aeroflot.

The structure of the social package defined by the new Labor Agreement is shown in the diagram on page 17.

Spending by the airline on social provisions in 2002 rose by 1.5 times to 427 million rubles.

The Company's social policy has been highly commended by society and by the Government. A competition on the theme of "Russian organization with high social efficiency", sponsored by the Federal Government, the Economy Ministry and the Labor Ministry, gave Aeroflot awards for "Achievements in organization of additional pension provisions" and for "Salaries and social payments".

The average number of Aeroflot staff in December 2002 was 14,802, down by 824 from December 2001. The staff reduction was due to withdrawal of several Russian-made aircraft (IL-62, IL-76 and IL-86) as well as offers of one-off payments and additional pensions to encourage voluntary early retirement.

Payroll rose by 17 percent in 2002 compared with 2001 to 4074.5 million rubles, and the average monthly salary rose by 19.4 percent to 19,500 rubles.

Labor productivity in 2002 was almost unchanged from 2001 measured in tonne-kilometers per employee, and rose by 10.6 percent in cash terms to 3.009 million rubles per employee.

The average age of Aeroflot staff is 41.

Professional Training and Education

Aeroflot's Training Center for Aviation Personnel worked hard in 2002 to improve the quality of air personnel training. The Center held 800 study sessions with participation of 12,000 students. Flight crew spent over 13,000 flying hours in 7000 training events, while cabin crew spent 18,500 flying hours in 8700 training events.

The Training Center installed a quality management system last year, which merited ISO 9001-2000 certification.

The Center was also involved in joint activities with training centers of companies such as British Airways, Lufthansa and Air France.

Agreements were reached in 2002 with the Center for further training of air transport personnel at Moscow State Technical University, an agreement with the Institute for Aviation Managers and Specialists was extended and work began on organization of training and further training courses of staff in Aeroflot representative offices.

Use of the Company's own Center ensures high quality of personnel training and allows major savings, since the Company has no need to hire outside specialists and pay for the use of training aerodromes. Savings from the latter source alone were about 10 million rubles in 2002.

The Aeroflot Training Center also offer services for training of aviation specialists for other companies and organizations.

Protecting the Environment

Aeroflot sees protection of the environment as an important part of its responsibility to society, and the Company strictly observes Russian laws on nature conservation, as well as ecological requirements of countries, to which the Company carries out flights. Such requirements concern utilization of waste products, reduction of harmful atmospheric emissions, and observance of noise limitations for aircraft.

The Company carries out constant checks to ensure that it meets standards for environment protection, develops and applies measures for conservation of soil and water resources, controls and supervises temporary storage and accumulation of waste, carries out regular instrumental control and adjustment of aircraft fuel systems to ensure that emissions do not exceed norms for smoke, carbon monoxide, and hydrocarbon content. Ecological certification of aircraft was renewed in 2002, and part of the air fleet was replaced by less polluting craft.

The Company also carried out regular conservation measures in 2002 and tracked its observance of norms for atmospheric emissions from stationary sources, as well as renewing and re-registering technical approvals for its gas purification facilities.

Carrying Volumes

The Company's aircraft flew to 54 countries in 2002, making landings at 78 destinations in the CIS and other foreign countries, and 25 cities in Russia.

Aeroflot thus made a total 59,849 standard flights, carrying 5.489 million passengers, and 109,500 tonnes of freight and mail. That added up to 17,645.2 million passenger-kilometers and 2151.2 million tonne-kilometers.

Despite reduction of available transport capacity by 10 percent from 2001, due to route network optimization and the start of gradual withdrawal of IL-62, IL-86 and IL-76 aircraft, rational use of aircraft resources made it possible to limit the average reduction of carrying to 5 percent. Freight and mail volumes even grew thanks to increased use of passenger aircraft for cargoes. Carrying volumes compared with 2001 were as follows:

TOTAL	
passenger turnover	
–6.9%	*(–1,298.2 million pkm)*
tonne-kilometers	
–4.8%	*(–107.7 million tkm)*
passenger numbers	
–5.9%	*(–341,400 passengers)*
mail	
+9.6%	*(+372,500 tonnes)*
freight	
+7.7%	*(+7,520,200 tonnes)*

Structure of Carrying

The share of international routes, including CIS and Baltic countries, in total passenger carrying by Aeroflot in 2002 was 70.8 percent, and the share of domestic routes was 29.2 percent. The share of domestic routes in total carrying thus grew by 1.3 percent from 2001.

Changes in carrying indicators for international and domestic routes from 2001 to 2002 were as follows:

International routes	*Domestic routes*
passenger turnover	
–8.5% (–1,284.1 million pkm)	*–0.4% (–14.1 million pkm)*
tonne-kilometers	
–4.7% (–86.5 million tkm)	*–4.9% (–21.2 million tkm)*
passenger numbers	
–7.6% (–319,800 passengers)	*–1.3% (–21,600 passengers)*
mail	
+1.4% (+44 tonnes)	*+49.5% (+328.5 tonnes)*
freight	
+7.7% (+6,430.8 tonnes)	*+7.7% (+1,089.4 tonnes)*

Passenger traffic on regular flights fell by 2.7 percent from the level in 2001, and by 70.6 percent on non-regular (charter) flights. Charter flights accounted for only 1.5 percent of total passenger carrying in 2002 compared with 3.2 percent in 2001.

REGULAR AND CHARTER TRAFFIC

Total carrying	2001	2002	% change
Passengers	5,830,700	5,489,300	94.1
Freight and mail, tonnes	101,600	109,500	107.8

Regular flights	2001	2002	% change
Passengers	5,558,500	5,409,300	97.3
Freight and mail, tonnes	92,000	104,300	113.4

Charter flights	2001	2002	% change
Passengers	272,100	80,000	29.4
Freight and mail, tonnes	9,600	5,300	55.2

Share of regular flights	2001	2002	+/–
Passengers, %	95.3	98.5	3.2
Freight and mail, %	90.6	95.3	4.7

Share of charter flights	2001	2002	+/–
Passengers, %	4.7	1.5	–3.2
Freight and mail, %	9.4	4.7	–4.7

REGULAR TRAFFIC

INDICATORS	2002			2001			2000		
	International	Domestic	Total	International	Domestic	Total	International	Domestic	Total
Aircraft-kilometers, thousand km	119,075.0	39,312.0	158,387.0	129,605.6	40,990.2	170,595.8	127,369.4	36,254.7	163,624.1
Departures	41,021	20,757	61,778	43,534	21,086	64,620	42,162	17,544	59,706
Flight hours	150,747	54,015	204,762	164,793	55,963	220,756	161,787	48,870	210,657
Passengers carried, thousands	3,808.8	1,600.5	5,409.3	3,938.9	1,619.6	5,558.5	3,444.1	1,390.9	4,835.0
Freight and mail carried, tonnes	88,600	15,700	104,300	77,900	14,100	92,000	87,800	11,400	99,200
Passenger turnover, million pkm	13,526.9	3,808.1	17,335.0	14,236.6	3,820.1	18,056.7	13,202.0	3,354.9	16,556.9
Passenger turnover capacity, million pkm	20,138.7	5,231.5	25,370.2	22,414.6	5,241.6	27,656.2	20,808.4	4,600.7	25,409.1
Seat occupancy, %	67.2	72.8	68.3	63.5	72.9	65.3	63.4	72.9	65.2
Carrying, million tkm:									
a) passengers	1,217.4	342.7	1,560.1	1,281.3	343.8	1,625.1	1,188.2	301.9	1,490.1
b) freight	462.5	67.2	529.8	422.4	60.6	483.0	575.6	53.2	628.8
c) mail	10.2	2.5	12.7	9.4	2.4	11.8	6.6	1.8	8.4
Total	1,690.1	412.5	2,102.6	1,713.1	406.8	2,119.9	1,770.4	356.9	2,127.3
Available capacity, million tkm	3,053.0	678.2	3,731.2	3,348.2	650.0	3,998.2	3,321.0	599.0	3,920.0
Overall load factor, %	55.4	60.8	56.4	51.2	62.6	53.0	53.3	59.6	54.3

CHARTER TRAFFIC

INDICATORS	2002 International	2002 Domestic	2002 Total	2001 International	2001 Domestic	2001 Total	2000 International	2000 Domestic	2000 Total
Aircraft-kilometers, thousand km	2,850.0	440.0	3,290.0	6,003.2	1,240.2	7,243.4	5,918.2	820.0	6,738.1
Departures	931	228	1,159	2,243	455	2,698	2,113	334	2,447
Flight hours	3,613	628	4,241	7,803	1,676	9,479	7,634	1,113	8,747
Passengers carried, thousands	76.6	3.4	80.0	266.2	5.9	272.1	260.5	5.4	265.9
Freight and mail carried, tonnes	4,800	500	5,300	8,900	700	9,600	7,600	600	8,200
Passenger turnover, million pkm	299.4	10.8	310.2	873.8	12.9	886.7	866.1	11.2	877.3
Passenger turnover capacity, million pkm	412.3	20.0	432.3	1,108.0	31.9	1,139.9	1,109.3	32.2	1,141.5
Seat occupancy, %	72.6	53.9	71.8	78.9	40.4	77.8	78.1	34.9	76.9
Carrying, million tkm:									
a) passenger	26.9	1.0	27.9	78.6	1.2	79.8	78.0	1.0	79.0
b) freight	18.5	2.1	20.6	30.5	28.7	59.2	23.8	10.7	34.5
c) mail	-	-	-	-	-	-	-	-	-
Total	45.5	3.1	48.5	109.1	29.9	139.0	101.8	11.7	113.5
Available capacity, million tkm	77.1	5.9	83.0	186.3	40.7	227.0	172.8	20.6	193.4
Overall load factor, %	59.0	51.6	58.5	58.6	73.5	61.2	58.9	56.9	58.7

Quality Indicators

Seat occupancy grew by 2.6 percent to 68.4 percent in 2002. The load factor rose by 2.9 percent to 56.4 percent

Flight Hours

Flight hours were reduced by 9.2 percent (-21,232 hours) compared with 2001 due to route optimization and withdrawal of some aircraft types. Flight hours were down by 90 percent (-19,206 hours) on IL-62Ms, by 58 percent (-7955 hours) on IL-86s, and by 62 percent (-6848 hours) on IL-76 cargo planes. However, flight hours were increased by 11 percent (+4316 hours) on Tu-154s, by 13 percent (+2965 hours) on Tu-134s, by 10 percent (1520 hours) on IL-96s, and doubled (+1919 hours) on DC-10s thanks to introduction of two additional aircraft. B767s showed the highest average daily flying time among Aeroflot's foreign-built aircraft (14 hours), followed by B777s (13.7 hours). The highest average daily flying time on Russian aircraft was shown by the IL-96 (7.9 hours, or 13.5 hours per one technically operational craft).

Flight productivity by aircraft types, measured as the volume of carrying per flight hour, was as follows:

Aircraft	2001, tkm	2002, tkm	2002 as % of 2001
IL-96	13,788	15,400	111.7
B767	12,228	14,751	120.6
B737	5,781	5,789	100.1
B777	19,079	22,196	116.3
A310	11,011	11,860	107.7
IL-62M	8,255	9,380	113.6
IL-86	16,683	16,113	96.6
Tu-154	6,419	6,903	107.5
Tu-134	2,778	2,896	104.3
IL-76	17,823	17,515	98.3
DC-10	30,086	31,691	105.3

Composition of Aeroflot fleet as of January 1, 2003

Aircraft type	Owned	Leased	Total	+/– from 2001
Russian-made				
IL-96	6		6	
IL-62	10		10	–3
IL-86	14		14	–1
Tu-154	20		20	–4
Tu-134	12	3	15	–1
IL-76	10		10	
Foreign-made				
B767		4	4	
B737		10	10	
B777		2	2	
A310		11	11	
DC-10		2	2	+2
Total	72	32	104	–7

Aircraft Fleet

The Company aircraft fleet consisted of 104 aircraft as of January 1, 2003, of which 72 were owned and 32 leased.

Fleet numbers were reduced by seven aircraft in the course of 2002 due to the following:

sale of three IL-62 aircraft;

write-off of four Tu-154-B and one IL-86 aircraft due to full depreciation;

return of two Tu-134 aircraft, rented from the airline KomiInterAvia, due to annulment of the rent contract;

introduction of two DC-10-40F cargo aircraft under a leasing agreement with Ireland Cargo Aircraft, and one Tu-134 (adapted for VIP carrying) under a rent agreement with Torginvest.

Aviation Fuel

In 2002 the Company used 1,054,200 tonnes of aviation kerosene on regular and charter flights, 4800 tonnes on ancillary and training flights, and 2100 tonnes during works at the Aeroflot aviation-technical center. Total aviation kerosene use was 1,061,100 tonnes, down by 17.2 percent or 220,500 tonnes compared with 2001. Lower fuel use was due to reduction of flight hours (216,200 tonnes saved) and reduction of carrying by aircraft with inferior fuel efficiency (4300 tonnes saved).

Information for Shareholders and Investors

General Information

Aeroflot was established under the Russian Government Resolutions No.527 of July 28, 1992, "On measures for organization of international air communications of the Russian Federation", No.267 of April 1, 1993, "On Joint Stock Company Aeroflot-Russian Airlines", and No.314 of April 12, 1994, "On approval of the Charter of Joint Stock Company Aeroflot-Russian Airlines".

The full official name of the Company in Russian is Otkrytoye aktsiyonernoye obshestvo "Aeroflot-rossiyskiye avialinii", and the full official name in English is Joint Stock Company Aeroflot-Russian Airlines. The abbreviated name of the Company in Russian is OAO "Aeroflot", and in English JSC Aeroflot. The Company's legal and postal address is OAO "Aeroflot", 37 Leningradsky Prospect, Building 9, Moscow, 125167, Russia.

Aeroflot received state registration at the Moscow Registration Chamber on June 21, 1994 with certification No. 032.175.

The Company was registered in the Unified State Register of Legal Entities on August 2, 2002, with certification No.007893962 (Series 77).

The Company uses the auditing services of Auditing Company Vneshaudit at legal address: 25-27/2 Bolshaya Yakimanka, Moscow 109180, Russia (telephone 258-1991). Auditing Company Vneshaudit currently operates under license NoE000548, issued with validity for five years on June 25, 2002, on the basis of Order No.123 of the Ministry of Finance of the Russian Federation.

The Company also uses the auditing services of Deloitte & Touche CIS at legal address: 16/2 Ultisa Tverskaya, Building 1, Moscow, Russia (telephone 787-0600). Deloitte & Touche CIS currently operates under license No.004509, issued with validity for three years on February 8, 2000, on the basis of Order No.39 of the Ministry of Finance of the Russian Federation.

Securities

Aeroflot has charter capital of 1,110,616,299 rubles divided into 1,110,616,299 common shares with par value of one ruble.

State registration of the first issue of Aeroflot stock was carried out by the Finance Department of the Moscow Government. The issue was assigned state registration code No.73-1p-5142 on June 22, 1995. State registration of the second issue of Aeroflot stock was carried out by the Federal Commission for the Securities Market (FCSM) and was assigned state registration code No.1-02-00010-A on February 1, 1999.

The Company's specialized share registrar is National Registration Company at legal address:

6 Ulitsa Veresayeva, Moscow, 121357, Russia (telephone 440 3104), acting under license No.10-000-1-00252, issued by the FCSM on March 6, 2002 without a limit on validity.

Global Depository Receipts

Technical details of Aeroflot's global depository receipts (GDRs) are as follows:

144A
CUSIP NUMBER: 007771108
ISIN NUMBER: US0077711085
Reg S
CUSIP NUMBER: 007771207
ISIN NUMBER: US0077712075

Aeroflot GDRs began to be traded at the third section of the Frankfurt Stock Exchange on March 1, 2002.

Bonds

Series 1 of the Company's ruble-denominated coupon bearer bonds was redeemed on April 1, 2002. The bonds were issued for a period of 374 days with state registration number 4-01-00010-A, and the total issue value was 600,000,000 rubles. The second installment of a 15.06 percent annual coupon was paid simultaneously with the redemption, representing a payment of 79.22 rubles per bond with face value of 1000 rubles. Total value of the second coupon payout was 47,532,000 rubles.

On February 27, 2002, the FCSM carried out state registration of Series 2 of Aeroflot ruble-denominated coupon bearer bonds under registration number 4-02-00010-A. A total 1,000,000 bonds were issued with face value of 1000 rubles each, making overall value of the issue equal to 1,000,000,000 rubles. The bonds were issued for a period of 728 days. Placement was carried out on March 18, 2002. There will be four coupon payments on the bonds, and the first payment was made on September 16, 2002. The annual coupon is 19.85 percent, so that the first payment per bond was 98.98 rubles and the total sum of

Structure of Aeroflot charter capital and changes in the period 2000–2002


34%
15%
51%
36%
13%
51%
38%
11%
51%
January 1, 2001
January 1, 2002
January 1, 2003
federal ownership
legal persons
physical persons

the first coupon payout was 98,980,000 rubles. The second coupon payment will be made 364 days after placement of the issue, the third payment 546 days after issue and the fourth payment 728 days after issue.

Main trading floors for Aeroflot securities

The main vehicles for trading of Aeroflot securities are:

1. the Russian Trading System (RTS). The RTS ticker for Aeroflot securities is AFLT. The RTS internet site address is www.rts.ru;

2. the Moscow Interbank Currency Exchange (MICEX). The MICEX internet site address is www.micex.ru.

Share price and trading volumes

The weighted-average price of Aeroflot shares at the close of trading on the RTS on December 31, 2002, was $0.345 per share. Market capitalization of the company on December 31, 2002, was therefore $383,162,623. The highest price for Company shares during the accounting period occurred on March 5, 2002, when they were valued at $0.402, and the lowest price levels were on July 26 and August 15, when the shares were valued at $0.275.

15,852,087 Aeroflot shares were traded on the RTS in 2002 (1.43 percent of total Company shares) and overall value of trading was $5,837,617.

The practice of quarterly briefings for shareholders, investors and the media, at which Company officials clarify business results and development plans, was continued in 2002.

Quarterly financial disclosure for the FCSM and other information concerning Aeroflot's activities can be found on the Company's corporate internet site, at the address www.aeroflot.ru, and also in the system SKRIN Issuer at www.skrin.ru, and at the site www.adr.db.com.

Main market indicators for Aeroflot shares

	2002	2001	2000
Net profit per share, rubles	2.88	1.18	1.11
Share price / Net profit per share	3.8	8.86	5.2
Market capitalization at the end of the year, millions of US dollars	383.2	395.4	227.7

Fall of capitalization in 2002 compared with 2001 can be explained by overall decline of investment in the airline industry and reduction of the Company's free float.

The Annual General Meeting of Shareholders

Aeroflot's Annual General Meeting of Shareholders (AGM) was held on May 25, 2002. Shareholders and shareholder representatives who took part in the meeting controlled 1,008,439,110 votes, or 90.8 percent of total issued and placed voting stock of the Company. The meeting considered and took decisions on 14 agenda items. Shareholders approved the 2001 annual report, balance sheet, profit and loss account, and BoD proposals for distribution of 2001 profit. The meeting also elected a new BoD and Audit Committee, and confirmed the companies Vneshaudit and Deloitte & Touche as external auditors. The newspapers Rossiyskaya Gazeta and Moi Aeroflot, as well as Interfax news agency, were specified as channels for publication of information for shareholders of Aeroflot.

The following documents were approved in new drafts: the Company Charter, Resolution on the Board of Directors, Resolution on the Audit Committee, Resolution on the Board of Management, and Resolution on conduct of the AGM.

The AGM accepted proposals of the BoD to pay annual cash dividends of 0.06 rubles per share from 2001 profits.

An extraordinary meeting of Company shareholders (EGM) was held on September 14, 2002. Shareholders and shareholder representatives who took part in the meeting controlled 1,006,933,418 votes, or 90.66 percent of total votes on issued and placed voting stock of the Company. The EGM elected a new Audit Committee and voted against early termination of authorities of the current BoD.

Another EGM was held on December 27, 2002, by post in absentia. Shareholders and shareholder representatives controlling 909,098,762 votes, or 81.86% of total voting rights on issued and placed Company stock, submitted votes in absentia by 12.00 a.m. on December 27, 2002.

As a result of the voting it was decided:

"To approve a major transaction of the Company with Airbus G.I.E. for acquisition on leasing terms of six A319 aircraft and two A320 aircraft with engines built by

CFMI, to be supplied between September 2003 and December 2004, and whose market value, assessed independently, is not more than $313.6 million, which exceeds 50 percent of the balance sheet value of Aeroflot assets."

The main conditions of the deal are as follows:

→ the deal price is based on market conditions;

→ the lease period for each aircraft does not exceed 12 years;

→ four A319 and six A320 aircraft are taken on operating lease terms from GECAS for a period up to 10 years, and three B767-300 aircraft are taken for a period up to six years;

→ nine A310 aircraft are returned to Airbus in the period 2003–2004;

→ two A310 and 10 B737-400 aircraft are returned to GECAS in the period 2003–2004.

A total 66.6 million rubles were reserved for dividend payment for 2001. In 2002 a total 68.6 million rubles were paid out as dividends, of which 58.8 million rubles for 2001 and 9.8 million rubles for previous years.

Largest 10 Aeroflot Shareholders as of January 1, 2003

1. Property Ministry of the Russian Federation (owner)
2. Depository-Clearing Company (nominee)
3. Lindsell Enterprises Limited (owner)
4. National Depository Center (nominee)
5. ZAO ING Bank (Eurasia) (nominee)
6. OOO Deutsche Bank (nominee)
7. ZAO Citibank (nominee)
8. OOO JP Morgan Bank International (owner)
9. Rosbank (nominee)
10. Rossiysky Kredit Bank (nominee)

Corporate Governance

Aeroflot has traditionally shown high levels of corporate governance, and is working steadily to improve its system for protection of the rights of shareholders and financially interested parties, and to raise transparency of company activities and information disclosure.

Improvement of Aeroflot's corporate governance system was confirmed when the international rating agency Standard & Poor's raised the Company's corporate governance rating from 4.6 to 5.2 points. The report by Standard & Poor's on the occasion of the upgrade noted the Company's high quality of information disclosure to Russian and foreign shareholders, efficient work by the BoD, and a high level of protection of shareholder rights.

Aeroflot's efforts to protect rights of its shareholders are demonstrated by consistent dividend payments and changes in the order of dividend payment in favor of small shareholders. An important development was removal from the Company charter of a point on authorized shares, which had raised concern among potential investors and was seen as one of the main risks to good corporate governance in the Company. Procedures for notification of shareholders meetings meet all requirements of Russian legislation and the highest international standards. Holders of GDRs receive all materials relating to shareholder meetings in

Divident Payment

Type of share	Divident period	Date of shareholder list for dividend entitlement	Total sum credited, rubles	Number of shares as of the list date	Dividends per share, rubles	Payment type
Common	1996	-	-	-	Not paid	-
Common	1997	20.04.98	8,796,334.42	3,164,149	2.78	Cash
Common	1998	28.04.99	9,107,054.00	1,110,616,299	0.0082	Cash
Common	1999	26.04.00	11,106,162.99	1,110,616,299	0.01	Cash
Common	2000	20.03.01	33,318,488.97	1,110,616,299	0.03	Cash
Common	2001	05.04.02	66,636,977.94	1,110,616,299	0.06	Cash





English translation. A new improved procedure for registration of those taking part in shareholder meetings has been in force since September 2002, allowing registration to continue until the start of voting on the meeting agenda.

In 2002 the Company launched an English-language site with a special section addressed to shareholders and investors. Press-releases and articles clarifying events of importance to the Company are published on the site in Russian and English. Disclosure of operating information by the Company meets the highest international standards, and the National Association for Stock Market Participants (NAUFOR) has included Aeroflot in its A+ group for information disclosure over the last few years.

There has been a substantial strengthening of the role of the BoD in decisions of greatest importance to the Company, such as election of the CEO and approval of Company transactions with value exceeding $15 million. The list of large transactions, requiring approval by the BoD, has been extended, and it has been decided to create committees on personnel and compensation, audit, and strategy, which will report to the BoD.

Improvement of corporate governance has been and remains one of Aeroflot's priorities, and the Company has done its utmost to take account of all the recommendations set out in the Code of Corporate Conduct, which was approved by the FCSM in 2002.

Significant Corporate Acts

Transactions by Aeroflot in 2002 with value equal to 10% or more of the value of Company assets

Date of transaction: December 27, 2002.

Object and description of the transaction: Agreement on purchase by Aeroflot from Airbus of eight aircraft of the A320 family (six A319s and two A320s), together with early termination and return of nine A310 aircraft, of which five A310-300s under operating lease and four aircraft under financial lease.

Transaction sum: $313.6 million

Amount spent by the Company on the transaction: 9,950,774,000 rubles.

Amount spent by the Company as a share of total Company assets: 161.4 percent

There are no parties, who can be classed under law of the Russian Federation as interested parties in accomplishment of the given transaction. The decision on accomplishment of the transaction was taken by a General Meeting of Shareholders on December 27, 2002.

Aeroflot did not carry out any transactions in 2002, which could be classed as involving interest under provisions of the federal law "On joint stock companies".

Board of Directors

Members of the Board of Directors

Alexander A. Braverman (born 1954)

1997-1999: First Deputy Minister for State Property of the Russian Federation
2000-present: State Secretary and First Deputy Minister for State Property of the Russian Federation.
Does not own shares in Aeroflot.
Does not own shares in Aeroflot subsidiaries or companies affiliated with Aeroflot.

German O. Gref (born 1964)

1997-1998: Deputy Governor of St Petersburg and Chairman of the St Petersburg Committee for Management of Municipal Property.
1998-1999: First Deputy Minister for State Property of the Russian Federation.
2000-present: Minister for Economic Development and Trade of the Russian Federation.
Does not own shares in Aeroflot.
Does not own shares in Aeroflot subsidiaries or companies affiliated with Aeroflot.

David L. Davidovich (born 1962)

1997-1998: Director of the Production, Refining and Sales Department of Rosneft oil company.
1998-2000: Head of the Marketing Department of Sibneft oil company.
2000: Deputy CEO of Russian Aluminum Management, with responsibility for production and sales.
2000-2001: Deputy CEO of automotive manufacturer GAZ, with responsibility for production and sales.
2001-present: Managing director of Millhouse Capital UK Limited.
Does not own shares in Aeroflot.
Does not own shares in Aeroflot subsidiaries or companies affiliated with Aeroflot.

Yury E. Zaostrovtsev (born 1956)

1997-present: Deputy Director of the Federal Security Service of the Russian Federation.
Does not own shares in Aeroflot.
Does not own shares in Aeroflot subsidiaries or companies affiliated with Aeroflot.

Alexander V. Neradko (born 1961)

1997-2000: Head of the Directorate for State Supervision of Flight Safety, and First Deputy of the Minister of Transport of the Russian Federation.
2000-present: First Deputy Minister of Transport of the Russian Federation.
Does not own shares in Aeroflot.
Does not own shares in Aeroflot subsidiaries or companies affiliated with Aeroflot.

Valeriy M. Okulov (born 1952)

1997-present: CEO of Aeroflot
Owns 0.0025% of charter capital of Aeroflot.
Does not own shares in Aeroflot subsidiaries or companies affiliated with Aeroflot.

Andrei A. Osipov (born 1971)

1997-1998: Chief specialist of the Project Finance Department of YUKOS oil company.
1998-2001: Head of the Capital Markets Department of Sibneft oil company.
2001-present: Head of the Mergers & Acquisitions Department of Millhouse Capital UK Limited.
Does not own shares in Aeroflot.
Does not own shares in Aeroflot subsidiaries or companies affiliated with Aeroflot.

Alexei E. Tuzhiliin (born 1968)

1997-2000: Chief specialist of Sibneft oil company.
2001-present: Head of the Corporate Management Department of the Moscow Representative Office of Millhouse Capital UK Limited.
Does not own shares in Aeroflot.
Does not own shares in Aeroflot subsidiaries or companies affiliated with Aeroflot.

Sergei O. Frank (Chairman) (born 1960)

1997-1998: First Deputy Minister of Transport of the Russian Federation.
1998-present: Minister of Transport of the Russian Federation.
Does not own shares in Aeroflot.
Does not own shares in Aeroflot subsidiaries or companies affiliated with Aeroflot.

Vladimir A. Chernukhin (born 1968)

1997-2000: Deputy Head of Section, Deputy Head of Department, Head of Department, Deputy Chairman of Vneshekonombank of Russia.
2000-2002: Deputy Minister of Finance of the Russian Federation.
2002-present: Chairman of Vneshekonombank of Russia.
Does not own shares in Aeroflot.
Does not own shares in Aeroflot subsidiaries or companies affiliated with Aeroflot.

Yevgeny I. Shaposhnikov (born 1942)

1997-present: Aide of the President of the Russian Federation.
Does not own shares in Aeroflot.
Does not own shares in Aeroflot subsidiaries or companies affiliated with Aeroflot.

The level of remuneration for members of the Aeroflot BoD is decided by the General Meeting of Shareholders of the Company. Procedure and schedules for remuneration payment is regulated by the "Resolution on Procedure of Remuneration Payment to Members of the Board of Directors of Aeroflot-Russian Airlines". No remuneration was paid to members of the Aeroflot BoD in 2002.



Report of the Board of Directors on Results of Company Development in Priority Directions

A new draft of the Aeroflot Company Charter was approved by the Annual General Meeting of the Company based on changes to the federal law "On joint stock companies", which came into force in 2002. The changes mainly concerned the competence and authority of the Board of Directors (BoD), whose role was significantly enlarged. The new draft made the BoD responsible for such key issues as election of the CEO, approval of major transactions with value exceeding $15 million, and others. The innovations, aimed at improvement of corporate governance in the Company, have had a positive effect on management efficiency and strengthened the image of Aeroflot as a progressive, free-market company.

The changes contributed to energetic functioning of the BoD in 2002. The BoD held 20 meetings in the course of the year, examining 120 questions of concern for current activity or for implementation of promising development plans. The BoD focused mainly on key aspects of Company operations, which are: ensuring a high level of flight safety, improving passenger service quality, formulation of budget policy, effective control over finances and operations, growth of capitalization, and, naturally, growth of revenues from the Company's core activity, which is air transport.

At the start of 2002 the BoD concentrated on Aeroflot's financial and operating plan and the Company budget. The Board was particularly scrupulous in analysis of the spending side of the budget.

The BoD defined cost reduction as one of the main priorities of the Company in 2002. A program of Company-wide efficiency improvements, prepared for this purpose, introduces personal responsibility of Company officials for meeting spending reduction targets. The BoD approved a proposal of the Board of Management for significant increase of cash to provide incentives for staff at all levels of the Company, and particularly staff who make an immediate contribution to cost saving. The principle of "evening out" of remuneration has thus been rejected. However, it was emphasized that savings must not be allowed to affect cost items, which are essential for maintenance of a high level of flight safety.

The most important issue for the BoD last year was the program of restructuring of the Company's foreign-built aircraft fleet. The issue was considered at BoD meetings on several occasions and in all details. Work on this large-scale program was completed in November-December 2002, and the relevant transaction, with value exceeding 50 percent of balance sheet assets, was approved by the BoD, and then by 99 percent of those who took part in an extraordinary general meeting of shareholders.

The BoD gave scrupulous attention in 2002 to flight safety issues, and a decision on this subject was taken at the first BoD meeting of the year. There was constant BoD supervision of implementation of the program, devised by the Board of Management, to support high levels of safety, and the BoD also tracked implementation of decisions by Company management to raise personal responsibility of managers and of engineering and technical staff for work that has importance for flight safety. Measures were planned and implemented for improving reliability of aircraft engines, and for ensuring availability of parts and aggregates to maintenance staff.

In order to maintain the Company's image and levels of confidence among passengers and business partners, the BoD gave special attention to introduction of Aeroflot's new quality management system. In August 2002 quality management in three Company sub-divisions, the Flight Security Service, Flight Control Center, and Training Center for Aviation Personnel, was audited and certified as meeting the ISO 9001-2000 standard. In October the BoD approved a Board of Management proposal for introduction of the quality management system in five other key sub-divisions of the Company: the Aviation-Technical Center, Flight Complex, Ground Control Complex, In-flight Service Department, and Purchasing Department.

Work by the Board of Management to implement BoD decisions is helping Aeroflot towards achievement in the near future of its main goal, which is to obtain quality certification for the Company as a whole. That will enhance the reputation of Aeroflot on the air transport market, confirming ability of the Company to achieve a new and competitive level of service quality.

In order to improve business efficiency, the BoD has paid special attention to improved organization of passenger sales, and development of a program of practical measures to increase revenue and profit, raise carrying volumes, and increase Aeroflot market capitalization.

Priority tasks, which will be decisive for ensuring revenue and profit growth, include measures developed by the Board of Management and approved by the BoD for optimizing the Company's domestic and international flight network.

Based on the Company's strategic tasks, the Board carried out thorough and complete analysis and approved the Company's operating and financial budget for 2003, which targets full-year profit of $114.8 million.

Board of Management

Vasily N. Avilov (born 1954)

1997–present: Head of the administration of Aeroflot.
Does not own shares in Aeroflot.
Does not own shares in Aeroflot subsidiaries or companies affiliated with Aeroflot.

Vladimir N. Antonov (born 1953)

1997–2002: Deputy CEO of Aeroflot with responsibility for Aviation and Operational Safety.
2002–present: First Deputy CEO of Aeroflot with responsibility for Operational Safety.
Does not own shares in Aeroflot.
Does not own shares in Aeroflot subsidiaries or companies affiliated with Aeroflot.

Yevgeny V. Bachurin (born 1964)

1996–1999: Sales Representative and Marketing Manager of Inpredkadri (government-owned subsidiary of KLM).
1999–2001: Advisor to the First Deputy CEO of Aeroflot with responsibility for Finance and Marketing.
2000–2001: Director of the Revenue Management Department of Aeroflot.
2001–present: Member of the BoD of Alt Reisbureau.
Does not own shares in Aeroflot.
Does not own shares in Aeroflot subsidiaries or companies affiliated with Aeroflot.

Anatoly I. Volymerets (born 1951)

1997–2002: First Deputy CEO of Aeroflot with responsibility for Operations.
2002–present: Deputy Director of the Aeroflot Training Center for Aviation Personnel, with responsibility for Training of Flight and Cabin Crews.
Owns 0.0026% of Aeroflot charter capital.
Does not own shares in Aeroflot subsidiaries or companies affiliated with Aeroflot.

Vladimir V. Gerasimov (born 1957)

1997–1999: Deputy Director of the Economics Department of Aeroflot.
1999–present: Deputy CEO of Aeroflot with responsibility for Logistics.
2000–present: Member of the BoD of Fuel and Refueling Company (controlled by Aeroflot).
Owns 0.0025% of Aeroflot charter capital.
Does not own shares in Aeroflot subsidiaries or companies affiliated with Aeroflot.

Nikolai V. Yegorov (born 1963)

1997–1999: Deputy Chairman of the Central Bank of Russia.
1999–present: Deputy CEO of Aeroflot with responsibility for Information Technology.
Does not own shares in Aeroflot.
Does not own shares in Aeroflot subsidiaries or companies affiliated with Aeroflot.

Boris P. Yeliseyev (born 1957)

1997–1999: Advisor and Deputy Head of the Management Directorate of the Administration of the President of Russia.
1999: Deputy Director of the Legal Department of Aeroflot.
1999–present: Director of the Legal Department of Aeroflot.
Does not own shares in Aeroflot.
Does not own shares in Aeroflot subsidiaries or companies affiliated with Aeroflot.

Alexander Yu. Zurabov (born 1956)

1997–1999: President, Chairman of the Board of Management, and Chairman of the BoD of MENATEP Bank.
1999: Head of the Working Group for Reorganization of the bank, Agrotorgbank, Chairman of the BoD of Agrotorgbank.
1999–present: First Deputy CEO of Aeroflot with responsibility for Finance and Marketing.
2001–present: Member of the BoD of Moskva insurance company (Aeroflot subsidiary)
Owns 0.000001% of Aeroflot charter capital.
Does not own shares in Aeroflot subsidiaries or companies affiliated with Aeroflot.

Alexander A. Koldunov (born 1952)

1995–2001: Captain of Aeroflot IL-86 and IL-96-300 aircraft.

2001-present: Head of the Aeroflot Flight Safety Inspectorate.
Does not own shares in Aeroflot.
Does not own shares in Aeroflot subsidiaries or companies affiliated with Aeroflot.

Nikolai A. Kuznetsov (born 1964)

1997-1999: Head of Treasury, Executive Vice-President, Member of Board of Management, Acting Chairman of Board of Management of MENATEP Bank.
1999-present: Deputy CEO of Aeroflot with responsibility for Finance and Planning.
2000-present: Member of BoD of Sherotel (Aeroflot subsidiary).
Does not own shares in Aeroflot.
Does not own shares in Aeroflot subsidiaries or companies affiliated with Aeroflot.

Valeriy M. Okulov (born 1952)

1997-present: CEO of Aeroflot
Owns 0.0025% of charter capital of Aeroflot.
Does not own shares in Aeroflot subsidiaries or companies affiliated with Aeroflot.

Oleg M. Osobenkov (born 1946)

1997-1999: Operative of the Federal Security Service of the Russian Federation.
1999-present: Deputy CEO of Aeroflot, Head of Personnel Management Directorate of Aeroflot.
2000-present: Member of BoD of Fuel and Refueling Company (controlled by Aeroflot).
2002-present: Executive Director of Social Programs Fund
Does not own shares in Aeroflot.
Does not own shares in Aeroflot subsidiaries or companies affiliated with Aeroflot.

Viktor I. Perepelitsa (born 1946)

1997-1999: Deputy CEO of Aeroflot for organization of Flight Operations and Flight Director, Aeroflot Vice President and Flight Director.
1998-present: Member of BoD of Sherotel (Aeroflot subsidiary).
1999-present: Deputy CEO of Aeroflot for organization of Flight Operations, Director of Aeroflot Flight Complex.
Owns 0.0025% of Aeroflot charter capital.
Does not own shares in Aeroflot subsidiaries or companies affiliated with Aeroflot.

Vladimir V. Smirnov (born 1959)

1997-present: Deputy CEO of Aeroflot and Director of Aeroflot Ground Control.
1997-present: Elected member of BoD of Sherotel (Aeroflot subsidiary).
1998-present: Member of BoD of Deit (controlled by Aeroflot).
2001-present: Member of BoD of Airport Moscow (Aeroflot subsidiary).
2002-present: Member of BoD of Aeromar
Owns 0.0026% of Aeroflot charter capital
Does not own shares in Aeroflot subsidiaries or companies affiliated with Aeroflot.

Clause 5.8 of article 5 of the Resolution on the Board of Management of Aeroflot, approved by the annual general meeting of shareholders on May 25, 2002, and entitled "Rights, duties and responsibility of members of the Executive Committee", states that job conditions and remuneration of members of the Board of Management, including benefits and social guarantees, are set in accordance with the post they occupy and in accordance with legal acts of the Russian Federation and Aeroflot, governing work conditions and establishment of size of benefit and social guarantee packages for staff of Aeroflot, and also in accordance with staff registers, and are stipulated in a job contract, which members of the Board of Management sign with Aeroflot. The size of remuneration and compensation to members of the Board of Management of Aeroflot is decided by the BoD of Aeroflot. Remuneration paid to members of the Board of Management in 2002 totaled 8,623,401 rubles.

Aeroflot Subsidiaries and Affiliates

The focus in management of Aeroflot subsidiaries and affiliates during 2002 was on goals and tasks, set out in a Management Concept drawn up by the Board of Management. The most important of these were achievement of investment indicators, raising the level of budget discipline, and ensuring maximum correspondence between price and quality in companies, which are part of Aeroflot's technical supply chain.

Services provided by subsidiary companies are crucial in formation of consolidated service output by Aeroflot. Maximum efforts were therefore employed to establish a quality control system for those parameters, which are decisive for product competitiveness. Modeling and benchmarking was used to set target efficiency indicators for each company, helping to systematize the work of Aeroflot representatives in the management bodies of subsidiary companies.

Work was continued to terminate investments, which have failed to provide required levels of return on invested capital. Shares in 10 companies were sold off. In total, termination of non-efficient investments generated $1.3 million for Aeroflot in 2002.

Much work was done to improve corporate governance, reach accurate valuations and reduce business and corporate risks relating to Aeroflot participation in other companies. Management of companies was based on high standards, which enabled a high level of corporate culture, guaranteeing protection of shareholder interests.

Overall economic effect of Aeroflot stakes in other organizations totaled 484.8 million rubles in 2002, up from 421 million rubles in 2001. Revenue growth was 15 percent in comparable terms.

Main companies in which Aeroflot has stakes

Merger of two companies, Airport Moscow and ZAO Aeroservis, which both work in the cargo handling segment, was completed in 2002. This prevented harmful competition between the two companies, and gave synergy effects from joint technology use, as well as reduction of expenses and increase of shareholder revenues.

Air transport
Aeroflot-Don
Aeroflot-Plus

Logistics
Aeromar
TZK

Agents
Altreiser
Aerotur
Transnautic Aero
Tris Travel SRL

Ground handling
Airport Moscow
Date
Aeromash-Aviation Safety

Information technology
TKP
MTK Sirena
SITA

Hotels
Sherotel
Aeroimp
Sheremetyevo-2

Retail sales
Aerofirst

Training
Aviabusiness

Publishing
Aeroflot Press
Presto-C

Insurance and finance
Insurance Company Moscow
Aeroflot Garant
Aeroflot Leasing

Other
EMS Guarantpost
NITs ASK



Open Joint Stock Company "AEROFLOT – RUSSIAN AIRLINES" and subsidiaries Independent Auditors' Report

Consolidated Financial Statements for the year ended December 31, 2002

Independent Auditors' Report
To the Shareholders of OJSC "AEROFLOT – Russian Airlines":

Deloitte
&Touche

We have audited the accompanying consolidated balance sheet of OJSC "AEROFLOT - Russian Airlines", an open joint stock company, and its subsidiaries (the "Group"), as of 31 December 2002 and the related consolidated statements of income, cash flows and changes in shareholders' equity for the year then ended. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Group as of 31 December 2001 were audited by another auditor whose report dated 31 May 2002 expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Group as of 31 December 2002, and the consolidated results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Without qualifying our opinion, we draw attention to Note 3 in the accompanying consolidated financial statements that provide discussion of the financial condition of the Group and uncertainties regarding the Group's liquidity and financial position. The Group reported a deficit in working capital of $141.5 million as of 31 December 2002. Management has developed plans and is actively addressing these and other financial and operating issues in order to improve profitability and to strengthen the financial position and liquidity of the Group. The ultimate improvement in operating results and financial condition are dependent on management's success in achieving their established plans and objectives. The accompanying consolidated financial statements have been prepared on the basis of a going concern and do not include any adjustments that might be necessary should management not be able to achieve their planned results.

Deloitte & Touche

16 June 2003

Consolidated Income Statement

	Notes	Year ended 31 December 2002	Year ended 31 December 2001
		$ million (except earnings per share amounts)	**$ million** (except earnings per share amounts)
Traffic revenue	5	1,244.3	1,221.1
Other revenue	6	318.7	336.9
Revenue		**1,563.0**	**1,558.0**
Operating costs	7	(1,081.8)	(1,218.3)
Staff costs	8	(215.4)	(195.2)
Depreciation		(107.0)	(104.4)
Operating costs		**(1,404.2)**	**(1,517.9)**
Operating income		**158.8**	**40.1**
Interest expense	9	(34.6)	(44.9)
Interest income		5.2	3.7
Share of income in associated undertakings	24	5.9	6.3
Foreign exchange and translation gain, net		6.6	1.7
Non-operating (loss) income, net	10	(9.0)	3.8
Income before taxation and minority interest		**132.9**	**10.7**
Taxation	11	(41.6)	11.1
Income after taxation		**91.3**	**21.8**
Minority interest share of net income	21	(2.0)	(1.7)
Net Income		**89.3**	**20.1**
Earnings per share		**$ 0.080**	**$ 0.018**

V.M. Okulov
General Director

M.I. Poluboyarinov
Deputy General Director
Finance and Planning

16 June 2003

Consolidated Balance Sheet

	Notes	31 December 2002	31 December 2001
		$ million	$ million
Assets			
Current assets			
Cash and cash equivalents	12	32.0	20.2
Short-term aircraft lease deposits		6.5	-
Short-term investments		6.8	5.1
Accounts receivable and prepayments, net	13	243.9	241.9
Inventories	14	31.2	25.4
		320.4	292.6
Long-term assets			
Long-term investments, net	15	27.7	18.3
Aircraft lease deposits		27.4	20.2
Deferred tax asset	11	6.3	5.4
Other non-current assets		3.3	6.9
Prepayment for property, plant and equipment	26	31.5	-
Property, plant and equipment, net	16	468.8	768.8
		565.0	819.6
Total assets		**885.4**	**1,112.2**
Liabilities and shareholders equity			
Current liabilities			
Accounts payable and accrued liabilities	17	330.9	382.0
Short-term borrowings	19	109.7	131.1
Current portion of finance leases payable	20	21.3	49.5
		461.9	562.6
Long-term liabilities			
Long-term borrowings		3.2	3.2
Finance leases payable	20	113.8	339.4
Non-current accounts payable and accrued liabilities	18	97.3	83.3
Deferred tax liabilities	11	36.5	38.4
		250.8	464.3
Minority interest	21	**7.9**	**7.6**
Shareholders' equity			
Share capital	22	51.6	51.6
Retained earnings	23	113.2	26.1
		164.8	77.7
Total liabilities and shareholders' equity		**885.4**	**1,112.2**

V.M. Okulov
General Director

M.I. Poluboyarinov
Deputy General Director
Finance and Planning

16 June 2003

Consolidated Statement of Cash Flows

	Year ended 31 December 2002	Year ended 31 December 2001
	$ million	$ million
Cash flows from operating activities:		
Income before taxation and minority interest	132.9	10.7
Adjustments to reconcile income before taxation and minority interest to net cash provided by operating activities:		
Depreciation of property, plant and equipment	107.0	104.4
Loss on disposal of property, plant and equipment	25.5	7.8
Increase in provisions and asset impairments	2.8	22.5
(Decrease) increase in accrued interest payable	(4.7)	2.3
Share of income in associated undertakings	(5.9)	(6.3)
Gain on remeasurement of available for sale investments to fair value	(6.5)	-
Increase in accounts receivable	(38.5)	(104.0)
Increase in inventories	(5.8)	(2.8)
Increase in accounts payable and accrued liabilities	2.5	13.2
Income tax paid	(49.3)	-
Net cash provided by operating activities	160.0	47.8
Cash flows from investing activities:		
Purchases of property, plant and equipment	(89.5)	(80.6)
Proceeds from sale of property, plant and equipment	218.3	1.3
Acquisition of short-term investments, net	(1.7)	(3.5)
Acquisition of long-term investments, net	(1.0)	(3.0)
Dividends received	2.6	5.0
Net cash provided by (used in) investing activities	128.7	(80.8)
Cash flows from financing activities:		
Capital element of finance lease	(252.5)	(46.1)
Dividends paid	(2.8)	(0.3)
(Repayment of) proceeds from borrowings	(21.3)	66.3
Net cash (used in) provided by financing activities	(276.6)	19.9
Change in cash and cash equivalents	**12.1**	**(13.1)**
Beginning of the year	21.2	34.8
Effect of exchange rate change	(0.3)	(0.5)
Cash and cash equivalents	**33.0**	**21.2**

Supplemental cash flow information:		
Interest paid	(39.3)	(42.5)
Interest received	1.4	1.5

Note:
Included in Cash and cash equivalents as of 31 December 2002 and 2001 are $1.0 million of restricted cash held by the Company's representative offices abroad. Restrictions are due to the specific local currency regulations. Restricted cash was classified as "Other non-current assets" in the accompanying consolidated balance sheets.

V.M. Okulov
General Director

M.I. Poluboyarinov
Deputy General Director
Finance and Planning

16 June 2003

Consolidated Statement of Changes in Shareholders' Equity

	Share capital	Retained Earnings	Total
	$ million	$ million	$ million
At 31 December 2000	**51.6**	**16.7**	**68.3**
Effect of IAS 39 initial application (i)	-	(9.6)	(9.6)
Net Income	-	20.1	20.1
Dividends — 2000 (Note 23)	-	(1.1)	(1.1)
At 31 December 2001	**51.6**	**26.1**	**77.7**
Net Income	-	89.3	89.3
Dividends — 2001 (Note 23)	-	(2.2)	(2.2)
At 31 December 2002	**51.6**	**113.2**	**164.8**

i) At 1 January 2001 the Group changed its accounting policy with respect to the measurement of financial instruments in order to comply with IAS 39, "Financial Instruments: Recognition and Measurement". As of 1 January 2001 the Group had lease deposits, which were previously recorded at cost. As of 1 January 2001 the Group re-measured those assets at amortised cost. The adjustment of the previous carrying amount to amortised cost, net of income tax of $5.4 million, is recognised as a prior year adjustment.

V.M. Okulov
General Director

M.I. Poluboyarinov
Deputy General Director
Finance and Planning

1. Nature of the Business

Aeroflot Russian Airlines ("the Company") was formed as a joint stock company following a governmental decree in 1992. The 1992 decree conferred all rights and obligations of Aeroflot Soviet Airlines and its structural units, excluding its operations in Russia and Sheremetevo Airport, to the Company, including inter-government bilateral agreements and agreements signed with foreign airlines and enterprises in the field of civil aviation. The principal activity of the Company is the provision of passenger and cargo air transportation services both domestically and internationally and other aviation services from its base at Moscow Sheremetevo Airport. The Company and its subsidiaries (collectively "the Group") also includes activities comprising airline catering, the operation of a hotel and insurance services. Associated undertakings mainly comprise hotel and duty-free retail businesses.

At 31 December 2002 and 2001, the Government of the Russian Federation owned 51% of the Company. The Company's headquarters are located in Moscow at Leningradsky Prospect 37.

The average number of employees in the Company during 2002 was approximately 15.0 thousand (15.3 thousand – in 2001).

The table below provides information on the Group's aircraft fleet as of 31 December 2002:

Type of aircraft	Ownership	Aeroflot Russian Airlines (quantity)	Aeroflot-Don (quantity)	Group total (quantity)
Ilyushin IL-96-300	Owned	6	-	6
Ilyushin IL-62M	Owned	10	-	10
Ilyushin IL-86	Owned	14	-	14
Ilyushin IL-76 TD (cargo)	Owned	10	-	10
Tupolev Tu-154	Owned	20	10	30
Tupolev Tu-134	Owned	12	4	16
Antonov An-12	Owned	-	3	3
Airbus A-310	Finance lease	4	-	4
Tupolev Tu-134	Operating lease	3	-	3
Boeing 737-400	Operating lease	10	-	10
Airbus A-310	Operating lease	7	-	7
Boeing 767-36 NER	Operating lease	4	-	4
Boeing 777-2Q8	Operating lease	2	-	2
McDonnell Douglas DC10-40F	Operating lease	2	-	2
		104	**17**	**121**

2. Russian Environment and Economic Conditions

Currency exchange and control

Foreign currencies, in particular the US Dollar, play a significant role in the underlying economics of many business transactions in Russia. Following the 1998 economic crisis, the Ruble's value fell significantly against the US Dollar, falling from a pre-crisis rate of approximately 6 Rubles to 1 US Dollar, to 27 Rubles to 1 US Dollar by the end of 1999. During 2000, 2001 and 2002, the Ruble's value fluctuated between a low of 26.9 and a high of 31.9 to 1 US Dollar. As of 16 June 2003, the exchange rate was 30.51 Rubles to 1 US Dollar.

The following table summarizes the exchange rate of the Ruble to 1 US Dollar for the years ended 31 December 2002, 2001 and 2000.

At December 31 --	Exchange rate
2002	31.78
2001	30.14
2000	28.16

The Group's principal currency exchange rate risks are its ability to recover investments in non-monetary assets, specifically property, plant and equipment, as well as exposure to currency exchange losses and the ability to repay its foreign currency denominated obligations (primarily aircraft finance lease obligations).

The Central Bank of Russia has established strict currency control regulations designed to promote the commercial utilization of the Russian Ruble. Such regulations place restrictions on the conversion of Russian Rubles into foreign currencies and establish requirements for conversion of foreign currency sales to Russian Rubles.

Inflation

The Russian economy has been characterized by relatively high rates of inflation. The following table summarizes the annual rate of inflation for the past three years:

For the years ended December 31 --	Annual inflation
2002	15.1%
2001	18.8%
2000	20.2%

The Company's principal inflation rate risk relates to the Company's ability to raise tariffs for tickets sold in Russia in line with the growth of operating expenses caused by inflation. In the event high levels of inflation continue, the Company could have financial difficulties accompanied by further deterioration in its results of operations and liquidity position.

3 Liquidity and Management Plans

At 31 December 2002, the Group had a working capital deficiency of $141.5 million, an improvement of $128.5 million from 31 December 2001. To further improve liquidity, subsequent to 31 December 2002, the Group intends to obtain long-term financing in 2003 from a Russian bank.

To implement a new corporate vision and strategy, the Group continued rescheduling its network. Several new routes expected to be profitable were opened while unprofitable routes were closed in 2002. Frequencies of flights were increased significantly which resulted in improved breadth and depth of the Group's network. Aircraft utilization increased by approximately 2.6 percent in 2002 compared to 2001 and is expected to further increase in 2003. In 2002 the Company commenced a restructuring of its foreign aircraft fleet, which should result in lease expense savings. The fleet will be comprised of aircraft produced after 1999, which should decrease maintenance expenses.

During 2002 the Company continued to expand code-sharing operations with other airlines. Route connections improved by 9 percent in 2002 and are planned to increase further. In 2002 the overall load factor reached 65.3 percent. In 2002 the share of higher classes passengers reached 16.7 percent for European routes. The Group continues a campaign to increase further the share of higher classes passengers.

Management of the Group has developed a cost reduction program to reduce operating costs in 2003 and subsequent years. In particular, increased efficiency of fleet utilization is expected to result in a reduction of fuel costs, which is a major component of the Group's operating expenses. In 2002 the Group took the following cost reduction measures: consolidation of fuel suppliers, increased share of direct supplies and utilization of geographic difference in fuel prices.

Considering the improvement in 2002 performance, actions taken to date and management plans for the future, management believes it is appropriate to prepare the consolidated financial statements on the basis of a going concern.

4. Principal Accounting Policies

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below.

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS). The consolidated financial statements are presented in millions of US Dollars. All significant subsidiaries under legal and/or actual control of the Company are included in the consolidated financial statements. A listing of the Group's principal subsidiaries is set out in Note 30.

The Group maintains its accounting records in accordance with Russian accounting legislation and regulations (RAL) in Russian Rubles. The accompanying consolidated financial statements are based on the underlying accounting records, appropriately adjusted and reclassified for fair presentation in accordance with the standards prescribed by the International Accounting Standards Board.

Measurement currency

The majority of revenues are denominated in US Dollars and settled in US Dollars or other foreign currency. The majority of assets, purchases, finance and operating leases, and liabilities are denominated in US Dollars, as is a significant portion of operating expenses. Therefore the US Dollar has been determined as the measurement currency of the Company. Transactions and balances not already measured in US Dollars have been re-measured to US Dollars in accordance with IAS 21, "The Effect of Changes in Foreign Exchange Rates".

Certain subsidiaries of the Company use the Russian Ruble as the measurement currency to comply with SIC 19 "Reporting Currency-Measurement and Presentation of Financial Statements under IAS 21 and IAS 29" and follow IAS 29 "Financial Reporting in Hyperinflationary Economies".

Consolidation

Subsidiary undertakings, which are those companies in which the Group, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations are consolidated. Subsidiaries are consolidated from the date on which effective control is obtained by the Group and are no longer consolidated from the date of disposal or loss of control. Where a partly owned subsidiary has a net asset deficiency the deficiency is attributed to the Group in full and no amount is assigned to the minority interest, unless the minority owner had a legally enforceable obligation to contribute additional funds. All intercompany transactions, balances and unrealised surpluses and deficits on transactions between group companies are eliminated.

Investments in associates

Associates in which the Group has significant influence but not a controlling interest are accounted for using the equity method of accounting. Significant influence is usually demonstrated by the Group owning, directly or indirectly, between 20 percent and 50 percent of the voting share capital or by exerting significant influence through other means. The Group's share of the net income or losses of associates is included in the consolidated income statement, and the Group's share of the net assets of associates is included in the consolidated balance sheet. An assessment of investments in associates is performed when there is an indication that the asset has been impaired or the impairment losses recognized in prior years no longer exist. When the Group's share of losses exceeds the carrying amount of the investment, the investment is reported at nil value and recognition of losses is discontinued except to the extent of the Group's commitment. Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates and unrealized losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred. A listing of the Group's principal associated undertakings is shown in Note 30.

Management estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and the reported amounts of revenues and operating costs during the reporting period. The most significant estimates relate to: the realisability and depreciable lives of property, plant and equipment; provision for bad and doubtful accounts; calculation of revenue from other airline revenue agreements; contingent liabilities; and deferred taxation. Actual results could differ materially from these estimates.

Revenues

Traffic revenue is recognised when the transportation service is provided. Passenger and cargo sales for which transportation has not yet been provided are shown as deferred revenue.

Other revenue is recognised at the time the service is provided.

Segment reporting

For the purposes of segment disclosure the Group determined the following segments:

a) Business segments

The principal business segments are airline operations, airline catering, hotel operations and other.

b) Geographical segments

The operations of all segments are based in the Russian Federation. With respect to scheduled passenger and cargo activities, the following geographical analysis is provided:

i) Geographical analysis of revenue from flights

The analysis of revenue from scheduled flights is based upon the geographical location of the place of flight origin.

ii) Geographical analysis of net assets

The major revenue-earning assets of the Company are comprised of the aircraft fleet. Since the Company's aircraft fleet is employed flexibly across its worldwide route network, there is no suitable basis of allocating such assets and liabilities to geographical segments.

Property, plant and equipment

Property, plant and equipment is stated at cost or valuation as described below which do not exceed their estimated net realisable values. Depreciation is calculated so as to amortize the cost or valuation (less estimated salvage value where applicable) over the remaining useful lives of the assets.

a) Fleet

i) Owned aircraft and engines

Aircraft and engines owned by the Group at 31 December 1995 were stated at depreciated replacement cost based upon external valuations denominated in US Dollars. Subsequent purchases are recorded at cost. The valuation was conducted by Airclaims, an international firm of aircraft appraisers. The Group has chosen not to re-value these assets subsequent to 1995. The 1995 revaluation reserve has been utilised to absorb the depreciation of revaluation adjustments made in 1995.

ii) Finance leased aircraft and engines

Where assets are financed through finance leases, under which substantially all the risks and rewards of ownership are transferred to the Group, the assets are treated as if they had been purchased outright. The Group recognises finance leases as assets and liabilities in the balance sheet as amounts equal at the inception of the lease to the fair value of the leased property or, if lower, at the present value of the minimum lease payments. The corresponding obligation, reduced by the capital portion of lease payments made, is included in payables. The interest element of the lease payments made is included in interest expense in the income statement.

iii) Capitalised maintenance costs

The valuation of the aircraft and engines at 31 December 1995 reflects the maintenance condition as measured on the basis of previous expenditure on major overhauls and the estimated usage since the previous major overhaul. Amounts spent on major maintenance overhauls subsequently have been capitalised and depreciated to the projected date of the next overhaul. Other maintenance costs are expensed as incurred.

iv) Depreciation

The Group depreciates fleet assets owned or held under finance leases on a straight-line basis to the end of their estimated useful life. Salvage value for the foreign fleet is estimated as 5% of the historic cost, while salvage value for Russian aircraft is zero. Engines are depreciated on a straight-line basis to the end of the useful life of the related type of aircraft. Operating lives for the Russian fleet range from 11 to 25 years, for the foreign fleet – 16 years to 20 years. These lives are reviewed periodically.

b) Land and buildings, plant and equipment and other assets under construction

Property, plant and equipment is stated at historical US Dollar cost. Provision is made for the depreciation of property, plant and equipment based upon expected useful lives or, in the case of leasehold properties, over the duration of the leases. These useful lives range from 10 to 20 years.

Impairment of assets

At each balance sheet date an assessment is made as to whether there is any indication that the Group's assets may be impaired. If any such indication exists, an assessment is made to establish whether the recoverable amount of the assets has declined below the carrying amount of those assets as disclosed in the financial statements. When such a decline has occurred, the carrying amount of the assets is reduced to the recoverable amount. The amount of any such reduction is recognized immediately as an expense in the income statement. Any subsequent increase in the recoverable amount of the assets would be written back when the circumstances that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

The recoverable amount is determined as the higher of the assets' net selling price and value in use. The value in use of the assets is estimated based on forecast future cash inflows and outflows to be derived from continuing use of the assets and from the estimated net proceeds on disposal, discounted to present value using an appropriate discount rate.

Lease deposits

Lease deposits represent amounts in foreign currency paid to the lessors of foreign aircraft, which are held as security deposits by lessors in accordance with the provisions of finance and operating lease agreements. Part of these deposits are interest-free. Interest-free deposits have been recorded at amortized cost using average market yield of 5.9%.

Operating leases

Payments under operating leases are charged to the income statement in equal annual amounts over the period of the lease.

Investments

The Group adopted IAS 39, "Financial Instruments: Recognition and Measurement" on 1 January 2001. Accordingly, investments are classified into the following categories: held-to-maturity, trading and available-for-sale. Investments with fixed or determinable payments and fixed maturity that the Group has the positive intent and ability to hold to maturity other than loans and receivables originated by the Group are classified as held-to-maturity investments. Investments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading. All other investments, other than loans and receivables originated by the Company, are classified as available-for-sale.

The Group had no securities classified as trading securities or held-to-maturity at 31 December 2002 and 2001. Available-for-sale investments are stated at market value determined on an individual investment basis. Investments in equity instruments of other companies that do not have a quoted market price are stated at cost less impairment loss since it is not practicable to determine the fair value of such investments. Unrealized gains and losses are included in the determination of net income. Income from available-for-sale investments is included in other non-operating income in the consolidated statement of operations.

Inventories

Inventories are valued at the lower of cost or net realisable value as determined by the "first-in, first-out" method. Inventories are reported net of provisions for slow moving or obsolete items.

Accounts receivable

Accounts receivable are stated in the balance sheet at their net realizable value after deducting provision for bad and doubtful accounts.

Financial instruments

Financial assets and financial liabilities carried on the balance sheet include cash and cash equivalents, marketable securities, trade and other accounts receivable and payable, borrowings, investments, and notes payable. The accounting policies on recognition and measurement of these items are disclosed in the respective accounting policies found in this Note.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument classified as a liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Group has a legally enforceable right to offset and intends to settle either on a net basis or to realise the asset and settle the liability simultaneously.

a) Credit risks

The sale of passage and freight transportation is largely processed through agencies which are normally linked to country-specific clearing systems for the settlement of passage and freight sales. Individual agents operating outside of the Russian Federation are checked by clearing centres. Individual agents operating in the Russian Federation are checked in-house.

Receivables and liabilities between major airlines, unless otherwise stipulated in the respective agreements, are settled on a bilateral basis or by settlement through a clearing house of the International Air Transport Association (IATA).

The Group has a significant amount of non-trade related accounts receivable, the recovery of which could be influenced by economic factors. Management however believes there are no significant risks of loss for bad debt to the Group beyond the provisions already made.

b) Fair value

The fair value of financial instruments is determined with reference to various market information and other valuation methods as considered appropriate. At balance sheet date, the fair values of financial instruments held by the Group did not materially differ from their recorded book values.

Management does not believe that it is practicable to estimate the fair value of the Group's long term investments in share capital of certain Russian companies. These instruments are not traded in the Russian financial markets and an objective estimate of fair value is not available.

c) Foreign exchange risk

A majority of sales and purchases are denominated in US Dollars and hence the foreign exchange risk to the Group is minimised. Borrowings are all denominated in US Dollars further reducing foreign currency exposure in US Dollar terms. The Group does not manage foreign exchange risk through the use of hedging instruments but rather matches revenues and expenses in the same currency to limit exposure.

d) Interest rate risk

The Group's main exposure to interest rate risk is from its finance lease liabilities and short term borrowings. The Group does not use financial hedging instruments as they are not currently available on the Russian market. The Group manages its interest rates exposure by fixing interest rates on its liabilities under a portion of its aircraft lease agreements.

Foreign currency translation

Monetary assets and liabilities denominated in currencies other than US Dollars at the balance sheet date are translated into US Dollars at the year-end exchange rate. Exchange differences arising from the settlement of transactions denominated in currencies other than the US Dollar are included in the results at the settlement date using the exchange rate prevailing at that time. Translation differences arising from the above procedures are credited/charged to the income statement.

The Russian Ruble is not a freely convertible currency outside the Russian Federation and, accordingly, any conversion of Russian Ruble amounts to US dollars should not be considered as a representation that Russian Ruble amounts have been, could be or will be in the future, converted into US dollars at the exchange rate shown or at any other exchange rate.

Profit tax

The profit tax rate for industrial enterprises in Russia in 2001 was 35%. Commencing 1 January 2002 the rate has been decreased to 24%.

Deferred profit taxes

Deferred tax assets and liabilities are calculated in respect of temporary differences in accordance with IAS 12, "Income Taxes", Revised 1996 ("IAS 12"). IAS 12 requires the use of a balance sheet liability method for financial reporting and accounting for deferred income taxes. Deferred income taxes are provided for all temporary differences arising between the tax basis of assets and liabilities and their carrying values for financial reporting purposes. A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilised. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet. As of 31 December 2002 and 2001 deferred tax assets and liabilities have been measured based on a tax rate of 24%.

Employee benefits

The Company makes certain payments to employees on retirement, or when they otherwise leave the employment of the Company. These obligations, which are unfunded, represent obligations under a defined benefit pension scheme. For such plans, the pension accounting costs are assessed using the projected unit credit method. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the average service lives of employees. Actuarial gains and losses are recognized in the income statement immediately.Where such post-employment employee benefits fall due more than 12 months after the balance sheet date, they are discounted using a discount rate determined by reference to the average market yields at the balance sheet date.

The Company also participates in a defined contribution plan under which the Company has committed to contribute a certain percentage (from 15% to 30% in 2002) of contribution made by an employee choosing to participate in the plan. Contributions made by the Company on defined contribution plans are charged to expense when incurred. Contributions are additionally made to the Government's social and medical insurance, retirement benefit plans at the statutory rates in force during the year. The costs of these benefits are charged to the income statement as incurred.

Cash and cash equivalents

For the purposes of the statement of cash flows, cash and cash equivalents consist of cash on hand and balances with banks and short-term interest bearing accounts which are used in the day to day financing of the Group's airline activities.

Value Added Taxes

Value added taxes related to sales are payable to the tax authorities upon recording of sales. Input VAT is reclaimable against output VAT upon payment for purchases. The tax authorities permit the settlement of VAT on a net basis. Output VAT payable and input VAT related to purchase transactions which have not been settled at the balance sheet date are recognised in the balance sheet on a gross basis.

Frequent Flyer Program

The Company records an estimated liability for the incremental cost associated with providing free transportation under the "Aeroflot Bonus" program (see also Note 17) when a free travel award is earned. Principal incremental costs include aircraft fuel costs, third-party passenger services (such as catering services) and airport charges. The liability is included in accounts payable and accrued liabilities, and is adjusted periodically based on awards earned, awards redeemed and changes in the "Aeroflot Bonus" program. The costs are included in sales and marketing expenses in the income statement.

Dividends

Dividends are recognized at the date they are declared by the shareholders in general meeting. Retained earnings legally distributable by the Company are based on amounts available for distribution in accordance with applicable legislation and reflected in the statutory financial statements. These amounts may differ significantly from the amounts calculated on the basis of IFRS.

Earnings per share

Earnings per share are calculated by dividing the income for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. There are no potentially diluted common stock equivalents.

Borrowing costs

Borrowing costs are expensed as incurred unless relating to loans which fund capital projects. To the extent borrowing costs are directly attributable to qualifying assets they are capitalized with the relevant asset from the date the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred until the related qualifying asset is substantially ready for its intended use and are subsequently charged to the income statement in the period over which the asset is depreciated.

Provisions

A provision is recognised when, and only when an enterprise has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Subsequent events

Post-year-end events that provide additional information about the Group's position at the balance sheet date (adjusting events) are reflected in the financial statements. Post-year-end events that are not adjusting events are disclosed in the notes when material.

Contingencies

Contingent liabilities are not recognised in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognised in the financial statements but disclosed when an inflow of economic benefits is probable.

5. Traffic Revenue

By sector	**2002 $ million**	**2001 $ million**
Scheduled flights:		
Passengers	1,092.9	1,071.1
Cargo	97.8	74.5
Charter flights:		
Passengers	27.6	44.6
Cargo	26.0	30.9
	1,244.3	**1,221.1**

By region

a) Scheduled passenger revenue	**2002 $ million**	**2001 $ million**
International flights from Moscow to:		
Europe	229.2	218.9
Asia	106.0	105.9
North America	53.5	51.3
Other	38.6	44.5
International flights to Moscow from:		
Europe	227.3	213.2
Asia	112.2	112.1
North America	49.4	47.0
Other	39.7	46.3
Other international flights	20.1	20.2
Domestic flights	216.9	211.7
	1,092.9	**1,071.1**

b) Scheduled cargo revenue	**2002 $ million**	**2001 $ million**
International flights from Moscow to:		
Europe	10.7	6.1
Asia	4.9	3.2
North America	5.9	3.1
Other	2.8	1.8
International flights to Moscow from:		
Europe	17.9	10.2
Asia	27.0	20.5
North America	3.9	3.2
Other	5.1	3.1
Other international flights	10.0	11.1
Domestic flights	9.6	12.2
	97.8	**74.5**

6. Other Revenue

By sector	2002 $ million	2001 $ million
Airline revenue agreements	259.4	273.5
Ground handling and maintenance	13.2	15.6
Catering services	14.0	14.6
Hotel revenue	9.4	9.1
Re-fuelling services	12.1	10.4
Other revenue	10.6	13.7
	318.7	**336.9**

Airline revenue agreements represent primarily revenue from pooling, code-sharing and bilateral air service agreements.

Included in other revenue for 2002 and 2001 is revenue from management services provided by the Company to its associated undertaking Aerofirst in the amount of $2.5 million and $2.3 million, respectively.

7. Operating Costs

	2002 $ million	2001 $ million
Aircraft fuel	274.7	358.7
Aircraft and traffic servicing	244.8	259.3
Maintenance	109.7	112.5
Sales and marketing	103.2	110.7
Operating lease expenses	104.2	99.5
Administration and general expenses	69.5	83.2
Operating taxes	30.6	56.9
Third-party passenger services	32.5	41.5
Communication expenses	35.3	35.9
Increase in provision for bad and doubtful accounts	6.2	5.6
Fines and penalties	16.4	-
Other expenses	54.7	54.5
	1,081.8	**1,218.3**

Sales and marketing expenses include incremental costs associated with providing free transportation under the frequent flyer "Aeroflot Bonus" program related to free travel awards earned during the year. These costs amounted to $1.7 million in 2002 and $4.6 in 2001.

In 2002 fines and penalties relate to early termination of finance leases of ten Boeing B-737's (refer also to Notes 10 and 26).

8. Staff Costs

	2002 $ million	2001 $ million
Wages and salaries	168.3	152.8
Social security costs	10.7	12.5
Pension costs	36.4	29.9
	215.4	**195.2**

The Company continued participation in a non-government pension fund to provide additional pensions to some of its employees upon their retirement. The pension fund requires contributions from both employees and the Group and is a defined contribution scheme for the employer. In 2002 and 2001, the Company made pension contributions to the fund amounting to $0.4 million and $0.5 million, respectively.

Further, the Company makes payments, on retirement, to employees participating in the plan with three or more years service. These obligations, which are unfunded, represent obligations under a defined benefit pension scheme. As of 31 December 2002 an accrual of $8.2 million, representing the net present value of the future benefits the Company expects to pay, has been included in wages and social contributions payable in the amount of $1.0 million (current portion) and in non-current accounts payable and accrued liabilities in the amount of $7.2 million (long-term portion).

9. Interest Expense

	2002 $ million	2001 $ million
Finance leases	20.1	28.6
Short-term bonds	5.3	3.2
Long-term borrowings	-	0.3
Short-term borrowings	9.2	12.8
	34.6	**44.9**

10. Non-operating (Loss) Income, Net

By income (loss)	2002 $ million	2001 $ million
Loss on disposal of property, plant and equipment, net (i)	(25.5)	(7.3)
Dividend income	0.7	0.5
Gain from disposal of short-term investments, net (ii)	1.4	-
Gain from disposal of long-term investments, net (iii)	1.0	-
Gain on remeasurement of available for sale securities to fair value (iv)	6.5	-
Other income and expenses, net (v)	6.9	10.6
	(9.0)	**3.8**

i) In 2002 the Company restructured finance leases on ten Boeing 737-400 aircraft into operating leases (refer also to Note 25). Loss on disposal of such aircraft comprised $29.7 million and is shown net of $12.1 million related amortization on security lease deposits.

ii) Included in gain from disposal of short-term investments for 2002 is gain from transactions with promissory notes of third parties (discounts granted to the Company).

iii) Included in gain from disposal of long-tem investments for 2002 is cost of depository certificates representing an economic interest in Class A shares of Equant N. V., a subsidiary of SITA (Societe Internationale de Telecommunications Aeronautiques) (refer also to Note 15).

iv) Included in gain on remeasurement of available-for-sale securities for 2002 is difference between purchase price and market value of France Telecom shares as of 31 December 2002 (refer also to Note 15).

v) Included in other income for 2002 is income from release of provision for long-term investments in amount of $1.8 million and income from fines and penalties received by the Group in amount of $1.4 million.

In September 2001 Ilyushin-86 aircraft was damaged while emergency landing in Dubai, United Arab Emirates. The aircraft was not rehabilitated. Included in other income and expenses for 2001 is insurance compensation received amounting to $6.1 million, net of the carrying value of the aircraft written-off of $0.5 million and costs associated with the accident of $0.7 million.

In 2001 the Company received insurance compensation amounting to $4.5 from the Ministry of Foreign Affairs of the Russian Federation in respect of lost profits in the region of Kuwait as a result of the Iraq invasion in 1990.

11. Taxation

	2002 $ million	2001 $ million
Current income tax charge	(42.9)	(41.9)
Deferred income tax benefit	2.8	56.1
Share of income taxes of associated companies	(1.5)	(3.1)
	(41.6)	**11.1**

Income before taxation for financial reporting purposes is reconciled to taxation as follows:

	2002 $ million	2001 $ million
Income before taxation and minority interest	132.9	10.7
Theoretical tax at statutory rate of 24% for the year ended 31 December 2002 and of 35% for the year ended 31 December 2001	(31.9)	(3.7)
Effect of tax rate decrease from 35% to 24% for 2001	-	15.2
Tax effect of items which are not deductible or assessable for taxation purposes:		
Non-deductible foreign exchange losses	(0.2)	(5.3)
Non-deductible expenses	(13.0)	(28.1)
Revaluation of aircraft engines for statutory purposes	-	22.4
Revaluation of hotel building for statutory purposes	-	9.0
Non-taxable income	4.2	2.3
Other non-temporary differences	(0.7)	(0.7)
Taxation	**(41.6)**	**11.1**

Differences between IFRS and Russian statutory taxation regulations give rise to certain temporary differences between the carrying value of certain assets and liabilities for financial reporting purposes and for profits tax purposes. As described in Note 4 starting 1 January 2002 the profit tax rate in Russia has been decreased from 35% to 24%. The tax effect of the movement on these temporary differences is recorded at the rates of 24% for the years ended 31 December 2002 and 2001. The impact of the tax rate decrease on deferred tax liabilities, net as of 31 December 2001 is $15.2 million.

In 2002 the Company restructured certain aircraft finance leases into operating leases (see also Note 10). Accordingly deferred tax liability as of 31 December 2002 decreased.

The Company performed revaluation of owned aircraft engines as of 1 January 2001 for Russian statutory accounting and tax purposes. In addition, one of its subsidiaries, ZAO "Sherotel", performed statutory revaluation of a hotel building as of 1 January 2001. The results of these revaluations did not affect (and will not affect in the future) the carrying value of the assets reflected in the financial statements prepared in accordance with IFRS. These revaluations resulted in an increase of tax base of assets being revalued and, therefore, in the decrease of the difference between the carrying value of the assets reflected in the accompanying balance sheet as of 31 December 2001 and their tax base. Accordingly, deferred tax liability as of 31 December 2001 decreased. Tax effect of the change in the tax base of aircraft engines amounted to $22.4 million and of the change in tax base of the building to $9.0 million.

On 1 January 2001 the Group changed its accounting policy with respect to the measurement of financial instruments in order to comply with IAS 39, "Financial Instruments: Recognition and Measurement". As of 1 January 2001 the Group had interest-free lease deposits which were previously recorded at cost which were re-measured at amortised cost. Remeasurement resulted in a negative difference between the carrying value of lease deposits and their tax base and, accordingly, resulted in a deferred tax asset. The deferred tax effect of the change in carrying value of lease deposits of $5.4 million is recorded as an adjustment of the balance of retained earnings at the beginning of 2001.

	31 December 2002 $ million	Movement for year $ million	31 December 2001 $ million	Movement for year $ million	31 December 2000 $ million
Tax effects of temporary differences:					
Property, plant and equipment	(35.2)	3.2	(38.4)	42.1	(80.5)
Long-term investments	(17.6)	(4.5)	(13.1)	9.3	(22.4)
Accounts receivable	(2.4)	7.3	(9.7)	9.7	(19.4)
Borrowings	5.8	0.2	5.6	5.6	-
Accounts payable	19.2	(3.4)	22.6	(5.2)	27.8
Net deferred tax liabilities	(30.2)	2.8	(33.0)	61.5	(94.5)
Deferred tax assets	**6.3**	**0.9**	**5.4**	**2.8**	**2.6**
Deferred tax liabilities	**(36.5)**	**1.9**	**(38.4)**	**58.7**	**(97.1)**

Deferred tax asset relates to the difference in carrying value of property, plant and equipment and loans payable and their tax base.

12. Cash and Cash Equivalents

	31 December 2002 $ million	31 December 2001 $ million
Ruble bank accounts	9.5	5.3
Currency bank accounts	19.7	12.0
Cash equivalents	2.8	2.9
	32.0	**20.2**

Included in other non-current assets as of 31 December 2002 and 2001 is approximately $1.0 million of restricted cash held by the Group's representative offices abroad. Restrictions are due to specific local currency regulations.

13. Accounts Receivable and Prepaiments, Net

	31 December 2002 $ million	31 December 2001 $ million
Trade receivables	174.6	116.5
Other receivables	13.1	21.3
Prepayments and accrued income	34.3	60.6
Provision for bad and doubtful accounts	(48.9)	(45.9)
	173.1	**152.5**
VAT and other taxes recoverable	70.8	89.4
	243.9	**241.9**

14. Inventories

	31 December 2002 $ million	31 December 2001 $ million
Fuel	4.4	7.3
Other inventory	26.8	18.1
	31.2	**25.4**

15. Long-term Investments, net

Movements in the net book value of long-term investments consist of the following:

	Associates Equity $ million	Other equity $ million	Other $ million	Total $ million
1 January 2001	**14.5**	**2.0**	-	**16.5**
Additions	-	0.8	2.3	3.1
Share of undistributed income	3.2	-	-	3.2
Dividends received	(4.5)	-	-	(4.5)
31 December 2001	**13.2**	**2.8**	**2.3**	**18.3**
Additions	-	0.8	8.3	9.1
Share of undistributed income	4.5	-	-	4.5
Dividends received	(2.0)	-	-	(2.0)
Disposals	-	-	(2.2)	(2.2)
31 December 2002	**15.7**	**3.6**	**8.4**	**27.7**

As of 31 December 2001, the Company owned 1,123,241 depository certificates representing an economic interest in Class A shares of Equant N. V., a subsidiary of SITA (Societe Internationale de Telecommunications Aeronautiques) providing communication services to various international airlines. The certificates were distributed free of charge to participating airlines proportionally to their use of SITA services during the period 1990 - 1994. The Company reflected its investments in the depository certificates at cost (nil) in the consolidated balance sheet as of 31 December 2001, as those deposits did not have a quoted market price in an active market and their fair value could not be reliably measured.

In 2001 SITA was reorganized by merging with France Telecom. Reorganization provided for an exchange of shares of SITA and its subsidiaries for shares of France Telecom. Under this reorganization, the depository certificates of Equant N.V. were exchanged for 511,992 shares of France Telecom. The Company reflects its investments in France Telecom at fair value (market value) in the consolidated balance sheet. The market value of France Telecom shares as of 31 December 2001 quoted at Paris Stock Exchange was EUR 44.9 per share, or $41.3 and as of 31 December 2002 quoted at Paris Stock Exchange was EUR 14.45 per share, or $ 15.17 . Refer also to Note 10.

In 2002, the Company increased its share from the OAO Insurance company "Moscow" from 14.9% as of 31 December 2001 to 94.9%. OAO Insurance company "Moscow" provides insurance services to the Company.

16. Property, Plant and Equipment, Net

	Owned aircraft and engines $ million	Leased aircraft and engines $ million	Land and buildings $ million	Plant, equipment and other $ million	Assets under construction (i) $ million	Total $ million
Cost or valuation						
31 December 2000	479.2	631.6	143.9	189.9	21.9	1,466.5
Additions	30.6	-	0.2	11.1	15.4	57.3
Capitalised overhaul costs	16.4	8.5	-	-	-	24.9
Transfers	-	-	9.5	0.6	(10.1)	-
Disposals	(20.4)	-	(3.2)	(9.1)	-	(32.7)
31 December 2001	505.8	640.1	150.4	192.5	27.2	1,516.0
Additions	12.6	-	-	1.3	16.5	30.4
Capitalised overhaul costs	12.5	17.5	-	-	-	30.0
Transfers	-	-	6.0	8.9	(14.9)	-
Disposals (ii)	(27.4)	(328.1)	(5.2)	(14.3)	-	(375.0)
31 December 2002	503.5	329.5	151.2	188.4	28.8	1,201.4
Depreciation						
31 December 2000	(313.3)	(223.4)	(33.0)	(95.0)	-	(664.7)
Charge for the year	(46.6)	(31.4)	(6.9)	(19.5)	-	(104.4)
Disposals	14.7	-	0.7	6.5	-	21.9
31 December 2001	(345.2)	(254.8)	(39.2)	(108.0)	-	(747.2)
Charge for the year	(46.0)	(33.8)	(6.7)	(20.5)	-	(107.0)
Disposals (ii)	24.6	81.8	1.2	14.0	-	121.6
31 December 2002	(366.6)	(206.8)	(44.7)	(114.5)	-	(732.6)
Net book amount						
31 December 2002	**136.9**	**122.7**	**106.5**	**73.9**	**28.8**	**468.8**
31 December 2001	**160.6**	**385.3**	**111.2**	**84.5**	**27.2**	**768.8**

As of 31 December 2002 and 2001 fixed assets, principally Russian aircraft and engines, of approximately $11.4 million and $12.3 million, respectively, were pledged as collateral under short-term loan agreements.

i) Assets under construction include capital expenditures made by the Company under Sheremetevo-3 terminal construction project. Capital expenditures as of 31 December 2002 and 2001 amount to $13.2 million and $10.3 million, respectively, and mainly relate to construction site preparation works. Capital expenditures in 2002 related to the project amounted to $2.9 million.

ii) In 2002 the Company sold ten Boeing 737-400 aircraft which were subject to finance leases (refer also to Notes 10 and 26).

17. Acounts Payable and Accrued Liabilities

	31 December 2002 $ million	31 December 2001 $ million
Trade payables and accruals (i)	164.9	179.8
Profit and other taxes payable	48.0	73.7
Deferred revenue	54.9	51.5
Accrued expenses	21.7	19.8
Wages and social contributions payable	15.4	15.8
Other payables	6.3	13.9
Notes payable	2.1	13.0
Advances received	11.0	9.0
Frequent flyer program liability (ii)	6.3	4.6
Dividends payable	0.3	0.9
	330.9	**382.0**

i) As of 31 December 2002 the Group had payables to a Russian creditor in the amount of $56.1 million. This creditor was liquidated in 2000. Another entity was established to perform the functions of the liquidated entity. Part of the amount previously payable to the liquidated entity in the amount of $16.2 million was claimed by the new entity and the relevant agreements with respect to the change of the creditor was signed.

Currently, it is uncertain whether other amounts payable to the liquidated entity will be claimed by the newly established entity and in what amount. Management of the Company believes that the new entity is not a legal successor of the liquidated entity. In this case the Company's liabilities mentioned above may be significantly lower than the accounts payable reflected in the consolidated balance sheet as of 31 December 2002. The adjustments (if any) in respect to this uncertainty will be made in the financial statements when the outcome of the issue is known.

The major portion of the above mentioned payables originated before 1999. As of 31 December 2001 the balance outstanding was $59.3 million. Based on the analysis of the situation as of 31 December 2002, management has included payables to the newly established entity of $5.5 million in current trade payables and accruals and the remaining portion of payables amounting to $50.6 million – in non-current accounts payable and accrued liabilities.

ii) The Company introduced a frequent flyer program "Aeroflot Bonus" in 1999. As of 31 December 2002 and 2001 approximately 177,000 and 111,000 of passengers, respectively, participated in the program. Frequent flyer program liability as of 31 December 2002 and 2001 represents incremental costs, which are included in sales and marketing expenses, associated with providing free transportation under "Aeroflot Bonus".

18. Non-current Accounts Payable and Accrued Liabilities

	31 December 2002 $ million	31 December 2001 $ million
Contingent provisions	31.7	32.0
Non-current accounts payable and accrued liabilities	65.6	51.3
	97.3	**83.3**

Included in non-current accounts payable and accrued liabilities as of 31 December 2002 and 2001 is the long-term portion of a payable to a Russian creditor in the amount of $50.6 and $43.1 million, respectively, as described in Note 17 to the consolidated financial statements.

19. Short-term Borrowings

	31 December 2002 $ million	31 December 2001 $ million
Bonds payable in Rubles (i)	28.5	20.0
Loans and credit lines in USD		
Moscow Narodny Bank Ltd. (ii)	50.0	40.0
Syndicated loan provided by Raiffeisenbank Austria, Kommerzbank (Eurasijia) and Citibank (Moscow) (iii)	-	27.7
Savings Bank of the Russian Federation (iv)	17.0	-
Loans and credit lines in Rubles		
Savings Bank of the Russian Federation (v)	10.9	31.5
Trust Investment Bank (vi)	-	5.0
Petrocommerzbank (vii)	-	3.3
Guta Bank (viii)	-	2.1
Other	3.3	1.5
	109.7	**131.1**

i) In March 2002 the Company issued 1,000,000 bonds at a par value of 1,000 Rubles per bond with maturity 728 days. Bonds were traded in the Moscow Interbank Currency Exchange. The Bonds effective interest was 17.9 percent per annum. Interest is payable semi-annually. Bonds are putable to the Company at the coupon payment date at the request of the bondholder. Interest accrued as of 31 December 2002 amounting to $1.5 million is included in accrued expenses.

ii) The balance comprises one credit line and two loans. One credit line amounting to $40 million bears interest at LIBOR + 4.25 percent per annum and two loans amounting to $5 million each bear interest at 7.50 and 7.75 percent per annum, respectively. The credit line effective rate for 2002 was 6.03 percent.

iii) The loan was repaid in August 2002. The effective interest rate for 2002 was 6.55 percent.

iv) The amount represents a balance due under a revolving credit line with a limit of $27 million. The amount due is payable by June 2004 and bears interest at LIBOR + 4 percent per annum. The effective interest rate for 2002 was 5.4 percent. Fixed assets of $11.4 million are pledged as collateral under this loan agreement as disclosed in Note 16.

v) Loan stated as of 31 December 2001 bears interest at 17 percent per annum. The loan was repaid in 2002 on maturity. The balance as of 31 December 2002 consists of one non-revolving secured credit line amounting to $8.4 million (with limit up to $18.4 million) and secured loan amounting to $2.5 million. Credit line and loan bear interest at 17 percent per annum each. Both credit line and loan have been repaid subsequent to year-end on maturity. Fixed assets of $11.4 million are pledged as collateral under these credit line and loan agreements as disclosed in Note 16.

vi) Unsecured loan bearing interest at 20 percent per annum was repaid in 2002 on maturity.

vii) Unsecured loan bearing interest at 20 percent per annum was repaid in 2002 on maturity.

viii) In 2001 the Company was granted an unsecured overdraft loan with a limit of Rbl 100 million ($3.3 million at the exchange rate as of 31 December 2001). As of 31 December 2001, the balance drawn under this facility was $2.1 million payable in 2002 and bearing interest of 15 percent per annum.

20. Finance Leases Payable

The Company leases foreign aircraft under finance lease agreements. Leased assets are listed in Note 1 above.

	31 December 2002 $ million	31 December 2001 $ million
Total outstanding payments	143.1	525.1
Finance charge	(8.0)	(136.2)
Principal outstanding	**135.1**	**388.9**
Representing:		
Short-term lease payable	21.3	49.5
Long-term lease payable	113.8	339.4

Due for repayment (principal and finance charge):		
Within one year	25.6	83.0
Between:		
one and two years	117.5	77.7
two and three years	-	79.2
three and four years	-	63.9
four and five years	-	59.4
five and ten years	-	161.9
after ten years	-	-
	143.1	**525.1**

Interest unpaid at 31 December 2002 and 2001 was approximately $0.4 million and $3.3 million, respectively, and has been included in accrued expenses. In 2002 the effective interest rate on these leases approximated 6%.

The Company's aircraft leases are subject to normal positive and negative covenants. In accordance with those covenants, the Company maintains insurance coverage for its leased aircraft.

In December 2002 the Company sold and leased back ten aircraft Boeing 737-400. This resulted in reduction of finance lease payable as of 31 December 2002 as compared to those as of 31 December 2001.

21. Minority Interest

	31 December 2002 $ million	31 December 2001 $ million
Beginning balance	7.6	7.0
Minority interest share of net income	2.0	1.7
Minority interest dividends	(1.7)	(1.1)
	7.9	**7.6**

22. Share Capital

	Number of shares authorised, issued and outstanding	Book amount $ million
Ordinary shares of one Russian Ruble each:		
As of 31 December 2002 and 2001	**1,110,616,299**	**51.6**

Ordinary shareholders are allowed one vote per share. Dividends paid to shareholders are determined by the directors and legally declared and approved at the annual shareholders' meeting.

The Company launched its Level 1 Global Depositary Receipts (GDR) programme in December 2000. The Company signed a depositary agreement with Deutsche Bank Group which allowed the Company's shareholders to swap their shares into GDRs, which trade over-the-counter in US and European markets. The swap ratio was established at 100 shares per GDR, and totalled 20% of the Company's share capital. In 2001, the Company's GDRs were listed on the NEWEX (New Europe Exchange) stock exchange in Vienna. The Company's GDRs were traded at approximately Euro 32.08 (or $37.98 at the exchange rate at that date) as of June 16, 2003.

23. Retained Earnings

The distributable reserves of the Group comprise only the distributable reserves of the parent company. Furthermore, the statutory accounting reports of the Company are the basis for profit distribution and other appropriations. Russian legislation identifies the basis of distribution as the current year net profit. For the years ended 31 December 2002 and 2001, the statutory profit for the Company as reported in the published annual statutory financial statements was 3,198 million and 1,314 million Russian Rubles, respectively. However, this legislation and other statutory laws and regulations dealing with distribution rights are open to legal interpretation and accordingly management believes at present it would not be appropriate to disclose an amount for the distributable reserves in these consolidated financial statements.

For the years ended 31 December 2002 and 2001 the shareholders of the Company have approved dividends totalling 322.1 million Russian Rubles ($10.1 million at the 2002 year-end exchange rate) and 66.6 million Russian Rubles (approximately $2.2 million at the 2001 year-end exchange rate), respectively.

In accordance with IAS 10 (revised 1999) "Events after the balance sheet date", dividends for 2002, which were declared and approved subsequently to 31 December 2002, have not been accrued in the consolidated financial statements for the year ended 31 December 2002. They will be recorded in the consolidated statement of shareholders' equity for the year ending 31 December 2003.

24. Segment Information

Reporting format – business segments

Year ended 31 December 2002	Airline $ million	Catering $ million	Hotels $ million	Other $ million	Eliminations $ million	Group $ million
External sales	1,536.1	14.0	10.2	2.7	-	1,563.0
Intra segment sales	5.5	33.1	4.8	-	(43.4)	-
Total revenue	1,541.6	47.1	15.0	2.7	(43.4)	1,563.0
Operating profit	151.6	4.5	1.5	1.2	-	158.8
Interest expense	(34.6)	-	(2.1)	-	2.1	(34.6)
Interest income	7.3	-	-	-	(2.1)	5.2
Share of income in associates	-	-	3.0	2.9	-	5.9
Foreign exchange and translation income (loss), net	8.2	(0.5)	(1.1)	-	-	6.6
Non-operating income (loss), net	(9.2)	-	-	0.2	-	(9.0)
Income before tax	123.3	4.0	1.3	4.3	-	132.9
Taxation	(39.4)	(1.2)	0.9	(1.9)	-	(41.6)
Income after tax	83.9	2.8	2.2	2.4	-	91.3
Minority interest						(2.0)
Net income						89.3
Segment assets	809.7	11.9	37.8	20.0	-	879.4
Associates	-	-	5.1	0.9	-	6.0
Consolidated total assets						885.4
Segment liabilities	675.2	10.0	10.2	17.3	-	712.7
Capital expenditure	58.8	1.6	-	-	-	60.4
Depreciation	100.5	1.2	5.3	-	-	107.0

Year ended 31 December 2001	Airline $ million	Catering $ million	Hotels $ million	Other $ million	Eliminations $ million	Group $ million
External sales	1,534.3	14.5	9.2	-	-	1,558.0
Intra segment sales	0.7	35.5	4.6	-	(40.8)	-
Total revenue	1,535.0	50.0	13.8	-	(40.8)	1,558.0
Operating profit	32.0	7.1	1.0	-	-	40.1
Interest expense	(44.6)	-	(3.4)	-	3.1	(44.9)
Interest income	6.8	-	-	-	(3.1)	3.7
Share of income in associates	-	-	1.0	5.3	-	6.3
Foreign exchange	2.3	(0.1)	(0.5)	-	-	1.7
and translation income (loss), net						
Non-operating income						
(loss), net	8.4	0.1	(0.2)	-	(4.5)	3.8
Income (loss) before tax	4.9	7.1	(2.1)	5.3	(4.5)	10.7
Taxation	1.8	(2.5)	14.6	(2.8)	-	11.1
Income after tax	6.7	4.6	12.5	2.5	(4.5)	21.8
Minority interest						(1.7)
Net income						20.1
Segment assets	1,052.6	11.4	35.0	-	-	1,099.0
Associates	-	-	6.1	7.1	-	13.2
Consolidated total assets						1,112.2
Segment liabilities	1,005.9	10.5	10.5	-	-	1,026.9
Capital expenditure	81.1	0.9	0.2	-	-	82.2
Depreciation	98.1	1.0	5.3	-	-	104.4

The Group is organised into three main segments:

- Airline – domestic and international passenger and cargo air transport and other airline services;
- Catering – the preparation of food and beverages for air travel;
- Hotels – the operation of hotels.

All operations are based in Russia therefore no geographical segment information is disclosed. Details of the geographical split of revenues from scheduled passenger and cargo airline activities are provided in Note 5.

25. Commitments Under Operating Leases

The future minimum lease payments under non-cancellable foreign aircraft and other operating leases are as follows (the amounts below represent base rent. Maintenance fees which will be paid to the lessors based on actual flight hours are not included in the table):

	31 December 2002 $ million	**31 December 2001 $ million**
Within one year	114.2	95.7
Between:		
one and two years	118.6	91.9
two and three years	111.1	80.4
three and four years	60.2	56.5
four and five years	60.2	48.7
after five years	244.9	29.1
Total minimum payments	**709.2**	**402.3**

For details of the fleet under operating leases refer to Note 1.

In December 2002 the Company committed to a restructuring of its fleet (refer also to Note 26). This resulted in an increase in future minimum lease payments under non-cancellable operating leases as of 31 December 2002 as compared to those as of 31 December 2001.

26. Foreign Fleet Restructuring

In 2002 the Company committed to a restructuring of its foreign fleet during 2003-2004. The fleet restructuring program comprises the following steps:

i) In December 2002 the Company sold and leased back ten Boeing 737-400 aircraft. The sale and leaseback resulted in an eighteen-month operating lease.

ii) In December 2002 the Company committed to sell and lease back in July-December 2004 four Airbus A-310 aircraft which are currently under finance lease.

iii) In November 2002 the Company committed to purchase six Airbus A-319 aircraft and two Airbus A-320 aircraft (including engines) in 2003-2004. The purchase price for each Airbus A-319 and Airbus A-320 aircraft (including engines) approximates $36.7 million and $40.7 million, respectively. In December the Company made a prepayment in the amount of $31.5 million. The Company plans to obtain long-term financing from a consortium of foreign banks to fund this acquisition (refer also to Note 28).

iv) In December 2002 the Company committed to enter into an operating lease in October-December 2003 for four Airbus A-320 aircraft for a period of ten years.

v) In December 2002 the Company committed to enter into an operating lease in 2004 for six Airbus A-319/320 aircraft for a period of ten years.

vi) In December 2002 the Company committed to enter into an operating lease in August 2003 for three Boeing 767-300 ER aircraft for a period of six years.

As a result of this restructuring by the end of 2004 foreign fleet will consist of eighteen Airbus A-320/319 aircraft and nine Boeing 767 aircraft. The Company will also have purchase rights for up to twenty Airbus A-320/319 aircraft in 2005-2007.

27. Contingent Liabilities

Political environment

The operations and earnings of the Group continue, from time to time and in varying degrees, to be affected by political, legislative, fiscal and regulatory developments, including those related to environmental protection, in Russia. The nature and frequency of these developments and events associated with these risks, which generally are not covered by insurance, as well as their effect on future operations and earnings are not predictable.

Taxation

Russian tax legislation is subject to varying interpretations and constant changes. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activity of the Group may not coincide with that of management. As a result, transactions may be challenged by tax authorities and the Group may be assessed additional taxes, penalties and interest, which can be significant. The periods remain open to review by the tax authorities for three years. Management of the Group believes that it has adequately provided for tax liabilities in the consolidated financial statements; however, the risk remains that relevant authorities could take differing positions with regard to interpretative issues and the effect could be significant.

Currency control

The Group operates in approximately 50 countries, as well as in Russia, through its representative offices. Given the Group's significant foreign currency revenues and obligations, it is exposed to the risk of non-compliance with Russian currency control legislation. Management believes that the Group generally complies with the currency control regulations and that no contingency provisions are necessary in the consolidated financial statements.

Legal

i) Former members of management of the Company and two Swiss non-bank financial companies that provided treasury and financial services to the Company are currently under investigation by Swiss and Russian authorities for potential misconduct related to the funds managed under the treasury and financial services agreements that were entered into by the former management of the Company.

The Company is not named in the investigation and current management is not aware of misallocated funds, if any. In management's opinion, the Company does not have any potential exposure related to the treasury and financial services agreements nor any of the allegations currently subject to investigation. The accompanying consolidated financial statements do not include provision for any amounts that might result from the investigations. Such amounts, if any, will be reported when they become known and estimable.

ii) The Company was sued by a US-based company which provided consulting services related to the Company's commercial activity in Middle Asia for breach of payment terms for consulting fees due. A decision made by Stockholm Arbitrary Court in November 2002 obliged the Company to pay $17.1 million. The Company has appealed against the court's decision. In May 2003 New York primary court issued an order to allow execution of the decision made by the Stockholm Arbitrary court on the territory of the USA. As a result, was the case not settled by 26 June 2003, the Company's assets located in the USA could be arrested. Management of the Group believes that there is no valid agreement between the Company and the consultant and thus, no basis for settlement. However in the circumstances management has agreed to settle the case and has made provision in full for the amount as of 31 December 2002.

iii) The Group is a defendant in various other legal actions. The maximum extent of the exposure as of 31 December 2002 is approximately $2.7 million. Management has made its best assessment of the likely outcome of the claims outstanding and made a provision amounting to $0.7 million thousand as of 31 December 2002.

iv) In 1997–1998 the Company was charged by the Federal Aviation Service (FAS) for aeronautical services at 50% discount as was agreed by the parties. In 2001 the legal successor of FAS (GOVD) claimed application by FAS of 50% discount in 1997–1998 to be void as contradicting Russian legislation and invoiced the Company for Rubles 200 million (approximately $6.3 million at 2002 year-end exchange rate) for underpaid amounts during 1997–1998 and interest accrued as of 31 December 2002. In the opinion of the management, after taking appropriate legal advise, GOVD arguments are not justifiable until proven in court. Currently GOVD did not take this case to the court. Management believes that it is not likely that any significant settlement will arise and therefore no amount has been accrued in the consolidated financial statements.

28. Subsequent Events

Subsequent to year-end the following events have occurred:

i) In April 2003, the Company sold eight Ilyushin IL-62M aircraft together with sixty-five related engines and fifteen auxiliary units for $3.2 million. The net book value of these aircraft, related engines and auxiliary units as of 31 December 2002 is $3.7 million.

ii) In 2003, there has been an outbreak of Severe Acute Respiratory Syndrome (SARS). At the time of this report, the outbreak has been largely concentrated in Asia, although cases have been confirmed in, among other locations, the United States and Canada. The Company's regular operations in Middle East and South East Asia region were disrupted as a result of the outbreak and regular traffic decreased by 20.7% and international charter traffic decreased by 15.1% in April 2003 comparing to April 2002. At this time SARS would primarily have an adverse impact on the Company's Asia operations; however, the significant spread of SARS beyond Asia could have an adverse impact on all of the Company's operations.

iii) In May 2003 the Company signed a term sheet with Export Credit Agency ("ECA") for long-term financing of the purchase of six Airbus A319-100 and two Airbus A320-200 aircraft each equipped with "CFM" engines (refer also to note 26). The loan will be provided for twelve-year period by consortium of banks: BNP Paribas, Citigroup and WestLandesBank. The loan will bear interest at LIBOR or Euribor plus 0.20% and 0.30% per annum. The total ECA loan amount shall be up to eighty-five percent of the aircraft's cost. The aircraft delivery is scheduled within October 2003 – October 2004.

29. Intra Group Transactions

The financial statements of the Group include the following balances:

	31 December 2002 $ million	**31 December 2001 $ million**
Amounts receivable from non-consolidated subsidiaries and associated undertakings	1.8	3.2
Amounts payable to non-consolidated subsidiaries and associated undertakings	1.2	2.9

Income statement includes the following transactions with the Group companies:

	31 December 2002 $ million	**31 December 2001 $ million**
Sales to non-consolidated subsidiaries and associated undertakings	3.4	2.5
Purchases from non-consolidated subsidiaries and associated undertakings	41.5	24.0

Management believes that pricing of the transactions between group companies is based on normal business conditions.

30. Principal Subsidiary and Associated Undertakings

The principal subsidiary undertakings are:

Company name	Activity	Percentage held at 31 December 2002
ZAO "Sherotel"	Hotel	100.0 %
"Aeroflot's World"	Travel agency	99.9 %
OAO Insurance company "Moscow"	Insurance services	94.9 %
"Aeroflot Garant"	Non-governmental pension fund	81.1 %
ZAO "Aeromar"	Catering	51.0 %
ZAO "Aeroflot-Don"	Airline	51.0 %
ZAO "Aeroservice"	Transportation and courier services	51.0 %

ZAO "Sherotel", ZAO "Aeromar", ZAO "Aeroflot-Don" and OAO Insurance company "Moscow" were consolidated in the financial statements. Investments in "Aeroflot Garant", "Aeroflot's World" and ZAO "Aeroservice" are stated at cost due to the immateriality of these subsidiaries.

The principal associated undertakings are:

Company name	Activity	Percentage held at 31 December 2002
ZAO "Airport Moscow"	Cargo handling	50.0 %
ZAO "Aerofirst"	Trading	33.3 %
ZAO "TZK"	Fuel trading company	31.0 %
OOO "Aeroimp"	Hotel	25.0 %

Investments in ZAO "Aerofirst", OOO "Aeroimp" and ZAO "TZK" were recorded using the equity method of accounting. Investments in ZAO "Airport Moscow" were recorded at cost due to the immateriality of the Group's share in the net assets of this associate.

All companies listed above are incorporated in the Russian Federation.



Aeroflot Representative Offices

RUSSIA

MOSCOW
Tel.: (7-095) 7535555
Frunzenskaya Naberezhnaya, 4
Koroviy Val, 7
Yeniseiskaya Ulitsa, 19
Ulitsa Petrovka, 20/1
Kosmodamianskaya Naberezhnaya, 4
Kuznetsky Most, 3

ANAPA
Tel.: (7-86133) 54706
Fax: (7-86133) 45597
Ulitsa Krasnaya, 186/188

ARKHANGELSK
Tel.: (7-8182) 239500
Fax: (7-8182) 239353
Airport Talagi, 2

ASTRAKHAN
Tel.: (7-8512) 394999
Fax.: (7-8512) 220521
Ulitsa Zhelyabova, 35
Tourist Company Sputnik

CHELYABINSK
Tel.: (3-512) 370231, 370917
Ulitsa Svobody, 90.

EKATERINBURG
Tel: (7-3432) 611421
Fax: 615732
Ulitsa Belinskogo, 56, GSP-209

IRKUTSK
Tel.: (7-3432) 270798, 286795
Fax: (7-3432) 271741
Ulitsa Dekabristskikh Sobytiy, 97

KALININGRAD
Tel.:(7-0112) 516455, 554805
Fax: (7-0112) 556454
Ploschad Pobedy, 4, Second Floor

KHABAROVSK
Tel.: (7-4212) 327592
Fax: (7-4212) 306337
Ulitsa Karla Marxa, 39

KRASNODAR
Tel.: (7-8612) 640010
Fax: (7-8612) 640004
350000 Krasnodar
Ulitsa Krasnaya, 4

MINERALNYE VODY
Tel.: (7-87922) 59234
Fax: (7-87922) 59234
Airport

MURMANSK
Tel.: (7-8152) 546360
Fax: (7-8152) 536360
Ulitsa Spolokhi 8, office 1

NIZHNEVARTOVSK
Tel.: (7-3466) 243232
Fax: (7-3466) 245555
Ulitsa Omskaya, 11, third floor

NIZHNY NOVGOROD
Tel.: (7-8312) 344040
Fax: (7-8312) 344188
Ploschad Gorkogo, 6, 603950

NORILSK
Tel.: (7-3919) 347397

NOVOSIBIRSK
Tel.: (7-3832) 221253
Fax: (7-3832) 227790
Krasny Prospect, 44

OMSK
Tel.: (7-3812) 533497
Fax: (3812)510142
Ulitsa Lenina, 22, office 240

PERM
Tel. (7-3422) 349535
Ulitsa Popova, 21

PETROPAVLOVSK-KAMCHATSKY
Tel.: (7-4152) 112624
Ulitsa Sovetskaya, 35

ROSTOV-ON-DON
Tel.: (7-8632) 585180
Fax: (7-8632) 527687
Prospect Sokolova, 270/1

SOCHI
Tel: (7-8622) 944097
Fax: 143987
Ulitsa Chaikovskogo, 3

ST. PETERSBURG
Tel.: (7-812) 3273872, 3273873, 1185555
Fax: (7-812) 3273870
Ulitsa Kazanskaya, 5

UFA
Tel.: (7-3472) 143979, 516343
Fax: 143987
Verkhnetorgovaya Ploshad

ANGOLA

LUANDA
114, Avenue 4 de Fevereiro, Luanda, Angola
Tel.: (244-2) 339068

ARMENIA

YEREVAN
Amiryan Street, 12
Tel.: (3741) 522435
Fax: (3741) 532131

AUSTRALIA

SYDNEY
National Mutual Building, 24, Level
44 Market Street, NSW 2000, Sydney, Australia
Tel.: (61-2) 92622233
Fax: (61-2) 92621821

AUSTRIA

VIENNA
10, Parkring 1010 Wien, Austria
Tel.: (43-1) 5121501, 5121502, 5121503
Fax: (43-1)512150178

AZERBAIJAN

BAKU
34, Khagani Street, Baku
Tel.: (994-12) 981167, 981168
Fax: (994-12) 981166

BANGLADESH

DHAKA
Hotel Mid Town, Plot No.60/A,
Road No.131, Gulshan
Tel.: (8802) 8914519
Fax: (8802) 330426

BELARUS

MINSK
220030, Ulitsa Yanki Kupali, 24, Office 101
Tel.: (37517) 2066979
Fax: (37517) 2066979

BELGIUM

BRUSSELS
58, Rue Des Colonies, 1000 Brussels
Tel.: (32-2) 5136066, 5136538
Fax: (32-2)5122961

BOLIVIA

LA PAZ
13226 Av.Mcal. Santa Cruz
No.1322 Primer Piso, Casila 10361
Tel.: (5912) 2358074, 2368930, 2356552
Fax: 2391319

BULGARIA

SOFIA
23 Oborishte Street, 1504 Sofia, Bulgaria
Tel.: (359-2) 9434489, 9434572
Fax: (359-2) 9461703

VARNA
40 Maria Luiza Bul., 9000 Varna
Tel.: (359-52) 231082
Fax: (359-52) 231158

CANADA

TORONTO
1, Queen Street East Suite 1908,
P.O. Box 61, Toronto, Ontario, M5C2C5
Tel.: (1-416) 6421653
Fax: (1-416) 6421658

CHINA

BEIJING
Hotel Beijing-Toronto, 3
Jianguomen wai-dajie, Beijing
Tel.: (86-10) 65002412
Fax: (86-10) 65941869, 65959390

HARBIN
Hotel Harbin, Hong Kong Snoway
Tel.: (86-451) 3633190
Fax: (86-451) 6291161

HONG KONG
Room 1606, Tower Two
Lippo Center, 89 Queensway, Hong Kong

Tel.: (852) 25372611
Fax: (852) 25372614

SHANGHAI
Suite 203 A, Shanghai Center, 1376,
Nanjinhxilu, 200040 Shanghai
Tel.: (86-21) 62798033
Fax: (86-21) 62798035

SHENYANG
Hotel Taishan, 22, Taishan Road,
Huanggu District, Shenyang, P.R. China
Tel.: (86-24) 6115482
Fax: (86-24) 6115482

CROATIA

ZAGREB
13, Varsavska, 10000 Zagreb
Tel.: (385-1) 4872055, 4872076
Fax: (385-1) 4872051

CUBA

HAVANA
Calle 23, No. 64, Esq. Infanta Vedado,
Ciudad de La Havana
Tel.: (53-7) 333200, 333759
Fax: (53 7) 333288

CYPRUS

NICOSIA
32 B&C, Homer Avenue,
P.O. Box 22039, 1097 Nicosia
Tel.: (357-2) 669071, 677072, 677073
Fax: (357-2) 678484

CZECH REPUBLIC

PRAGUE
5 Truhlarska, 11000 Praha 1
Tel.: (420-2) 24812682, 24814984
Fax: (420-2) 24812683

DEMOCRATIC PEOPLE'S REPUBLIC OF KOREA

PYONGYANG
11-Dong, Munsu-3 Dong,
Taedonggang District, Pyongyang
Tel.: (850-2) 3817309, 3817310
Fax: (850-2) 3817296

DENMARK

COPENHAGEN
1/3 Vester Farimagsgade, DK-1606,
Copenhagen
Tel.: (45) 33126338, 33125757
Fax: (45) 3311217

EGYPT

CAIRO
18 Al Boustan Street,
Commercial Center, Cairo
Tel.: (20-2) 3900429, 3937409
Fax: (20-2) 3900407

HURGHADA
7, Al Min Street, AKA Holiday Center, Hurghada
Tel.: (20-65) 440145, 440827
Fax: (20-2) 440145

FINLAND

HELSINKI
5, Mannerheimintie, FIN - 00100, Helsinki
Tel.: (358-9) 633366
Fax: (358-9)661021

FRANCE

LYON
B.P.157, Saint Exupery Aeroport, 69125 Lyon
Tel.: (33-4) 72228707
Fax: (33-4) 72228708

NICE
Aeroport Cote d'Azur, Terminal 1,
06281 Nice Cedex
Tel.: (33-4) 93214482
Fax: (33-4) 93214544

PARIS
33, Avenue des Champs Elysees,
75008, Paris, France
Tel.: (33-1) 4225319, 242254381
Fax: (33-1) 42560480

GEORGIA

TBILISI
76/1, David Agmashenebeli Street
380002, Tbilisi
Tel.: (995-32) 943896, 943897
Fax: (995-32) 943927

GERMANY

BERLIN
51, Unter den Linden, 10117 Berlin
Tel.: (49-30) 2269810
Fax: (49-30) 22698140

DUSSELDORF
26, Berliner Allee, 40212 Dusseldorf
Tel.: (49-211) 320491, 320492
Fax: (49-211) 320928

FRANKFURT AM MAIN
41, Wilhelm-Leuschner-Strasse,
60329 Frankfurt am Main
Tel.: (49-69) 27300630
Fax: (49-69) 252902

HAMBURG
60, Admiralitatstrasse, 20459
Hamburg
Tel.: (49-40) 3742883, 3742884
Fax: (49-40) 3742888

HAHN
Gebaude 8506.D
55483 Flughafen
Tel.: (49-6543) 508600/02/05
Fax: 508606

MUNICH
Isartoplatz 2, 80331, Munich
Tel.: (49-89) 288261
Fax: (49-89) 2805366

GREAT BRITAIN

LONDON
Aeroflot, 70, Piccadilly Street,
London W1V 9HH
Tel.: (44-20) 73552233
Fax: (44-20) 73552323

GREECE

ATHENS
14, Xenofontos St. Syntagma, GR-10557 Athens
Tel.: (30-1) 3220986, 3221022
Fax: (30-1) 3236375

THESSALONIKI
21, Dimitriou Gounaru Street, 54622
Thessaloniki
Tel.: (30-31) 282376, 282397
Fax: (30-31) 282773

GUINEA

CONAKRY
28, Avenue de la Republique, B.P., Conakry
Tel.: (224-4) 414143, 663550
Fax: (224-4) 663550

HOLLAND

AMSTERDAM
26, Weteringschans, 1017 SG, Amsterdam
Tel: (31-20) 6245715, 6254049, 6270561
Fax: 6259161

HUNGARY

BUDAPEST
4, Vaci Utca, 1052 Budapest V., Hungary
Tel.: (36-1) 3171734
Fax: (36-1) 3171717

INDIA

CALCUTTA
1st Floor, Lord Building, 7/1,
Lord Sinha Road, 700071 Calcutta
Tel.: (91-33) 2823765, 2829831
Fax: (91-33)2821617

DELHI
Tolstoy House,
15-17, Tolstoy Marg, 110001 New Delhi
Tel.: (91-11) 3312843, 3310426, 3723241,
3313785
Fax: (91-11) 3733245

BOMBAY
11, Tulsiani Chambers, Ground Floor,
Free Press Journal Marg, Nariman Point,
400021 Mumbai
Tel.: (91-22) 2025780, 2821682, 2821476
Fax: (91-22) 2871942

INDONESIA

JAKARTA
Hotel Sahid Jaya, 86,
Jl.Jend.Sudirman, Jakarta, 10220
Tel.: (62-21) 5707083, 5702184, 5702185
Fax: (62-21) 5702186

IRAN

TEHRAN
23 Ostad Nejatollahi Street, Tehran
Tel.: (98-21) 8808480, 8807495, 8807484
Fax: (98-21) 8808672

IRAQ

BAGHDAD
Palestine Hotel, st. Hai Abu Nuas
Mahala 102, Street 45, Building 3; Baghdad
Tel.: (964-1) 7187082
Fax: (964-1) 7176881

IRELAND

DUBLIN
Link Building, Airport, Dublin
Tel.: (353-1) 8446166
Fax: (353-1) 8446349

SHANNON
Shannon Airport
Tel.: (353-61) 472299
Fax: (353-61) 472902

ISRAEL

TEL AVIV

Migdalor House, 1, Ben Yehuda Street, Tel Aviv
Tel.: (972-3) 5107050, 5107051
Fax: (972-3) 5107049

ITALY

MILAN

19, Via Vittor Pisani, 20124 Milano
Tel.: (39-2) 66986985, 66986987, 66986156
Fax: (39-02) 66984632

PADOVA

20, Piazzetta Conciapelli, 35137, Padova
Tel.: (39-41) 8762420, 8762400
Fax: (39-41) 8762410

ROME

76, Via Bissolati, 00187 Roma
Tel.: (39-6) 4203851
Fax: (39-6) 42904923

JAPAN

NIIGATA

Teiseki Building, 1-3-1, Higashi Odori,
950-0087, Niigata
Tel.:(8125) 2445935
Fax: (8125) 2445011

OSAKA

Imagawa Building 8F, 2-2-17
Imabashi Chuo-ku, 541-0042 Osaka
Tel.: (81-6) 62028052
Fax: (81-72) 62028048

TOKYO

SVAX TT Building, 3-11-15,
Toranomon, Minato-ku, 105-0001, Tokyo
Tel.: (81-3) 34349681, 34349667, 34349680
Fax: (81-3) 34349669, 34349668

JORDAN

AMMAN

Al-Khairat Building, Street Mekka,
P.O. Box 7303, Jabal Amman
Tel.: (962-6) 5521642, 5521643
Fax: (962-6) 5533692

KAZAKHSTAN

ALMA-ATA

109, Zhibek-Zholy Street, office 16,
480004 Almaty
Tel.: (327-2) 629638
Fax: (327-2) 333916

KUWAIT

EL KUWAIT

Fahed Al-Salem Street, Dawlia
Commercial Center, P.O. Box 3539
Safat, 13036, Kuwait
Tel.: (965) 2428331, 2404838, 2404839
Fax: (965) 2428332

KYRGYZSTAN

BISHKEK

230, Chu Avenue, 720010 Bishkek
Tel.: (996-312) 244283, 651335
Fax: (996-312) 651452

LATVIA

RIGA

6, Gertrudes Street, Riga LV-1050, Latvia
Tel.: (37-17) 270501, 278774
Fax: (37-17) 313250

LEBANON

BEIRUT

Gefinor Center, Block C, 41
Clemenceau Street, Beirut
Tel: (961-1) 739596
Fax: (961-1) 739597

LIBYA

TRIPOLI

32, Baghdad Street, Bedri Building
P.O. Box 4638, Tripoli
Tel.: (218-21) 3334898
Fax: (218-21) 4441527

LITHUANIA

VILNIUS

8/2, Pylimo Street, 2001 Vilnius
Tel.:(370-2) 224189
Fax: (370-2)224189

MALAYSIA

KUALA LUMPUR

Ground Floor, Wisma Tong Ah, 1, Jalan Perak,
50450 Kuala Lumpur.
Tel.: (6-03) 21610231, 21613331, 21621659,
21622658
Fax: (6-03) 21617294

MALTA

VALLETTA

Regency House
Republic Street, Valletta, VLT 04, Malta
Tel.: (356) 232641, 243581, 243582
Fax: (356)240673

MEXICO

MEXICO CITY

Ave Insurgentes sur 933, 70 piso Col. Napoles,
D.F.C.P. Mexico 03810
Tel.: (52-5) 6879941, 6879218, 6879122
Fax: (525) 5237139

MONGOLIA

ULAN BATOR

15 Seul Street, Ulaan Baatar
Tel.: (976-11) 320720
Tel/fax: (976-11) 323321

MOROCCO

CASABLANCA

47, Building Raja, Room 129, Casablanca
Tel.: (212-2) 206410, 206411
Fax: (212-2) 476249

NEPAL

KATHMANDU

Kamaladi, P.O. Box 5640, Kathmandu
Tel.: (977-1) 227399
Fax: (977-1) 226161

NETHERLANDS

AMSTERDAM

26, Weteringschans, 1017 SG, Amsterdam.
Tel.: (31-20) 6254049, 6245715
Fax: (31-20) 6259116

NORWAY

OSLO

6, Ovre Slottsgt, 0157 Oslo
Tel.: (47) 22333888, 22332886
Fax: (47) 22332880

PAKISTAN

KARACHI

Hotel Regent Plaza,
Shahrah-e-Faisal, 75350, Karachi
Tel.: (92-21) 5219192, 5212838, 5217138
Fax: (92-21) 5685640

PANAMA

PANAMA

Unicentro Bella Vista, Avenue Justo,
Arosemena y Calle 42, P.O. Box 2642,
Balboa Ancon, Panama
Tel.: (507) 2250497, 2250587
Fax: (507) 2250622

PERU

LIMA

233, Avenida Comandante Espinar,
Miraflores, Lima
Tel.: (51-1) 4448716, 2411695, 2410648
Fax: (51-1) 4475626

PHILIPPINES

MANILA

YI Holdings Building, 155, Herrera Street,
Legaspi Village, Makaty City, 1200, Manila
Tel.: (63-2) 8673948/49/51
Fax: 8177737

POLAND

WARSAW

29, Alleje Jerozolimskie, 00-508, Warszawa
Tel.: (48-22) 6281710, 6281611
Fax: (48-22) 6282557

PORTUGAL

LISBON

36-D, Avenida da Liberdade,
Index 1250-145, Lisboa
Tel.: (351) 213467812, 213467427,
213467776
Fax: (351) 213422038

REPUBLIC OF KOREA

SEOUL

404, City Air Terminal,
159-6, Samsung-dong, KaNgnam-ku, Seoul
Tel.: (82-2) 5693271, 5693272, 5693273
Fax: (82-2) 5693276

ROMANIA

BUCHAREST

29, Sestor 1, Strada Biserica Amzei, Bucuresti
Tel.: (40-1) 3150314, 6502948
Fax: (40-1) 3125152

SENEGAL

DAKAR
3, Bd. de la Republique, Dakar
Tel.: (221) 8224815
Fax: (221) 8221368

SEYCHELLES

VICTORIA
P.O. Box 278,
Pirates Arms Building, Victoria Mahe
Tel.: (248) 225005, 224872
Fax: (248) 224170

SINGAPORE

SINGAPORE
01-02/02-00, 15 Queen Street,
Tan Chong Tower, 188537 Singapore
Tel.: (65) 3361757
Fax: (65) 3376352

SLOVAKIA

BRATISLAVA
13, Laurinska, 81101 Bratislava
Tel.: (421-7) 54435192
Fax: (421-7) 54432174

SLOVENIA

LJUBLJANA
21, Dunajska, 1000 Ljubljana
Tel.: (386-1) 4368566, 4368568
Fax: (386-1) 4368593

SPAIN

BARCELONA
41, calle Mallorca, 08029 Barcelona
Tel.: (34-93) 4305880, 4308741
Fax: (34-93) 4199551

MADRID
2, C/Jose Ortega y Gasset, 28006 Madrid
Tel.: (34-91) 4313706, 4314107
Fax: (34-91) 4318098

TENERIFE
Aeropuerto de Tenerife Sur,
38610 Tenerife, Canary Islands
Tel.: (34-922) 759461
Fax: (34-922) 759460

SRI LANKA

COLOMBO
7A, Sir Ernest De Silva MW
Tel.: (941) 671201/2/3/4
Fax: 671205

SWEDEN

STOCKHOLM
31, Sveavagen, 2 tr, Box 3075,
10361 Stockholm
Tel.: (46-8) 217007, 215367
Fax: (46-8) 217185

SWITZERLAND

GENEVA
14-16, Place Cornavin, 1201 Geneve
Tel.: (41-22) 9092770
Fax: (41-22) 7388312

ZURICH
41, Talacker, 8001 Zurich
Tel.: (41-1) 2114633, 2124634
Fax: (41-1) 2124046

SYRIA

DAMASCUS
29, May Street, Damascus, Syria
Tel.: (963-11) 2317956
Fax: (963-11) 2317952

THAILAND

BANGKOK
Mezzanine Floor, Regent House,
183, Rajdamri Road, 10330 Bangkok
Tel.: (66-2) 2510617, 2510618
Fax: (66-2) 2553138

TUNISIA

TUNIS
42, Avenue Hedi Chaker, 1002 Tunis
Tel.: (216-1) 845831, 846379
Fax: (216-1) 849413

TURKEY

ANKARA
114/2, Cinnah Caddesi, Cankaya, 06550 Ankara
Tel.: (90-312) 4409874, 4409875
Fax: (90-312) 4409220

ANTALYA
Bayindir Airport, 07030 Antalya
Tel.: (90-242) 3303106
Fax: (90-242) 3303477

ISTANBUL
30, Mete Caddesi, Taksim, Istanbul
Tel.: (90-212) 2434725, 2434726
Fax: (90-212) 2523998

UKRAINE

DNEPROPETROVSK
72-A, Prospect Karl Marx
Tel.: (380-56) 7784938
Fax: (380-56) 7784937

KIEV
112A, Saksagansky Street, 252032
Tel.: (380-44) 2454359
Fax: (380-44) 2454881

SIMFEROPOL
2a, Pavlenko Street, 95006
Tel.: (380-652) 511516
Fax: (380-652) 511517

UNITED ARAB EMIRATES

ABU-DHABI
P.O. Box 25111, Abu Dhabi
Tel.: (971-2) 6271726, 6270342
Fax: (971-2) 6270247

DUBAI
P.O Box 1020, Al Maktoum Street, Dubai
Tel.: (971-4) 2229800, 2222245
Fax: (971-4) 2227771

SHARJAH
P.O. Box 22748 Al Soor Area, Sharjah
Tel.: (971-6) 5721991
Fax: (971-6) 5721993

USA

CHICAGO
225, Avenue N. Michigan, Suite 2304
60601, Chicago, Illinois
Tel.: (1-312) 8192350
Fax: (1-312) 8192352

LOS ANGELES
9100, Wilshire Blvd., Suite 175,
90212 Beverly Hills, California
Tel.: (1-310) 2815300
Fax: (1-310) 2815304

NEW YORK
1384, Broadway, 10018 New York
Tel.: (1-212) (888) 3406400, 9442300
Fax: (1-212) (888) 9445200

SAN FRANCISCO
291, Geary Street, Suite 200
94102 San Francisco, California
Tel.: (1-415) 4342300,
Fax: (1-415) 4034033

SEATTLE
1411, 4th Avenue, Suite 420,
98101 Seattle, Washington
Tel.: (1-206) 4641005
Fax: (1-206) 4640452

WASHINGTON, DC
1634, Eye Street, N.W., Suite 200,
Washington, DC 20006
Tel: (1-888) (1-202) 6864949
Fax: (1-888) (1-202) 3474305

UZBEKISTAN

TASHKENT
79-A, Nukus Street, 700015 Tashkent
Tel.: (998-712) 1523018
Fax: (998-712) 1523014

VIETNAM

HANOI
Daeha Business Center,
360 Kim Ma Str., Ba Dinh distr., Ha Noi
Tel.: (84-04) 7718742, 7718718
Fax: (84-04) 7718522

HO CHI MINH CITY
4H, Le Loi Street, distr. 1, Ho Chi Minh City
Tel.: (84-8) 8293489
Tel/fax: (84-8) 8290076

YUGOSLAVIA

BELGRADE
21 Brace Jugovica, 11000 Beograd.
Tel.: (381-11) 3225814, 3226641
Fax: (381-11) 3248675

Short Glossary of Terms and Abbreviations

Available tonne-kilometers — Measure of work capacity, calculated by multiplying available load capacity (for cargo, mail or passengers) on each stage of a flight by the length of the stage.

BoD — Board of Directors.

FCSM — Federal Commission for the Securities Market (Russian government body with responsibility for securities market regulation).

Free Float — The portion of total stock of an issuer which is regularly bought and sold on the open market.

Global Depository Receipt (GDR) — Certificate of deposition of an issuer's shares, allowing indirect trading of the shares beyond the country where the shares circulate. Creation of GDRs can give an issuer simultaneous access to several major capital markets.

ICAO — International Civil Aviation Organization.

Load factor — Ratio of actual carrying in tonne-kilometers to total available carrying capacity in tonne kilometers.

Market capitalization — Total market value of the shares of a company.

MICEX — Moscow Inter-bank Currency Exchange.

Passenger-kilometer (pkm) — Carrying of one passenger over a distance of one kilometer.

RTS — Russian Trading System.

Seat occupancy — Passengers carried multiplied by the distance flown (actual pkm) as percentage of total seat numbers multiplied by distance flown (maximum possible pkm).

Tonne-kilometer (tkm) — Carrying of one tonne of load (cargo, mail, or passengers, treating one passenger as equivalent to 90 kilograms) over a distance of one kilometer.

03 DEC -5 AM 7:21

NOTIFICATION
on the extraordinary general meeting of shareholders

The Joint stock company "Aeroflot – Russian Airlines" (JSC «Aeroflot"), located at the address: 37, Bld.9, Leningradsky prospect, Moscow, 125167 Russia, announce about the extraordinary general meeting of shareholders

The form of the meeting: meeting.

The date and time of the beginning of the meeting: November 22, 2003, 10.00 a.m.

The meeting will be hold on be the address: Aeroflot's Training Center for Aviation Personnel, airport Sheremetyevo – 1, Bld. 6 (it is possible to reach the Center by bus # 851 from metro station "Rechnoy vokzal" or by bus #817 from metro station "Planernaya").

The agenda of the extraordinary general meeting of shareholders is:

1. Approval of: the order of the day, регламента голосования, voting regulations, structure of the working bodies of the extraordinary general meeting of shareholders.
2. On the termination of power of existing Board of directors.
3. On the elections of a new Board of directors.
4. On the termination of power of acting Audit Committee.
5. On the election of a new Audit Committee.

The date of composition of the list of persons who have right to take part in EGM is 19th of September 2003 (at the end of working day).

Shareholders, owners of not less than 2% of voting shares of JSC "Aeroflot" have right to propose nominees to be elected to the Board of Directors and Audit Committee and the quantity of whose can not exceed quantity composition of the electing body. Proposals, processed in accordance with claims of the Article 53 of Federal law "On joint stock companies" and Order "On additional claims to the order on preparation, assembling and holding on of general meetings of shareholders" approved by Federal Commission for the securities market as of 31st of May, 2002 № 17/pc, should be sent by address: Board of Directors of JSC "Aeroflot", 37 Bld.9, Leningradsky prospect, Moscow, 125167, Russia

The last date when shareholders may propose nominees to the Board of Directors and Audit Committee is 21st of October 2003 (the end of working day).

The date of sending voting ballots is not later than 1st of November 2003.

Filled in voting ballots may be sent by address: JSC "Aeroflot", 37 Bld.9, Leningradsky prospect, Moscow, 125167, Russia.

The last date of receiving of filled in voting ballots is 19th of November 2003.

Registration of participants of EGM will be occurred at the address of the meeting on 20th of November 2003 from 19 a.m. to 6 p.m., on 21st of November from 10 a.m. to 4 p.m. and on 22nd of November 2003 since 9 a.m. till the accomplishment of the discussions concerning the last question of Agenda on which there is a quorum.

To be registered as a participant it is necessary to have identification document, set of voting ballots received by post. Representatives of shareholders on the EGM should represent power of attorney registered in accordance with claims of the paragraphs 4 and 5 of the Article 185 of the Civil Code of the Russian Federation or notarized.

Representatives of shareholders – legal entities should have a document which approves empowerment of representative and signed by the Head of legal entity with stamp.

Shareholders may receive answers to all the questions by phone: **(095) 258-0684, 578-3680.**

Board of Directors JSC "Aeroflot"

(82 – 4592)

Approved by the Board of directors
JSC «Aeroflot»
Protocol # 6 as of September 15, 2003

Order of notification of shareholders about the holding on of extraordinary general meeting of shareholders of JSC «Aeroflot» November 22, 2003

In accordance with claims of federal law «On joint stock companies», Articles of the Company, Regulation on general meetings of shareholders of JSC "Aeroflot" to approve following order of notification of shareholders on holding on of extraordinary general meeting of shareholders of JSC «Aeroflot» on November 22, 2003.:

1. To send letters by special delivery to shareholders with notification on extraordinary general meeting of shareholders by the addresses mentioned at the shareholders register to the persons who have right to take part on EGM till 2nd of October. The list of persons who have right to take part on EGM composes in accordance with data of shareholders register as of the end of working day of 19th of September 2003.

2. To send by special delivery voting ballots on the questions of agenda by the addresses mentioned at the shareholders register to the persons who have right to take part on EGM till the 1st of November 2003. The list of persons who have right to take part on EGM have to be composed in accordance with data of shareholders register as of the end of working day of 19th of September 2003.

3. To publish in newspaper "Rossiyskaya gazeta", newspaper of JSC "Aeroflot" – "Moy Aeroflot" and Interfax agency notification on extraordinary general meeting of shareholders till the 2nd of October 2003.

4. To publish in newspaper "Moy Aeroflot" the list of nominees to the Board of Directors of JSC "Aeroflot" and list of nominees to the Audit Committee till the 1st of November 2003.

5. To publish in mass media determined by AGM of JSC "Aeroflot" in 2003 the decisions taken by the EGM in order that is set up by the Federal law "On joint stock Companies" and Articles of JSC "Aeroflot" in term not later then in 10 days after composition of the Protocol on the voting results.

(82 – 4592)

03 DEC -5 AM 7:21

Attachment # 1
Extraordinary General Meeting of Shareholders
JSC «Aeroflot»

22nd of November 2003

Recommended by
Board of Directors of JSC «Aeroflot»
(27th of October 2003, Protocol # 9)

ORDER OF THE DAY

1.	Opening of the Extraordinary General Meeting of Shareholders Introductory speech of the Chairman of the Board of Directors – Alexander Zurabov	10.00 – 10.05
2.	Information about the quorum of the Extraordinary General Meeting of Shareholders Speech of the Counting Commission	10.05 – 10.10
3.	**Question #1** of Agenda – Approval of the order of the day, voting regulations, list of the members of steering bodies of Extraordinary General Meeting of Shareholders Speaker: the Chairman of the Board of Directors – Alexander Zurabov	10.10 – 10.15
	Debates concerning question # 1 Maximum 2 speeches with duration not more than 3 minuets	10.15 – 10.20
	Voting on the question # 1 of Agenda	10.20 – 10.25
4.	**Question # 2** of Agenda – On termination of power of acting members of the Board of Directors Speaker: the Chairman of the Board of Directors – Alexander Zurabov	10.25 – 10.30
	Debates concerning question # 2 Maximum 3 speeches with duration not more than 3 minuets	10.30 – 10.40
	Voting on the question # 2 of Agenda	10.40 – 10.45
5.	**Question # 3** of Agenda – On election of members of the Board of directors of JSC "Aeroflot". Speaker: Chairman of the Board of Directors – Alexander Zurabov	10.45 – 10.50
	Debates concerning question # 3 Maximum 4 speeches with duration not more than 3 minuets	10.50 – 11.00
	Voting on the question # 3 of Agenda	11.00 – 11.05
6.	**Question # 4** of Agenda – On termination of power of acting members of Auditing Commission Speaker: Chairman of the Board of Directors – Alexander Zurabov	11.05 – 11.10
	Debates concerning question # 4 Maximum 3 speeches with duration not more than 3 minuets	11.10 – 11.20
	Voting on the question # 4 of Agenda	11.20 – 11.25
7.	**Question # 5** of Agenda – On election of members of the Auditing	

	Commission Speaker: Chairman of the Board of Directors – Alexander Zurabov	11.25 – 11.30
	Debates concerning question # 5 Maximum 3 speeches with duration not more than 3 minuets	11.30 – 11.40
	Voting on the question # 5 of Agenda	11.40 – 11.45
8.	**Break**	11.45 – 12.20
9.	Announcement of the voting results. Speaker: Chief of Counting Board	12.20 – 12.30

Agenda
on extraordinary general meeting of shareholders of JSC «Aeroflot»
November 22, 2003

1. Approval of the order of day, the voting procedure, composition of steering bodies of the extraordinary general meeting of shareholders.
2. On termination of power of acting of the members of Board of Directors.
3. On election of members of the Board of directors of JSC "Aeroflot".
4. On termination of power of acting of the members of Auditing Commission.
5. On election of members of the Auditing Commission of JSC "Aeroflot".

Moscow 03 DEC -5 AM 7:21

November 22, 2003

Recommended by

The Board of Directors of JSC "Aeroflot"
(Protocol # 9 as of 27th of October 2003, Attachment № 3)

Proposal on personal composition of steering bodies

Presidium:

1.	Alexander Zurabov	- Chairman of the Board of Directors - President
2.	Vladimir Antonov	- First Deputy general director JSC "Aeroflot", Member of JSC "Aeroflot" Board of Directors.
3.	Alexander Braverman	- Secretary of State, First Deputy Minister of Property Relations of the Russian Federation, Member of JSC "Aeroflot" Board of Directors
4.	Sergey Viazalov	- First Deputy Minister of Finance of the Russian Federation, Member of JSC "Aeroflot" Board of Directors
5.	Iury Isaev	- Deputy Minister of Economic Development and Trade of the Russian Federation, Member of JSC "Aeroflot" Board of Directors
6.	Georgy Kornilov	- Deputy Chief of a Department of Federal Security Service of the Russian Federation, Member of JSC "Aeroflot" Board of Directors
7.	Gennady Moshkov	- Deputy Minister of Transportation of the Russian Federation, Member of JSC "Aeroflot" Board of Directors
8.	Alexander Neradko	- First Deputy Minister of Transportation of the Russain federation, Chief of the State Civil Aviation Service, Member of the Board of Directors of JSC "Aeroflot"
9.	Valery Okulov	- General director of JSC "Aeroflot", Member of the Board of Directors of JSC "Aeroflot"
10.	Grigory Finger	- Managing Director of the Moscow representative office of «NCH Advisors,Inc.» Company, Member of the Board of Directors of JSC "Aeroflot"
11.	Eugene Shaposhnikov	- Assistant to the President of the Russian Federation, Member of the Board of Directors of JSC "Aeroflot"
12.	Anatoly Brylov	- Deputy general director JSC "Aeroflot" – Executive secretary of the Board of Directors of JSC "Aeroflot".

* * *

Chairman of the meeting: Alexander Zurabov – Chairman of the Board of Directors - President.
Speaker of the meeting: Anatoly Brylov – Executive secretary of the Board of Directors of JSC "Aeroflot".
Secretary of the meeting: Yuliya Sorokina – senior law officer, Head of the JSC "Aeroflot" on preparation, registration and systematization of legal acts of Law Department of JSC "Aeroflot
Counting Board: Special registrar of JSC "Aeroflot" – Closed Joint Stock Company "National Registrar Company".
Regulation Grpoup:

Alexey Melyokhin – Deputy head of legal division JSC "Aeroflot".

Commission on Control for sum up of the voting results

Alexander Koldunov – Head of Inspection on flights safety of JSC "Aeroflot"

Anatoly Loukyanov – Expertise and Control for contract activity Department of JSC "Aeroflot"

Anatoly Yakimchuk – Director of Division # 1 for Aircrafts A 310 of JSC "Aeroflot".

Elena Lezhnina – senior specialist of Corporate Property department, JSC "Aeroflot".

Alexander Yufarkin – 1st category Expert of Operating activity safety Department, JSC "Aeroflot".

Secretariat:

Elena Antonova – Senior Specialist of the Secretariat of the Board of Directors of JSC "Aeroflot".

Natalia Tsibizova – First category expert of the Secretariat of the Board of Directors of JSC "Aeroflot".

Commission on preparation of the projects of decisions of extraordinary general meeting of shareholders :

Irina Dannenberg – Head of corporate communications Service of Pubic relations department of JSC "Aeroflot".

Igor Desyatnichenko – Deputy General Director for network management and cargo traffic of JSC "Aeroflot"

Vladimir Matveenko – Chief of Administration of JSC "Aeroflot

Mikhail Poluboyarinov – Deputy General Director for finance and planning of JSC "Aeroflot"

Anatoly Burlakov – Expert of the Secretariat of the Board of Directors of JSC "Aeroflot".

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS of JSC «AEROFLOT»

Moscow — November 22, 2003

Recommended by
The Board of Directors of JSC «Aeroflot»
(Protocol # 9, October 2003)

Voting Regulations

#	Voting questions, item of the order of the day	Voting Question	Conditions of taking decisions in terms of mixes voting of shareholders, owners of voting shares	Ballot	
				Type	**Number**
1.	2.	3.	4.	5.	6.
1.	Confirmation of the order of the day, voting regulations, list of members of steering bodies of Extraordinary General Meeting of Shareholders	To approve Confirmation of the order of the day, voting regulations, list of members of steering bodies of Extraordinary General Meeting of Shareholders	Majority of voices	Agree Against Abstained	1
2.	Ahead of time end of authorities of members of the	To end ahead of time the authorities of members of the Board of Directors, elected	Majority of voices	Agree Against	2

	Board of Directors	during Annual General Meeting of Shareholders on April 2003		Abstained	
3.	On elections of members of the Board of Directors of JSC «Aeroflot».	To elect 11 members of the Board of Directors of JSC «Aeroflot» from the list of candidates:	Majority of voices at the cumulative voting	The list of Candidates to be elected as members of the Board of Directors of JSC «Aeroflot»	3
4.	Ahead of time end of authorities of the members of the Auditing Commission of JSC «Aeroflot».	To end ahead of time authorities of the members of the Auditing Commission of JSC «Aeroflot».	Majority of voices	Agree Against Abstained	4
5.	On elections of members of the Audit Committee of JSC «Aeroflot».	To elect as members of the Audit Committee of JSC «Aeroflot» from the list of candidates:	Majority of voices	The list of Candidates to be elected as members of the Auditing Commission of JSC «Aeroflot»	5

LIST OF
Members of Auditing Commission of JSC "Aeroflot"
Elected on annual general meeting of shareholders on 26th of April, 2003

1.	Bogacheva Irina Leonidovna	- Chief of Division of the Department of the Ministry of Property relations of the Russian Federation
2.	Dunaikina Zinaida Nikolaevna	- Chief of Information and Analytic Division of the Department of Production Security of JSC "Aeroflot"
3.	Zakharov Vadim Anatolievitch	- Chief of Administration of the Ministry of Transport of the Russian Federation
4.	Khvostunkov Andrey Nikolaevitch	- Chief of the Administration of the Federal Energy Commission of the Russian Federation
5.	Cheremnykh Iury Mikhailovitch	- Deputy Director of Aviation Technical Center of JSC "Aeroflot" responsible for economic and financial matters - Chief of Finance and Economic Service

(82 – 4592)

03 DEC -5 AM 7:21

LIST OF
Members of the Board of Directors of JSC "Aeroflot" elected by the Annual General Meeting of Shareholders of the Company on 26th of April 2003

1.	Antonov Vladimir Nikolaevitch	- First Deputy General Director of JSC "Aeroflot"
2.	Braverman Alexander Arnoldovitch	- Secretary of State, First Deputy Minister of Property Relations of the Russian federation
3.	Viyazalov Sergey Iurievitch	- First Deputy Minister of Finance of the Russian Federation
4.	Zurabov Alexander Iurievitch	- First Deputy General Director of JSC "Aeroflot"
5.	Isaev Iury Olegovitch	- Deputy Minister of Economic Development and Trade of the Russian Federation
6.	Kornilov Georgy Victorovitch	- Deputy Chief of the Department of the Federal Security Service of the Russian Federation
7.	Moshkov Gennady Iurievitch	- Deputy Minister of Transport of the Russian Federation
8.	Neradko Alexander Vasilievitch	- First Deputy Minister of Transport of the Russian Federation
9.	Okulov Valery Mikhailovitch	- General Director of JSC "Aeroflot"
10.	Finger Grigoty Moiseevitch	- Managing Director of the Moscow Representative Office of NCH Advisors, Inc.
11.	Shaposhnikov Eugeny Ivanovitch	- Assistant to the President of the Russian Federation

(82 – 4592)

22nd of November 2003

APPROVED BY
The Board of Directors of JSC «Aeroflot»
Minutes № 9 dated 27th of October, 2003

LIST OF
Nominees to the Auditing Commission of JSC "Aeroflot"
to be elected by the Extraordinary General Meeting of Shareholders of JSC "Aeroflot" on 22nd of November 2003

1.	Bogacheva Irina Leonidovna	- Chief of a Division of the Department of the Ministry of Property relations of Russia
2.	Galkin Dmitry Yuryevich	- Head of Internal Audit Service of JSC "Aeroflot"
3.	Dunaikina Zinaida Nikolaevna	- Chief of Information and Analytic Division of the Department of Production Security of JSC "Aeroflot"
4.	Zakharov Vadim Anatolievitch	- Chief of an Administration of the Ministry of Transport of Russia
5.	Tarasov Alexey Evgenyevich	- Legal adviser of the CEO of "National reserve Bank" – Commercial bank
6.	Tyukalov Valery Leonidovich	- Vice president of "National reserve Bank" – Commercial bank
7.	Khvostunkov Andrey Nikolaevitch	- Chief of the Administration of the Federal Energy Commission of Russia
8.	Cheremnykh Iury Mikhailovitch	- Deputy Director of Aviation Technical Center of JSC "Aeroflot" responsible for economic and financial matters - Chief of Finance and Economic Service

APPROVED By
The Board of Directors of JSC "Aeroflot"
Minutes № 9 dated the 27th of October, 2003

LIST OF
Nominees to the Board of Directors of JSC "Aeroflot"
to be elected at the Extraordinary General Meeting of Shareholders of the Company
on 22nd of November 2003

1.	Antonov Vladimir Nikolaevitch	- First Deputy General Director of JSC "Aeroflot"
2.	Braverman Alexander Arnoldovitch	- Secretary of State, First Deputy Minister of Property Relations of the Russian federation
3.	Butrin Michael Robertovich	- First Deputy Minister of Finance of the Russian Federation -
4.	Viyazalov Sergey Iurievitch	- First Deputy Minister of Finance of the Russian Federation
5.	Goryatchev Vladimir Sergeevitch	- Chief of a Department of the Ministry of Transport of the Russian Federation
6.	Danilitsky Anatoly Antonovich	- Deputy Chairman of Board of Management, First Deputy Chairman of Board of Management of "National Reserve Bank" commercial bank
7.	Dushatin Leonid Alekseevich	- Deputy Chairman of Board of Management, member of the Board of Management of "National Reserve Bank" commercial bank
8.	Zurabov Alexander Iurievitch	- Chairman of the Board of Directors – President of JSC "Aeroflot"
9.	Isaev Iury Olegovitch	- Deputy Minister of Economic Development and Trade of the Russian Federation
10.	Kornilov Georgy Victorovitch	- Deputy Chief of the Department of the Federal Security Service of the Russian Federation
11.	Lebedev Alexander Evgenyevich	- President. Chairman of Board of Management of "National Reserve Bank" commercial bank
12.	Moshkov Gennady Iurievitch	- Deputy Minister of Transport of the Russian Federation
13.	Neradko Alexander Vasilievitch	- First Deputy Minister of Transport of the Russian Federation
14.	Okulov Valery Mikhailovitch	- General Director of JSC "Aeroflot"
15.	Finger Grigoty Moiseevitch	- Managing Director of the Moscow Representative Office of NCH Advisors, Inc.
16.	Shaposhnikov Eugeny Ivanovitch	- Assistant to the President of the Russian Federation

(82 – 4592)

Approved by the Board of directors
Protocol # 6 as of September 15, 2003

List of the information (materials) that should be presented to shareholders at the preparation to the holding of the extraordinary general meeting of shareholders on November 22, 2003 and the order of it's presentation

In accordance with claims of the Federal law «On joint stock companies», Articles of JSC «Aeroflot», Regulation on AGM of JSC "Aeroflot" it should be approved following list of information (materials), presented to shareholders during the preparation to the holding on of extraordinary general meeting of shareholders on November 22, 2003 and the order of it's presentation.

List of information

1. Federal law «On joint stock companies»
2. Articles of JSC «Aeroflot»
3. Regulations on JSC "Aeroflot" Board of Directors
4. Regulations on JSC "Aeroflot" Auditing Commission.
5. Regulation on AGM of JSC "Aeroflot"
6. The order of notification of shareholders about extraordinary general meeting of shareholders.
7. The order of familiarization with information (materials) that represented to the shareholders during preparation to the holding on of extraordinary general meeting of shareholders.
8. Notification about the extraordinary general meeting of shareholders.
9. List of members of the Board of Directors of JSC "Aeroflot".
10. List of members of Audit Committee of JSC "Aeroflot".
11. Agenda of the extraordinary general meeting of shareholders.
12. Projects of the order of the day, voting regulations, composition of steering bodies of the extraordinary general meeting of shareholders.
13. List of nominees for elections to the Board of Directors and biographical summaries of nominees.
14. List of nominees for elections to the Auditing Commission and biographical summaries of nominees.

The order of information (materials) presentation

It is necessary to organize the work of informational centers for shareholders and their representatives where they may familiarize with listed above information from October 31 to November 22, 2003 at working days from 10 a.m. till 5 p.m. (on Fridays till 3 p.m.).
Informational centers are located at the following addresses:
- Corporate property department of JSC «Aeroflot», 37 A Bld.14, Leningradsky prospect, Moscow, Russia.
- Training Center for Air Personnel of JSC «Aeroflot», room 117, Bld. 6, airport «Sheremetyevo - 1», Moscow, 103340, Russia.

Information mentioned at the positions 11,12,13,14, will be presented to the participants of extraordinary general meeting of shareholders during the registration.

BIOGRAPHICAL SUMMARIES OF NOMINEES TO THE AUDITING COMMISSION OF JSC "AEROFLOT"

1. **BOGACHEVA IRINA LEONIDOVNA** – Chief of the Department of Industries, Construction, Transport and Communications of the Ministry of Property Relations of the Russian Federation. Born in 1970 in the city of Lubertsy, Moscow District. Has a higher education. In 1989 was graduated form Moscow Radiotechnical Colleage named after A.Raspletin, qualification "programming for high-speed machines" and in 1995 – from the State Management Academy named after S.Ordjonikidze, qualification «mathematical operations in the economy». In 1998 took a course of lectures in Japan educational center of management "Mirbis" on the subject "business plan" upon graduation from which was sent to Japan for a traineeship course in the business planning area. In 2001 took a refresher training at the Russian Academy of the Sate Service under the President of the Russian Federation for the subject of "state finance, taxation and crediting policies".
2. **GALKIN DMITRY YURIEVICH** – Chief of Internal Audit Service of JSC "Aeroflot". Was born in 1963 in Moscow. Has a higher education. In 1986 was graduated from Moscow Institute of Management named after S. Ordzhonikidze, qualification "engineer-economist for transport management organization". In 1986-1987 was in the service in the Armed Forces. In 1988-2002 was an expert in control-revision service of JSC "Aeroflot", deputy chief of Internal Audit Service.
3. **DUNAYKINA ZINAIDA NIKOLAEVNA** – Chief of Information and Analytic Division of the Department of Operational Security of JSC "Aeroflot". Born in 1954 in Moscow. Has a higher education. In 1977 was graduated from Moscow State Institute of International Relations. From 1989 till 1997 worked as an economist of Central International Agency of JSC "Aeroflot".
4. **ZAHAROV VADIM ANATOLIEVITCH** – Deputy Chief of Suoervision and Auditing and Management and Inspection Administration of the Ministry of Transportation of the Russian Federation. Born in 1971 in Sebastopol. Has higher a education. In 1993 was graduated from Black Sea Higher Navy College named after P.S.Nakhimov and in 1998 - from Saint Petersburg State Engineer and Economics Academy, qualification accordingly "armament of ships" and "management of production". In 1988 -1999 was in the service in the Armed Forces. In 1999 – leading economist of the Administration of Housing and Communal Service of Saint Petersburg. From 1999 till 2001– Chief of the Department of Accounting Control according to International Standards, later on Deputy Chief of that Department (Deputy Chief Accountant) of RAO "EES Russia", Moscow. In 2001-2002 – Advisor to the General Director of JSC "TOP-AUDITE", Moscow.
5. **TARASOV ALEXEY EUGENUEVICH** – law adviser of the Chairman of the Board of Management of "National Reserve Bank" commercial bank. Was born in 1972. Has a higher education. He was graduated from Moscow State Institute of International Relations, qualification "international law". Speaks French and Spanish (free), English (fluently). In 1993-2000 was a law consultant, senior law consultant, Deputy chief of law department, Chef of law department of JSC "Convesbank". Since 2000 till 2002 – chief of the unit of business reorganization, Chief of department of financing organization and investment programs funding of "Ingosstrakh-soyuz" commercial bank.

6. **TYUKALOV VALERIY LEONIDOVICH** – Vice-president of "National Reserve Bank" commercial bank. Was born in 1951. Has a higher education. He was graduated from Moscow Financial Institute, military financial-economic faculty with qualification "military-economic, operating-tactical service". Speaks German with dictionary. In 1997-1999 – deputy General Director – Chief Accountant of "Federal Agency for market regulation". In 1999-2002 – adviser of Director General, Deputy Director General – Chief Accountant, First Deputy Director General for financing – Chief Accountant, First Deputy Director General for economy and financing – Chief Accountant of "Russian aircraft corporation MiG" In 2002 adviser of Director of "Microeconomy Institute".
7. **KHVOSTUNKOV ANDREY NIKOLAEVITCH** – Chief of the Administration of Control of Natural Monopolies in the transportation area of the Federal Energy Commission of Russia. Born in 1962 in Leningrad. Has a higher education, in 1985 was graduated from Moscow Institute of Civil Aviation Engineers, qualification radio engineer, and in 2002 graduated from the Russian academy of State Service, qualification – expert in legal matters. In 1985 worked as an engineer – adjuster of the specialized installations and adjustments enterprise «Aeroportspetsmontaz». From 1985 till 1995 served in the Armed Forces. In 1995 – 1997 – Representative, Chief of the Department of Maintenance of International Operations of JSC "Airline Corsair". In 1997– Chief of the Department of Sales Department of JSC "Lanta – Tour Voyage". From 1998 – 1999 – Chief of the Department of Airports of the Federal Service of Russia on Control over the Natural Monopolies in Transportation Area. From 1999 – 2002 – Chief of the Department of Airports of the Department of Control over the Natural Monopolies in Transportation of Russia.
8. **CHEREMNYKH IURY MIKHAILOVITCH** – Deputy Director of Aviation Technical Center of JSC "Aeroflot" responsible for economic and financial matters – Chief of Finance and Economic Service. Born in 1947 in Moscow. In 1969 graduated from Moscow Institute of Radio Engineering, Electronics and Automation, qualification "radio physics and electronics". From 1970 till 1971 served in the Armed Forces. In 1971-1972 worked as chief engineer in R&D Institute of Instrument-making, later on in R&D Institute "Plus", and from 1972 till 1995 – chief engineer, Deputy Chief of Laboratory, Leading Designer acting as General Director of R&D Institute of Radio Engineering, Moscow. From 1995 till 2000– Chief of the Department, Chief of the Service of Expertise Control of Execution of Contracts and Claims of JSC "Aeroflot". In 2000-2001 worked as Deputy General director of Moscow representative office of Swiss Company "Palmera S.A.", and later as Manager of the project of the Limited Company "ARIM", Moscow.

(82 – 4592)

BIORGRAPHICAL SUMMARIES OF NOMINEES TO THE BOARD OF DIRECTORS OF JSC "AEROFLOT"

1. ANTONOV VLADIMIR NIKOLAEVITCH – First Deputy General Director of JSC "Aeroflot". Born in 1953 in Moscow. Has higher education – in 1953 graduated from Moscow Institute of Railroad Transportation Engineers, qualification – "electrification of railroad transportation". In 1977-1995 was in military service. From 1995 – Deputy General Director of JSC "Aeroflot" responsible for economic and aviation security matters, Deputy General Director responsible for aviation security matters, Deputy General Director responsible for aviation and operations security matters.

2. BRAVERMAN ALEXANDER ARNOLDOVITCH – Secretary of State, First Deputy Minister of Property Relations of the Russian Federation, Member of JSC "Aeroflot" Board of Directors. Born in 1954 in the city of Kharkov. Has a higher education – in 1976 graduated from Kharkov Engineering and Economic Institute with the qualification "economics and management of chemical industry". In 1981 completed post-graduate course of the Moscow Institute of Precise Chemical Technologies named after M.V.Lomonosov. Doctor of Economic Sciences. In 1976-1977 served in the Soviet Armed Forces. From 1981 till 1984 worked at engineer positions at Kharkov Plant RTI "Progress" and Moscow Cable Factory. From 1984 till 1985 worked in the position of assistant, assistant professor, chief of a sub-faculty of the Moscow Institute of Precise Chemical Technologies named after M.V.Lomonosov. From 1995– President of the Russian Association of Marketing. Was in close contact with the State Committee on Properties of the Russian Federation from 1992 held positions of the chief expert of the team on marketing, the chief expert of the team of consultants to the Chairman of the Committee. From 1996 – Chairman of Scientific and Consulting Council, member of the Board of the State Committee on Properties of the Russian Federation. Author of two monographs and more than 50 scientific articles. From 1997 till 1999 – First Deputy Chairman of the State Committee on Management of State Properties of the Russian Federation.

3. BUTRIN MICHAEL ROBERTOVICH – Vice-president of "National Reserve Bank" commercial bank. Was born in 1967. Has a higher education. Was graduated from Moscow Institute of National Economy named after G.V.Plekhanov, qualifiqation "industry planning". Speaks English. In 1998 was a Director of Corporate Financing Department of "UCB Capital", in 1999-2000 – Director General of "Consulting, Researches, Restructuring", 2000-2003 – Executive Director of Moscow Representation of "Chichester Trading Ltd".

4. VIAZALOV SERGEY IURIEVITCH – First Deputy Minister of Finance of the Russian Federation. Born in the settlement Verhnaya Inta of Intinsk district of Komi Autonomous Republic of the USSR in 1956. Has a higher education – in 1978 graduated from Leningrad Engineering and Construction Institute with the qualification «engineer-constructor, manager of construction operations" In 1978 – 1980 served in the Soviet Armed Forces. From 1980 till 1987 – Chief Engineer, Chief of Department, Chief Engineer of Road Maintenance Trust in Leningrad. From 1987 till 1994 – held positions in Komsomol and administrative bodies in Kuibyshev district of Leningrad. From 1994 till 1996 год – Deputy, First Deputy Chairman of the Economics and Finance Committee of Saint Petersburg City Administration. In 1996 – a Consultant of the Central Commission of Finance and Industrial Group «Marine machinery for non-nuclear submarine shipbuilding". From 1996 till 1997 – counselor to the Manager of the Saint Petersburg branch of JSC "Incombank". In 1997 – 2000 – General Director of JSC «Lenenergo». In 2000 – 2002– First Deputy General Director, General Director of Association "Gosznak", Moscow.

5. GORIYATCHEV VLADIMIR SERGEEVITCH - Chief of the Economic Regulation Department of the Ministry of Transportation of Russia. Born in 1951 in Moscow. In 1975 graduated Moscow Management Institute named after S.Ordgjonikidze with the qualification "economics and management of air transport". First employed in 1969 as an expeditor of an Engineering Trust, then worked in the State Research and Development Institute of Civil Aviation as a laboratory assistant, Chief Engineer, Chief Research Assistant. In 1980-1992 – expert, chief expert, leading specialist of Air Transportation Subdivision of Joint Division of the USSR State Planning Committee (from 1991 till 1992 – the Ministry of Economics of Russia). From 1992 till 2000 – Deputy Chief of Administration of Economics and Reforms of the Federal Civil Aviation Service of Russia, Deputy Director of the Federal Service of Air Transport.

6. DANILITSKY ANATOLY ANATOLIEVICH – Deputy Chairman of the Board of Management, First Deputy Chairman of Board of Management of "National Reserve Bank" commercial bank. Was born in 1952. Has a higher education. Has graduated from Moscow State Institute of International Relations. Speaks English. Since 1999 works as a participant of National Investment Board (non-commercial organization). Since 1998 till 2001 worked as a member of the Board of Directors of "Yurasko Bank AG" Zurich, Switzerland.

7. DUSHATIN LEONID ALEXEEVICH – Deputy Chairman of Board of Management, member of the Board of Management of "National Resrve Bank" commercial bank. Was born in 1960. Has a higher education. Was graduated from Moscow Financial Institute, International Economic Relations faculty, qualifiqation "International credit-currency relations". Speaks English and German. Since 1996 till 2002 – vice-president – chief of fuel-energetic department.

8. ZURABOV ALEXANDER YURIEVITCH – Chairman of the Board of Directors of JSC "Aeroflot" – President. Born in 1956 году in Leningrad. In 1977 graduated from Moscow Institute of Management named after S.Orgonikidze with the qualification "economic cybernetics" and in 1989 – from Foreign Trade Academy with the qualification «international economic relations». Candidate of Science. Speaks fluent English and French. In 1977 - 1986 held positions of junior and later senior research assistant, scientific secretary of the Institute "SoiuzmorNIIproject" of the USSR Ministry of Marine. In 1986-1991 student, junior scientific assistant, senior teacher of the Foreign Trade Academy. In 1991-1994 chief of department, chief of management of foreign exchange and finance operations of "ConversBank", in 1994-1995 – Chairman of the Board of Directors of Trusting and Investments Bank and in 1996-1999 – President, Chairman of the Board of Directors of "MENATEP" Bank, leader of experts team on reorganization, Chairman of the Board of Directors of Partnership JS Commercial Bank «Agroprombank».

9. ISAEV IURY OLEGOVITCH – Deputy Minister of Economic Development and Trade of the Russian Federation. Born in 1972 in Moscow. Has a higher education, was graduated from Moscow Aviation Institute with the qualification of "Economics and management in machine building industry". In 1992 -1998 worked as economist-analyst, 1 grade expert, Chief of Department, Chief of Administration of Payment Operations in Soft Currencies, Chief of Foreign Currency Operations, Deputy Chairman of Executive Board – Director of the Department of Regional Development of Commercial bank "Russian Credit". In 1998 – 2001 First Deputy chairman of the Executive Board of the Board of Directors of JSC "Bank Russian Credit". In 2001-2002 – President of Public JSC "Impeksbank".

10. KORNILOV GEORGY VICTOROVITCH – Deputy Chief of a Department of Federal Security Service of the Russian Federation. Born in 1953 in the city of Zagan, Poland. Has a higher education. Was graduated Odessa Institute of Marine Engineers with qualification "engineer – ship mechanical engineer". From 1980 till now works in the state security service.

11. LEBEDEV ALEXANDER EUGENYEVICH – President, Chairman of Board of Management of "National Reserve Bank" commercial bank. Was born in 1959. Has a higher education. Was graduated from Moscow State Institute of International Relations, economic faculty, currency-finance section. Speaks English and Spanish. Since 1999 till present time – Chairman of National Investment Board (non-commercial organization).

12. MOSHKOV GENNADY IURIEVITCH – Deputy Minister of Transportation of the Russian Federation. Born in 1946 in the city of Melitopol. Has a higher education, in 1976 was graduated from Murmansk Marine Engineer School named after Lenin Komsomol, qualification – engineer marine navigator. From 1970 till 1973 assistant to the Captain, secretary of Komsomol Committee of Murmansk Trawl Fleet. In 1973 – 1980 worked in various Komsomol and CPSU organs of Murmansk. From 1980 till 2001 worked in the state security service.

13. NERADKO ALEXANDER VASILIEVITCH – First Deputy Minister of Transportation of the Russain Federation, Chief of the State Civil Aviation Service, Member of the Board of Directors of JSC "Aeroflot". Born in 1961 in Moscow. Has a higher education – in 1984 was graduated from Moscow Institute of Civil Aviation Engineers with qualification "operation of aircraft and aircraft engines". Speaks English. From 1985 till 1987 worked as an aircraft technician, engineer of operation of aircraft-technical facilities of Vnukovo Production Association of Civil Aviation. In 1987–1992– senior expert, 1st grade expert, leading expert of the Administration of Investigation of Aircraft Incidents of Interstate Aviation Committee. In 1993-1997 held the position of the Chief of the Department of Main Inspection of Civil Aviation Operations Safety and Security of the Russian Federation and later on the position of the Deputy Chief of the said Inspection, and from 1997 is appointed to the position of the Chief of the Administration of the State Supervision over the Security and Safety of Aircraft Operations of the Russian Federation Civil Aviation Service transformed in 1999 into the State Civil Aviation Service.

14. OKULOV VALERY MIKHAILOVITCH – General director of JSC "Aeroflot", Member of the Board of Directors of JSC "Aeroflot". Born in 1952 in the city of Kirov. Works in the Civil Aviation for 32 years. In 1975 was graduated from the Academy of Civil Aviation. Qualification "Operation of air transportation means", engineer-navigator. Worked as aircraft navigator of AN-24, AN-12, TU-154 aircraft, navigator – instructor of TU-154 aircraft of Sverdlovsk Joint Aviation Unit. From 1985 worked in the Central Administration of Air Communications (from 1992 in JSC "Aeroflot") – in the positions of navigator of TU-154, IL-86, AN-124, IL-96 aircraft, leading navigator-instructor of the Training Center of Aviation Personnel, 1st grade expert, accident free operation of more than 10,000 flight hours. From June 1996 till May 1997 – First Deputy General Director of JSC "Aeroflot" responsible for organization and management of the production activities of JSC "Aeroflot".

15. FINGER GRIGORY MOISEEVITCH – Managing Director of the Moscow representative office of «NCH Advisors,Inc.» Company. Born in 1966. Has a higher education: engineering and financial.

16. SHAPOSHNIKOV EUGENE IVANOVITCH – Assistant to the President of the Russian Federation, Member of the Board of Directors of JSC "Aeroflot". Born in 1942 in the village Bolshoy Lug of Aksy district of Rostov Region. Was graduated from Kharkov Higher Military Aviation School of Pilots, Air Force Academy named after U.A.Gagarin, Military Academy of the General Staff. Marshal of Aviation. Served in Air Force as pilot, Commander of flight, Commander of air squadron, Commander of Air Force regiment, Commander of Air Force division, Deputy Commander of Regional Air Force, Commander of Commander of Regional Air Force, Commander of the Air force of Soviet Military Group in Germany, Deputy Chief of the Air Force, Chief of the Air Force. In 1991 was appointed the Minister of Defense of the USSR, from 1991 till 1993 – Chief Commander of Joint Armed Forces of CIS, in 1993 – Secretary of Security Council of Russia. From 1994 – the Representative of the President of the Russian Federation in the Sate Company "Rosvooruzeniye". From October, 1995 till March, 1997 – General Director of JSC "Aeroflot.

(82 – 4592)

JOINT STOCK COMPANY
«AEROFLOT - RUSSIAN AIRLINES'
ARTICLES
(Edition #5)
Moscow 2003

Article 1. General Provisions

The Joint Stock Company «Aeroflot - Russian Airlines», formerly named the Joint Stock Company «Aeroflot - Russian International Airlines», established in compliance with the Resolutions of the Government of the Russian Federation # 527 of 28 July 1992 «Measures of Organization of Air Communications of the Russian Federation», # 267 of 1 April 1993 «On the Joint Company Aeroflot - Russian International Airlines» and # 314 of 12 April 1994 «On Adoption of the Joint Stock Company «Aeroflot - Russian International Airlines» Charter». The above company was established as a result of reorganization of the «Aeroflot - Soviet Airlines», the Administration of the International Air Communications of the Civil Aviation named after Order of the Red Banner, International Commercial Administration of the Civil Aviation, the Sheremetyevo Aviation and Technical Enterprise, the Center of International Payment Transactions of the Civil Aviation, Inter-Regional Agency of Air Services «Rossia», according to the rights and commitments of the international agreements of the Russian Federation and former USSR on air communication with foreign countries as well as to the contracts and agreements with the above foreign airlines, firms and companies.
The Joint Stock Company is a commercial establishment and in its activities it follows the Civil Code of the Russian Federation, the Air Code of the Russian Federation, the Federal law «On Joint-Stock Stock Companies» and other legal acts of the Russian Federation.

Article 2. Name and Location of the Company

2.1 Full official name of the Company:
in Russian - открытое акционерное общество
«Аэрофлот - российские авиалинии»;
in English - Joint Stock Company **«Aeroflot - Russian Airlines».**
2.2 The abbreviated name of the Company:
in Russian - ОАО «Аэрофлот»;
in English - JCS «Aeroflot».
2.3 The location of the Company concurs with location of it's Executive Board at the address: 37, bld. 9 Leningradsky prospect, Moscow 125167, Russian Federation.

Postal address: 37, bld. 9 Leningradsky prospect, Moscow 125167, Russian Federation.

Article 3. Legal Status of the Company

3.1 The Company is a legal entity according to the law of the Russian Federation. The Company acquires its rights and duties at the moment of its registration.

The Company has in its possession property on its own balance.

The Company has the right to obtain on its behalf and exercise property and other personal rights, to have duties as well as to be a claimant and a respondent in court.

3.2 The Company is entitled in accordance with the established procedure to open bank accounts on the territory of the Russian Federation and outside the country.

3.3 The Company has it's own emblem, a round seal with the Company's full title in Russian and English languages with mention of its location and emblem, stamps and forms with its full title and emblem as well as one or several trade marks, registered in the established procedure and other means of visual identification.

The Company, being a legal successor of «Aeroflot», has obtained its trade mark «Aeroflot».

3.4 The main airport of the Company is Sheremetyevo in Moscow. According to the existing in the Russian Federation standards and regulations of the International Organization of the Civil Aviation (IOCA) in its main airport the Company has the priority right over other airlines that are based in Sheremetyevo (Moscow) to use air field parking for its own aircraft, buildings and installations, necessary for ground (technical and commercial) service of its own flights. In compliance with the terms and conditions of international agreements of the Russian Federation and former Soviet Union on air communication with foreign countries the Company also has the priority to carry out its contract commitments in respect of foreign airlines flying Sheremetyevo airport.

3.5 The Company according to the international agreements of the Russian Federation and the former USSR in the field of the Civil Aviation as well as existing in the Russian Federation standards and regulations of the IOCA is a national carrier of the Russian Federation.

3.6 The Company's fiscal year corresponds to the calendar year.

Article 4. Liability of the Company

4.1 The Company shall be responsible for all its commitments by all its property.

4.2 The State and its bodies shall not be responsible for the Company's commitments, nor the Company shall be liable for the State's or its bodies' obligations.

4.3 The Company shall not be responsible for its shareholders' obligations.

4.4 The shareholders shall not be responsible for the Company's commitments or for risks of loss connected with its activities within the limits of share value of shares belonging to them.

The shareholders, who did not pay for the shares in full, shall bear joint responsibility for the Company's commitments within the limits of unpaid shares belonging to them.

4.5 Provided insolvency (bankruptcy) of the Company is caused by the actions or inaction of its shareholders or other persons participating in the managerial organ of the Company who are entitled to give instructions to be carried out or in any other way may influence the Company's activities, the above shareholders or other persons in case of lack of property shall be made responsible for subsidy obligations according to its commitments.

Insolvency (bankruptcy) of the Company shall be regarded as caused by the actions or inaction of the shareholders or other persons who are entitled to issue compulsory instructions or may in any other way determine the Company's actions only in case they used deliberately the determined right and (or) opportunity for the purpose of the Company's making steps that may result in insolvency (bankruptcy).

4.6 The Company in implementing state social, economic and tax policy shall be responsible for:

- safety of documents (charter, management, financial and economic and others);

- handing scientific and historical documents to be kept by the government offices;

- keeping, safety and use in the established procedure of the personnel papers.

Article 5. Branches and Agencies of the Company

5.1 The Company shall have the right to open in the established procedure branches and agencies in the Russian Federation and abroad provided it follows the Federal Law «On Stock Companies» and other federal laws as well as outside the Russian Federation it acts in compliance with the law of the foreign country in which branches and agencies are located if otherwise is not provided in the international agreement of the Russian Federation.

5.2 Branches and agencies act on the basis of provisions approved by the Company. Branches and agencies may have the property of the Company either on their own balance or on the balance of the Company.

5.3 The management of the branches and agencies' activities shall be executed by the persons appointed by the General Director of the Company. The managers of branches and agencies act on the ground of the power of attorney obtained from the Company.

5.4 The branches and agencies of the Company act on its behalf. The Company is responsible for the activities of its branches and agencies.

The information on branches and agencies can be found in the appendix of this Charter. The appendix must be approved by the Board of Directors of the Company and has to be registered in prescribed procedure.

Article 6. Affiliated and Dependent Companies

6.1 The Company may have affiliated and dependent companies in the Russian Federation and in foreign countries; such companies shall be established in compliance with the Federal law «On Joint-Stock Companies» and other federal laws, and outside the Russian Federation - according to the law of the foreign country in which affiliated and dependent companies are located if otherwise is not provided in the international agreement of the Russian Federation.

6.2 A company shall be considered affiliated if another (major) Company on the strength of its prevalent share in the authorized stock either according to a contract between them or otherwise has the right to determine the affiliated company's activities.

6.3 A company shall be considered dependent if another (prevalent, participating) company holds over 20 (twenty) per cent of the former's voting shares.

6.4 The affiliated (dependent) company shall not be responsible for the debts of the major company.

6.5 The major company provided it is entitled to give the affiliated company compulsory for the latter instructions, shall be jointly responsible with the affiliated company for the deals made by the latter to carry out such instructions.

The major company is considered to have the right to give the affiliated company compulsory for the latter instructions only in case such right is provided for in a contract with the affiliated company or its charter.

6.6 In case of insolvency (bankruptcy) of an affiliated company through the fault of the major company the latter bears subsidy responsibility for its debts. Insolvency (bankruptcy) of the affiliated company shall be considered to have happened through the fault of the major company only in case the latter deliberately used the determined right and (or) opportunity so that the affiliated company made steps that might result in its insolvency (bankruptcy).

The loss shall be considered through the fault of the major company only in case it exercised its right and (or) opportunity to deliberately lead the affiliated company to make steps resulting in its loss.

6.7 The shareholders of the affiliated company shall have the right to demand that the major company should compensate the loss that the affiliated company suffered through the former's fault.

Article 7. Aims and Types of the Company's Activities

7.1 The Company has been created to produce services, goods and products with the aim of making profit.

7.2 The Company exercises the following main types of activities:

air transportation of passengers, baggage, cargo and mail on international and internal flights on commercial basis in accordance with the requirements of the Air Code of the Russian Federation and other standard acts of the Russian Federation, international agreements of the Russian Federation and the Company in the field of the Civil Aviation as well as licenses to operate airlines, that shall be obtained in the established procedure;

foreign economic activities;

organization of aeronautics and navigation, meteorological as well as ground services of flights to ensure their safety and regularity;

service of passengers and clientele supplying them with all kinds of services;

service of cargos, their senders and receivers;

exercise airport activity to provide service of passengers, baggage, mail and cargo;

- exercising the functions of Customs air carrier according to procedure of the Law of the Russian Federation;

maintenance and repair works of the aircraft of Russian and foreign make;

ground service (technical and commercial) on a contractual basis of aircraft of Russian and foreign airlines and enterprises;

booking seats (aircraft space), issuing, completing and selling passenger, cargo and other transportation documents;

training, retraining and raising of qualification of air crews and technical personnel for operating international and internal flights and air transportation as well as other types of the Company's activities, for other enterprises including, on a contractual basis, also for work in branches and agencies of the Company in the Russian Federation and abroad;

execution of professional activities in the field of finance and credit according to the Law of the Russian Federation;

execution of professional activities on the securities market according to the Law of the Russian Federation;

working-out, implementation and use of information technologies, including software, in the field of aviation and other Company's activities;

publishing and printing activities, production and selling advertising and souvenir products production, selling and use of photo and video products for commercial purposes;

ensuring measures on air safety and protecting the Company from illegal interference with its activities;

fire-prevention ensuring of aircrafts flights and objects of the Company;

operations, including agency operations, on export and import of services, equipment, marketing and other research, consulting and management services at charge in the field of international and internal air transportation;

leasing of aircraft of Russian and foreign make, equipment, buildings and installations and other property, necessary for the effectiveness of the Company's work;

organization of hotel and tourist business;

development of material base of social sphere for stronger social and economic security of the personnel;

medical care;

construction and use of production premises and blocks of flats, installations, hotels and other buildings necessary for the Company's work;

participation in adjustment of extraordinary situations of capture and hi-jacking of aircrafts and other displays of terrorism on air transport;

participation in organizing and conducting investigations of air accidents and incidents, their analysis and prevention measures as well as participation in search and rescue works;

search and rescue providing of aircrafts flights;

work with an information that is State secret;

making on behalf of the Company contracts (agreements) with Russian and foreign legal entities and natural persons to provide effective activities of the Company in compliance with the requirements of the Air Code of the Russian Federation, other standard acts and international agreements of the Russian Federation.

providing services for transportation of weapons and cartridges.

The Company shall have the right to execute any types of activities not prohibited by law.

If any type of activities needs to be licensed, the Company shall have the right to be engaged in it on the ground of the license issued in the established procedure.

Article 8. Property and Authorized Capital

8.1 The property of the Company comprises capital and circulating assets as well as other valuables the cost of which is shown in the Company's own balance. The Company shall be the owner of the property belonging to it.

8.2 The Company shall be the owner of the financial resources, property transferred to it by the shareholders, products made as a result of productive-economic activities, intellectual property, earned revenue as well as of the property of detached departments.

8.3 The authorized capital of the Company totals 1 110 616 299 (One billion, one hundred and ten million, six hundred and sixteen thousand, two hundred and ninety nine) rubles.

The authorized capital is divided into 1 110 616 299 (One billion, one hundred and ten million, six hundred and sixteen thousand, two hundred and ninety nine) placed registered shares of nominal value 1 (one) ruble each providing to it's owner all rights of shareholder – owner of ordinary shares mentioned in Federal Law «On Joint Stock Companies» and present Articles;

The number of declared shares comes up to 2 056 696 850 (Two billions, fifty-six million, six hundred and ninety six thousand, eight hundred and fifty) registered shares of nominal value 1 (one) ruble each.

The declared ordinary share in case of its place gives the shareholder-its owner- the same volume of rights. Such share gives its owner a one voice at the general meeting of shareholders ,except the cases stipulated by the present Articles. The shareholders-owners of the placed declared ordinary registered shares can participate in the general meeting of shareholders with the right of voice to all questions of his competition in accordance with the federal laws and the present Articles, and also have a dividend right and in case of a liquidation of the Company - a right to obtain a share of its properties. The shareholders -owners of the placed declared ordinary registered shares have another rights than the similar rights stipulated by the present Articles and provided by the placed ordinary registered shares.»

8.4 The Company's authorized capital may be increased by increasing the nominal value of shares or placing additional shares.

The decision to increase the Company's authorized capital by increasing the nominal value of shares is accepted by a general meeting of shareholders.

The decision on increasing of the Company' authorized capital in a way of placing the supplementary shares is accepted by the Board of Directors except cases of the supplementary share placing by means of the closed subscription and except cases of the placing by means of opened subscription to the ordinary shares which are more than 25 (twenty five) percents of the ordinary shares earlier placed , and the decision on its placing is accepted by the general meeting of shareholders in accordance with Cl. 11.11 of the Articles.

8.5 The decision to increase the Company's authorized capital by placing additional shares is to determine the limit of the declared shares, the number of additional shares being placed, in the limit of the quantity of declared shares of this category (type), the way of placement, the price of placement of additional shares, that will be placed through subscription or the way of it's determination including the price of it's placement or the way of the cost of placement of additional shares to the shareholders who have primary right to acquire placing shares, the form of payment of additional shares that are place through subscription and also there might be determined the other conditions of placement.

8.6 The authorized capital may be increased after it has been paid up according to the procedure established by the Law of the Russian Federation. It is not allowed to increase the authorized capital to cover the Company's loss.

The increasing of the Company' authorized capital by means of a supplementary share' issue under availability of share' block, which gives more than 25 percents of votes at the general meeting of shareholders and appointed in the government ownership, could realized during the validity of appointment only in case if under such increasing a quantity of government share, provided by putting the government properties or the funds of corresponding budget to the Company' authorized capital for the payment of additionally issued shares is maintained.

8.7 The Company's authorized capital may be reduced by decreasing the nominal value of shares or by reducing their total number, including the way of purchasing a part of shares as stipulated by this Articles.

8.8 The Company may not reduce the authorized capital if its amount becomes less than the minimum authorized capital of the Company, determined according to the Federal law «On Joint-Stock Companies» on the date of representation of the documents for the State registration of the relevant alterations to the Company's Articles.

8.9 The decision to reduce the Company's authorized capital by decreasing the nominal value of shares or by purchasing a part of the shares in order to reduce their total number and to make the necessary alterations to the Company's Articles shall be approved by the shareholders' meeting.

The Company shall notify its creditors about the reduction of it's authorized capital and about the new size of authorized capital during 30 (thirty) days from the date of the decision to decrease the authorized capital. The Company also shall publish the notification about taken decision in a newspapers that are intended to publish data about State registration of legal entities.

8.10 If at the end of the second and each subsequent fiscal year according to the annual financial statement submitted to the shareholders for approval or in accordance with the auditor's report the value of net assets of the Company proves to be lower than its authorized capital the Company must declare reduction of its authorized capital to the amount not exceeding its net assets.

8.11 If at the end of the second and each subsequent fiscal year according to the annual financial statement submitted to the shareholders for approval or in accordance with the auditor's report the value of net assets of the Company proves to be lower than its authorized capital, stated in article 26 of the Federal law «On Joint-Stock Companies», the Company must declare its liquidation.

8.12 If in cases stipulated in sections 8.10 and 8.11 of this Articles the Company in a reasonable period shall not take a decision on reduction of the authorized capital of the Company or its liquidation, its creditors shall have the right to demand from the Company ahead of time discontinue or obligations execution and loss compensation. In such cases body that executes State registration of legal entities or other State bodies who are permitted by Federal law to receive such a claims have the right to claim the Company's' liquidation in legal form.

Article 9. Founders and Shareholders of the Company.

9.1 The Government of the Russian Federation shall be the founder of the Company.

9.2 Shareholders of the Company may be Russian and foreign legal entities and natural persons, who have the right to acquire shares of the Company.

Article 10. Profit and Funds of the Company.

10.1. After taxes and other obligatory payments, the Company is an owner of the net profit and fully possesses the net profit.

10.2. The Company may create the following financial funds:

Reserve fund
Production development fund
Social development fund
Special fund of joint-stockization of workers of the Company
Other funds necessary for its functioning.

The purpose, size, and procedure of formation of the funds, procedure and ways of fund spending are set by the Board of Directors of the Company.

10.3 The Company creates reserve fund amounting 25 % (twenty five) of its authorized capital.
The reserve fund shall be used for covering of losses and also for covering the liabilities of the Company and for acquiring shares of the Company in the event of absence of other means.

The reserve fund may not be used for other purposes.

The reserve fund shall be formed by means of obligatory annual deductions until the attainment of the amount established by the Articles of the Company. The amount of annual deductions shall be provided for by the Articles of the Company, but may not be less than 5% (five) of net profit until the attainment of the amount established by the Charter of the Company in the event of the absence of other means.

Article 11. Securities of the Company.

11.1. The Company shall have the right to place common shares.

11.2 All common shares shall be registered.

11.3 A par value of all ordinary shares must be equal.

11.4 Additional shares and other issued stocks of the Company that are place by subscription shall be placed only after the moment the fully payment of these stocks.

11.5 The paying up of additional shares that are place by subscription shall be implemented by money, stocks other things or property rights or other rights with cash equivalent value.

The form of payment of additional shares shall be determined by the decision of their placement.

The paying up of other issued stocks shall be implemented only in cash or cash equivalents.

11.6 Paying up of additional shares that are placing through subscription, shall be implement by the price that determines by the Board of Directors in accordance with Article 77 of Federal law «On Joint - Stock Companies», but the price can not be low then nominal price.

The price of placing of additional shares might be lower to the shareholders of the Company when they realize their primary right of acquisition of shares then the price of placing to the other persons, but not more then on 10 (Ten) %.

The amount of the commission of agent who takes part in placing additional shares of the Company through subscription, must not be more than 10 (Ten)% of the cost of shares placing.

11.7 Under payment of additional shares with unmonetary means, the Board of Directors should implement pecuniary valuation of the property that is payment of the shares in accordance with Article 77 of Federal law «On Joint - Stock Companies».

Under payment of shares with unmonetary means it must be involved independent appraiser with aim to determine market price of the property (unmonetary means). The amount of fund value of the property can not be higher than the value of fund, determined by appraiser.

11.8 Placement of bonds that are converts into the shares and other issuing stocks converting into the shares implements only by decision of the Board of Directors, except situations when placement of bonds that are converts into the shares and other issuing stocks converting into the shares that are placing in accordance with decision of the General shareholders meeting in accordance with Item 11.11. of the present Articles.

11.9 Procedure of converting bonds into the shares and other issuing stocks, excluding shares, regulates by the decision on issue.

Procedure of convert ordinary shares into privilege shares, bonds and other stocks prohibited.

Placing of additional shares of the Company, in limits of quantity of announced shares that is necessary for procedure of converting into them of the placed converting shares and other issuing stocks of the Company, might be implemented only by such procedure of convert.

11.10 Payment of issuing stocks of the Company, that are place by subscription, implements by price that is determined by the Board of Directors of the Company in accordance with Article 77 of Federal law "On Joint – Stock Companies". The payment of issuing stocks that are converts into the shares, that are placing through subscription, implemented by price not lower then nominal cost of shares in which converts such a stocks.

The price on placing of issuing stocks that are convert into shares, for shareholders of the Company when they are use their privilege right to obtain such stocks might be lower then the price of placement of issuing stocks to the other persons but not more then on 10 (Ten)%.

The volume of agent fees, who take part in placement of issuing stocks through subscription should not be higher then 10 (Ten)% of the cost of placement of such a stocks.

11.11 The Company shall have have right to implement placement of additional shares and other issuing stocks of the Company through subscription and converting.

The Company shall have the right to implement placement of shares and issuing stocks of the Company that are converting into shares through open and close subscription.

Placement of shares (issuing stocks of the Company, that are converting into shares) through close subscription implements only in accordance with decision of General Meeting of Shareholders on increase of authorized capital of the Company through placement of additional shares (on placement of issuing stocks of the Company that are convert into shares) that is taken by majority in ¾ of voices of shareholders – owners of voting shares who take part in General Meeting of Shareholders.

Placement of ordinary shares through open subscription that are compose more then 25 (Twenty five)% of formerly placed ordinary shares, implements only in accordance with decision of General Meeting of Shareholders, such a decision must be taken by majority in ¾ of voting voices of shareholders – owners of voting shares who take part in General Meeting of Shareholders.

Placement of issuing stocks through open subscription that are converting into ordinary shares and which might be converted into ordinary shares that are compose 25 (Twenty five)% of formerly placed ordinary shares implements only in accordance with decision of General Meeting of Shareholders, such a decision must be taken by majority in ¾ of voting voices of shareholders – owners of voting shares who take part in General Meeting of Shareholders.

Placement of shares and other issuing stocks of the Company implements in accordance with Federal Law of the Russian Federation.
11.12 The Company shall have the right to acquire the placed shares in accordance with the decision of the general meeting of shareholders on reduction of authorized capital of the Company by means of acquisition of part of the shares in order to reduce their total number.

The Company shall not have the right to pass a decision to reduce authorized capital of the Company by means of acquisition of a part of placed shares in order to reduce their total number, if the par value of the shares in circulation shall be less than the minimum amount of the authorized capital of the Company, that is mentioned by the Federal law "On Joint – Stock Companies".

The Company shall have the right to acquire placed shares in accordance with the decision of the Board of Directors of the Company.

The Company shall not have the right to pass a decision on acquisition of shares by the Company if the par value of the shares in circulation constitutes less than 90% of the authorized capital of the Company.

11.13 Shares acquired by the Company at the decision of the general meeting of shareholders on reduction of the authorized capital of the Company by means of acquisition of shares in order to reduce their total number, thereof shall be cancelled when they are acquired.

16.13Shares acquired by the Company by the decision of the Board of Directors of the Company shall not grant a right to vote, they shall not be taken into account in counting of votes, and dividends shall not be credited with respect to them. Such shares must be realized in accordance with their market price not later than one year from the date of their acquisition, otherwise the general meeting of shareholders must pass a decision to reduce the authorized capital of the Company by means of canceling of the said shares or increasing the par value of the remaining shares while preserving the amount of the authorized capital as stipulated by this Company Articles.

16.14The decision of acquisition of shares must set the categories (types) of acquiring shares, the quantity of acquiring shares of each category (type), the form and period of payment, as well as period within which the acquisition of shares shall take place.

The period within which the acquisition of shares shall take place may not be less than 30 (thirty) days. The price of shares to be acquired by the Company is determined in accordance with Article 77 of the Federal Law "On Joint-Stock Companies".

16.15Each shareholder holding shares of particular categories (types), the decision to acquire which is passed by the Board of Directors of the Company, shall have the right to sell the said shares, and the Company shall be obliged to acquire them.

If the total number of shares to which applications of purchase have been received, exceeds the quantity of shares which may be acquired by the Company with the limitations set by this Article, the shares shall be acquired from the shareholders in proportion to the declared demands.

Not later than 30 (thirty) days before the beginning of acquisition of shares, the Company shall be obliged to inform the shareholders of specified categories (types) of shares which shall be acquired.

11.17. The Company shall not have the right to acquire common shares:

until full payment of the entire authorized capital of the Company;

if at the moment of acquisition the company is under insolvency (or bankruptcy) claims in accordance with legal acts of the Russian Federation on insolvency (or bankruptcy) of enterprises or such pledges may appear as a result of the acquisition of these shares;

if at the moment of acquisition the value of the net assets of the Company is less than its authorized capital, reserve fund of the Company, or becomes less in amount as a result of the acquisition of the shares.

the Company shall not have the right to acquire the placed shares before the purchase of all the shares, to which there is a demand in accordance with Article 76 of the Federal Law "On Joint-Stock Companies".

11.18. The Company shall have the right to place bonds and other issuing stocks as specified in legal acts of the Russian Federation on securities.

The placement of bonds and other issuing stocks of the Company shall be implement in accordance with decision of the Board of Directors of the Company.

A bond shall certify the right of its holder to demand the repayment of the bond (or payment of par value, or the par value and the interest) within the fixed period of time.

The statement of issuing shares must contain the form, periods, and other conditions of repayment of the bonds. A bond must have a par value.

11.19. The par value of all bonds issued by the Company must not exceed the amount of the authorized capital of the Company or the amount of security granted to the

Company by a third party for the purpose of issuance the bonds. The placement of bonds by the Company shall be permitted after the full payment of the authorized capital.

The Company shall have the right to place bonds secured by the pledge of specified property of the Company or bonds under a security granted by a third party for the purpose of issuance of the bonds and bonds without security.

The placement of bonds without security shall be permitted not earlier than the third year of operation of the Company and after a proper approval at this moment of two annual balance sheets of the Company.

11.20. The Company may place bonds with a «one time» period of repayment or bonds with a repayment period by series within specified periods.

The repayment of bonds may be exercised in money or in property in accordance with the decision of their issuance.

Bonds may be inscribed or bearer. In case of issuance of inscribed bonds, the Company shall be obliged to keep the register of their holders.

The Company shall not have the right to place bonds and other issuing securities, convertible into shares of the Company if the quantity of declared shares of the Company of particular categories and types is less than the quantity of shares of these categories and types, the right to acquire which such securities grant.

Article 12. Ensuring Rights of Shareholders When Placing Shares and Securities of the Company, Convertible Into Shares.

12.1. Shareholders of the Company shall have preferential right on acquiring of additional shares and issuing stocks, that are placing through open subscription and are converting into the shares in quantity that is proportional to the quantity of their shares of the same category.

12.2 The list of persons who have preferential right on acquire of additional shares and issuing stocks that are convertible into shares, shall be composed in accordance with shareholders register on the date of taking decision that is basis of placing of additional shares and issuing stocks that are convertible into the shares. To compose the list of persons, who have preferential right on acquiring of additional shares and issuing stocks that are converting into the shares, nominal shareholder shall present an information on persons, which property interests he present.

Persons, included into the list of persons who have preferential right on acquire of additional shares and issuing stocks that are convertible into shares of the Company shall be notified with written letter - notification or by giving to each of mentioned in the list person or through publication of information in newspaper "Rossiyskaya gazeta" about possibility to realize their preferential right not later then before 45 (Forty five) days before the moment of placing by the Company of additional shares and issuing securities that are convertible into the shares of the Company.

The notice must contain information about the quantity of voting shares and issuing securities, convertible into shares to be placed, the price of placement or manner of price of placement determination, (including the price of placement or manner of price of placement determination to shareholders of the Company in case they realize their preferential right to acquire shares), the procedure for determining the quantity of securities, which each shareholder has the right to acquire, the period of validity of such a right and the procedure of its realization.

12.3 A person, owner of preferential right on acquiring of additional shares and issuing securities, convertible into the shares shall have the right to fully or partially realize his preferential right by sending the Company a written notice on acquiring of voting shares and issuing securities, convertible into voting shares, and confirmation of payment of shares and issuing securities, convertible into shares. The application shall contain the name and the place of residence of the shareholder, the quantity of securities to be acquired.

Such a notice must be sent to the Company no later than the date preceding the date of placement of additional voting shares and securities, convertible into voting shares.

Article 13. Rights of Shareholders of the Company.

13.1 Each common share of the Company shall grant equal rights for its holder. Each common share of the Company shall grant to it's owner one voice on General Shareholders Meeting, excluding cases, mentioned by this Articles.

13.2 Shareholders of common shares of the Company may, in accordance with the Federal Law "On Joint-Stock Companies" and this Charter, participate in the general meeting of shareholders with the right to vote in regard to all questions of its competence, and also have the right to receive dividends and in case of liquidation of the Company, the right to receive part of its property.

Shareholders of the Company shall have the right to alienate their own shares without permission of other shareholders and Company.

13.3 Shareholders of voting shares shall have the right to demand the purchase by the Company of all or a part of the shares belonging to them in cases of:

reorganization of the Company or execution of a large-scale transaction, decision on approval of mentioned above cases shall be taken by General Shareholders Meeting if they have voted against the decision of its reorganization or approval of the aforementioned transaction, or they have not participated in voting on these questions;

introducing alterations and amendments to the Charter of the Company or adoption of the revised Charter, limiting their rights, if they have voted against a respective decision or have not participated in the voting.

13.4 The list of shareholders, who have the right to demand the purchase by the Company of shares belonging to them shall be drawn up in compliance with data of the register of shareholders of the Company who have the right to participate in the general meeting of shareholders with the agenda including questions which may entail the arising of the demand to purchase the shares.

Total sum of money, which the Company allocates for purchasing of shares, may not exceed 10 (ten) % of the value of net assets of the Company to the date of adoption of the decision, which resulted in the right of shareholders to demand the purchase of shares belonging to them.

13.5 The Company shall purchase shares at the price determined by the Board of Directors, but not lower then their market value and shall be determined by independent valuer without it's change as a result of Company activity, that are caused arising of the right of demand of evaluation and purchase of shares.

13.6. Shares purchased by the Company in case of its reorganization are repaid at the moment of purchase.

Shares purchased by the Company in other instances as specified by Article 75 (1) of the Federal Law "On Joint-Stock Companies" shall be kept by the Company at its disposal. These shares shall not grant the right of vote, shall not be taken into account when counting votes, and dividends shall not be credited with regard to them. Such shares must be realized on their market price not later than one year from the date of their purchase, otherwise the general meeting of shareholders must pass the decision on reduction of the authorized capital of the Company by means of repayment of these shares.

Article 14. Dividends of the Company.

14.1 Dividends shall be paid out from the net profit of the Company for the current year.

14.2 Based on the results of the first quarter, half a year and nine months of a financial year, the company is entitled to make decisions (declare) on dividends distribution on placed shares. Decision on distribution (declaration) of the dividends based on the results of the first quarter, half a year and nine months of a financial year, may be taken within three months after expiration of a corresponding period.

Decisions on distribution (declaration) of the dividends, size of the dividends and form of their distribution are taken by the general meeting of the shareholders on recommendation of Board of Directors of the Company.

The amount of an annual dividend shall not exceed the one recommended by the Board of Directors and shall not be less than the amount of the intermediate dividends.

The general meeting of shareholders shall have the right to adopt a decision of non payment of dividends.

14.3. Term and procedure of dividends distribution is defined by the decision of a general meeting of the shareholders on payment of the dividends.

14.4. For each payment of dividends the Board of Directors of the Company provides a list of holders who have the right to receive dividend.

List of the persons entitled to dividends distribution, is made at the date of drawing up the list of the persons having the right to participate in a general meeting of the shareholders at which decision is taken to distribute corresponding dividends.

To compile a list of persons entitled to dividends distribution, a nominal shareholder shall provide information on the persons in whose interests he holds shares.

14.5 The company has no right to make decision (declare) on payment of dividends, including the results of the first quarter, half a year and nine months of a financial year, on shares:

until full payment of the whole authorized capital of the company;

until full payment of all shares, that shall be purchased in accordance with Article 76 of the Federal law "On Joint - Stock Companies";

if at the date of taking such a decision the Company is claimed insolvent (or bankrupt) in accordance with legal acts of the Russian Federation on insolvency (or bankruptcy) of enterprises or such pledges appear as a result of the payment of dividends;

if at the date of taking such a decision the cost of net assets of the Company is less then it's authorized capital, and reserve fund or shall become less of their size as a result of such a decision taken.

in other cases, mentioned by the Federal law.

14.6 The Company shall have no right to pay declared dividends on shares in following cases:

if at the date of payment the Company is claimed insolvent (or bankrupt) in accordance with legal acts of the Russian Federation on insolvency (or bankruptcy) of enterprises or such pledges appear as a result of the payment of dividends;

if on the date of payment the cost of net assets of the Company is less then it's authorized capital, and reserve fund or shall become less of their size as a result of such a decision taken.

in other cases, mentioned by the Federal law.

When circumstances, mentioned in this Article will stop the Company oblige to pay declared dividends to it's shareholders.

Article 15. Register of Shareholders of the Company.

15.1 The Company shall be obliged to keep and save the register of shareholders of the Company in accordance with the legal acts of the Russian Federation.

15.2 The holder of the register of the shareholders of the Company have to be professional participant of the securities market and have to implement it's activity on keep the register of shareholders (further – special registrar).

15.3 The holder of the register of the shareholders of the Company have to upon the demand of a holder or a nominee confirm his rights for shares by means of issuing of an extract from the register of shareholders of the Company, which is not a security per se. Occasional loss or damage of an extract shall not damage shareholder's rights and obligations.

15.4 Persons, registered in the register of shareholders of the Company shall be obliged to timely inform the holder of the register of stockholders of the Company of all the changes in his personal data. In case of a failure to submit information about changes in his personal data, the Company and the holder of the register shall not bear the responsibility for the losses which may occur as a result.

Chapter 16. General Meeting of Stockholders.

16.1 The highest managing organ of the Company shall be the general meeting of shareholders.

The Company shall be obliged to hold annual general meetings of shareholders (annual general meeting of shareholders).

Annual general meeting of shareholders shall be held not earlier than three months and not later than six months after the end of financial year.

At annual general meeting of the shareholders the questions on election of Board of Directors of the Company, Auditing Commission of the Company, approval of the

Auditor of the Company, annual reports and annual accounting reports of the Company and other documents, presented by the Board of Directors of the Company, in accordance with sub. paragraph 10 of item 16.8., Clause 16 of the present Articles of Association.

General meetings other than annual shall be considered extraordinary.

16.2. Date and procedures of holding of general meeting of the shareholders, procedures of notifying the shareholders about the meeting, list of materials, (information) provided to the shareholders, in the process of preparation for the general meeting of the shareholders are established by Board of Directors of the Company according to the requirements of the Federal law " About Joint-Stock Companies " and Regulations about general meeting of the shareholders JSC "Aeroflot".

16.3 The List of shareholders, who have right to take part in the General Meeting of Shareholders, compose on the base of data of Register of shareholders on the date that is appointed by the Board of Directors of the Company.

16.14 The date of drawing up the list of shareholders who have the right to participate in the General Meeting of Shareholders may not be fixed earlier than the date of passing of the decision on the general meeting of shareholders and no later than 50 (fifty) days before the date of the General Meeting. And in case, mentioned in paragraph 2, Article 53 of the Federal law "On Joint - Stock Companies" – not more than 65 days before the date of General Meeting of Shareholders.

In the event when the general meeting of shareholders' quorum to be voted by ballots received by the Company in accordance with Article 58(2) of the Federal Law "On Joint-Stock Company", the date of drawing up of the list of shareholders who have the right to participate in the general meeting of the Company shall be established not earlier than 45 days before the actual holding of the general meeting of shareholders of the Company.

To compile a list of persons entitled to participation in the general meeting of shareholders, a nominal shareholder shall provide information on the persons in whose interests he holds shares at the date of compiling the list.

If shares of the Company are the property of share investments funds, managers of these share investments funds are included into the list of persons entitled to participate in the general meeting.

If shares of the fund are handed over for beneficial ownership, into a list of persons having the right to participate in the general meeting are included beneficial owners, excluding the cases when a beneficial owner is not authorized to vote by shares of his beneficial ownership.

The list of persons who have the right to participate in the General Meeting of Shareholders shall contain the name o each shareholder, data necessary for his identification, data on quantity and category (type) of shares, voting rights he is obtain, postal address in the Russian Federation, where will be send notification about holding on General Meeting of Shareholders, voting bulletins in case if voting procedure suppose sending of the voting bulletins and report on the results of voting.

List of the persons entitled to participate in a general meeting of the shareholders, is presented by the Company for familiarization on request of the persons, included in this list and holding not less than 1 (one) percent of votes, on any question on the agenda of the general meeting, in accordance with the established procedure for providing information (materials) when preparing a general meeting. The data of the documents and post addresses of physical persons included in this list, are revealed only with the consent of these persons.

Upon any affiliated person's demand, the Company during three days shall be obliged to represent him a extract from the list of shareholders who have the right to participate in the general meeting of shareholders, which contains data concerning this person, or , that this person is not included in such a list persons shareholders who have the right to participate in the general meeting of shareholders.

Changes in the list of shareholders who have the right to participate in the general meeting of shareholders may be made only by the Board of Directors in the event of reinstatement of violated rights of persons not included in the list to the date of drawing up thereof, or correction of errors which could occur in the process of drawing up of the list.

16.5 General Meeting of Shareholders has the right (has a quorum) in the event if it was taken part by shareholders who owns in the aggregate more than half of voting voices of placed voting shares of the Company.

When establishing if quorum is secured and counting the votes, some of the votes, provided by split stock are summed up without rounding numbers.

Shareholders taken part in General Meeting of Shareholders are shareholders who registered for participation in General Meeting of Shareholders and shareholders whose bulletins that were received not later two days before holding General Meeting of Shareholders on. Shareholders taken part in General Meeting of Shareholders which was hold on by correspondence voting are shareholders whose bulletins were received before the last date of bulletins receiving.

General meeting, carried out by way of joint presence for the discussion of questions on the agenda, is opened if by the time of its opening a quorum is made up for at least one of the questions on the agenda of the general meeting.

If by the time of the beginning of the general meeting, quorum is not secured on none of the questions included into the agenda of the general meeting, opening of the general meeting is postponed by 1 hour.

Postponing of the opening of the general meeting of shareholders is not allowed more than once.

16.6 In the event of quorum absence for holding on an Annual General Meeting of Shareholders it have to be conducted recurring General Meeting of Shareholders with the same Agenda.

It is prohibited to change Agenda during holding on of recurring General Meeting of Shareholders.

In case of quorum absence for holding on of Extraordinary General Meeting of Shareholders it might be hold on recurring General Meeting of Shareholders with the same Agenda.

Recurring General Meeting of Shareholders which was called instead of insolvent is authorized (has a quorum) if in it were took part shareholders (their representatives) who owns in the aggregate not less then 30 (thirty) % of voting voices of placed voting shares of the Company.

Notification about holding on of recurring General Meeting of Shareholders occurs in accordance with requirements of Article 52 of Federal law "on Joint Stock – Companies".

During holding of General Meeting of Shareholders on less then 40 days after insolvent General Meeting of Shareholders persons, who have right on a voting voice on participation on General Meeting of Shareholders determinates in accordance with list of persons who have right to take part on insolvent General Meeting of Shareholders.

16.7 The right to participate in the General Meeting of Shareholders shall be exercised by a shareholder in person or through a representative.

The shareholder shall have the right at any time to replace his representative on the general meeting of shareholders or to participate in the meeting in person.

Shareholder's representative on the general meeting of shareholders shall act within responsibilities as set by the laws in force in the Russian Federation.

Power of attorney for vote must be drawn up in accordance with demands of the Civil Code of the Russian Federation and other legal acts of the Russian Federation.

16.7.1. In case of transfer of shares after the date of drawing up of the list of the persons entitled to participate in the general meeting of the shareholders and up to the date of holding the general meeting of shareholders (further- shares, handed over after the date of compiling the list), the person included in the list shall give to the purchaser the power of attorney for voting or to vote at a general meeting according to the instructions of the purchaser of the shares.

This rule shall be practiced in every other subsequent transfer of shares.

16.7.2. In the instance when the share of the Company is held in common ownership of several holders, the vote is carried out, under their choice, by one of the holders of the share in common ownership or their common representative.

If the instructions of the purchasers coincide, then their votes are summed up. If the instructions of the purchases with respect of the voting on the same question on the agenda of the general meeting do not coincide, then the person included into the list of the persons with a right of vote at the general meeting shall vote on such a question in accordance with the received instructions and with such number of votes which is given by the shares held by each purchaser.

If shares giving the right of vote at the general meeting of shareholders are circulating outside the territory of the Russian Federation by way of securities of a foreign issuer, issued in accordance with foreign legislation and certifying the rights to such shares (deposited securities), voting on such shares shall be carried out only in accordance with the instructions of owners of depositary securities.

16.7.3. If shares partially owned by several persons their voting rights at the general meeting of shareholders realize at their discretion by one of the participants of the mutual property or by their common representative.
Authority of each of the holders must be duly confirmed.

16.8 The following questions shall be in competence of the general meeting of shareholders:

- submittal of alterations and amendments to the Company Articles in cases, mentioned by existing law of the Russian Federation or approval of the Company Articles in a new version;
- reorganization of the Company;
- liquidation of the Company, appointment of the liquidation committee and approval of interim and final liquidation balance sheets;
- determination of the membership of the Board of Directors, election of its members or early termination of their powers;
- determination of category (type), quantity, nominal value of declared shares and rights that are giving such a shares;
- extension of the authorized capital of the Company by increasing of nominal value of shares;
- reduction of the authorized capital of the Company by means of reduction of the par value of shares, with acquisition by the Company of a part of shares in order to reduce their total number and also by repay purchased shares;
- election of members of the Audit Committee of the Company and early termination of their powers;
- confirmation of the authorities of the Auditor of the Company;
- approval of the annual reports, annual accounting reporting, including reports on profits and losses (accounts of profits and losses) of the Company, as well as distribution of the profit, including distribution (declaring) of dividends, excluding profit distributed as dividends based on results of the first quarter, half a year, nine months of the financial year and losses of the Company based on the results of a financial year;

- procedure of holding of the general meeting of shareholders;
- split up and consolidation of shares;
- taking decisions on approval of executing transactions in the instances as provided for in the Article 83 of the Federal Law «On Joint-Stock Companies»;
- taking decisions on approval of a decision on a large-scale transaction the subject of which shall be property the value of which shall exceed 50% (fifty) balance value of assets of the Company to the date when the transaction becomes effective;
- the acquisition and purchase by the Company of placed shares in the instances provided for by the Federal Law «On Joint-Stock Companies»;
- participation in holding companies, financial-industrial groups, associations and other associations of commercial organizations;
- confirmation of the statutes of the "Holding on of General Meeting of Shareholders", of the Board of Directors of the Company, of the Executive Board, of the members of the Audit Committee of the Company;
- making decisions on distribution (declaration) of dividends based on results of the first quarter, half a year, nine months of the financial year, size of dividends on the shares of the Company, form and procedure of its distribution;
- adoption of a decision of placement of shares and other issuing securities, convertible into shares in cases mentioned on Item 11.11 of the Articles;
- confirmation of the amount of remuneration of the members of the Board of Directors, the Audit Commission;
- addressing other questions as specified in the Federal Law «On Joint-Stock Companies».

The right to take a decisions that are in a competence of General Meeting of Shareholders can not be delegated to the Executive Board of the Company.

Questions of exclusive competence of the General Meeting of Shareholders can not be delegated for execution to an executive organ of the Company or to the Board of Directors.

The general meeting of shareholders shall not have the right to deal and adopt decisions on questions out of its competence.

16.9 Voting at the General Meeting of Shareholders shall be «one voting share - one vote», except holding on cumulative voting in case as specified in the Federal Law «On Joint-Stock Companies».

16.10 Voting at a general meeting of shareholders with regard to the agenda of the meeting shall be carried out by voting ballots.

The form and the text for the ballot for voting shall be confirmed by the Board of Directors of the Company.

During General Meeting of Shareholders voting ballot has to be sent or will be given under signature to each person who mentioned in a list of persons who has right to take part in General Meeting of Shareholders not later then before 20 (twenty) days before holding General Meeting of Shareholders.

During General Meeting of Shareholders, except General Meeting of Shareholders adopted by a poll, persons included in to the list of persons (their representatives) who have right to take part in General Meeting of Shareholders have right to take part in such a Meeting or to send filled ballots to the Company. At this time during determination of the quorum and summing up of the results of voting it takes into account voices that are represented with ballots received by the Company not later than before 2 (two) days before the date of holding on General Meeting of Shareholders.

16.10.1. A ballot for voting shall contain:

- full Company name and it's address;
- the form of holding General Meeting of Shareholders (Meeting or correspondence voting);
- date, place and time of holding of the General Meeting of Shareholders and also postal address which will receive filled ballots and in case of holding of the General Meeting of Shareholders in form of correspondence voting the deadline for receiving voting ballots and postal address on which they are must be sent should be mentioned;
- formulation of each question (the name of each candidature) put for voting and consequence of addressing it;
- variants of voting for each question to be addresses by the vote, expressed as «agree», «against», «abstain»;
- and a remark that a voting ballot must have a shareholder signature.

Bulletin for voting, opposite each version of the vote, shall contain margins for indicating the number of votes cast for each voting option, it may also indicate the number of votes belonging to a person having the right of vote at the general meeting of shareholders. At this, if voting by such a bulletin is carried out on two or more questions of the agenda of the general meeting on different issues of the agenda and the number of votes possessed by a voting person, having the right of vote at the general meeting on different questions of the agenda do not coincide , in such a bulletin a number of votes shall be indicated with which a person, having a right of vote, may vote at the general meeting, on each question of the agenda.

The list and content of explanations contained in the voting bulletin are shown in p.9.4.2 , Article 9 of Regulations on shareholders general meeting.

16.10.2. When voting is carried out with regard to election of a member of the Board of Directors or the Audit Commission of the Company, the ballot must contain data on the candidates, specifying candidate's surname, forename and patronymic.

16.10.3. In case of cumulative voting, the bulletin for voting shall contain the instruction on this and the explanation of an essence of cumulative voting. In addition to explaining the essence of cumulative voting the voting bulletin shall contain an explanation of the following nature: " Fraction of a vote received as a result of multiplying the number of votes belonging to a shareholder, holder of a split up stock, by a number of persons who shall be elected to the Board of Directors of the Company, may be given only to one candidate"

16.10.4. When voting is carried out by voting ballots, the votes shall be counted with regard to those questions for which a voter has only one possible variant of voting.

Voting ballots filled in against abovementioned requirements shall be considered invalid, and the votes with regard to the questions therein shall not be counted.

If voting ballot contains several questions to be brought for vote, the failure to comply with abovementioned requirement with respect to one or several questions shall not entail considerations of invalidity of the ballot as a whole.

The cases of recognizing the bulletins as void are described in p. 9.12, Article 9 of Regulations on shareholders general meeting.

16.11 The decision of the General Meeting of Shareholders with regard to the question put for voting shall be adopted by a majority of votes of the shareholders of voting shares, taking part in the meeting, if another was not appointed by the Federal law "On Joint – Stock Company".

Decisions with regard to the questions specified in subsections 1-3, 5 and 16 of paragraph 16.8 of Article 16 of this Articles, shall be adopted by the general meeting of shareholders by a majority of three fourths of the votes of the shareholders of voting shares who participate in the meeting.

The decision with regard to the question specified in subsection 20 of paragraph 16.8 of article 16 of this Articles, shall be adopted by a majority vote with taking into account paragraph 11.11 of Article 11 of this Article.

The decision with regard to the questions specified in subsections 2,6, 13 - 20, of paragraph 16.8 of article 16 of this Articles shall be adopted by the general meeting of shareholders only by proposal of the Board of Directors.

The general meeting of shareholders shall not have the right to adopt decisions with regard to questions not included on the agenda of the meeting, nor to change the agenda.

16.12 Decisions adopted by the General Meeting of Shareholders, and also the results of voting shall be announced during General Meeting of Shareholders at which the voting was holding on or brought to attention of shareholders who have right to take part in General Meeting of Shareholders in a conditions foreseen for notification about holding on of General Meeting of Shareholders, not later than 10 (ten) days from the date after the protocol of the Meeting composed as a report of voting results adoption of such decisions.

List of information which shall contain the report on results of voting at the general meeting of shareholders, as well as procedures of preparing the report on the voting results are listed in p.14.6 and p. 14.7, Article 14 of Regulations on shareholders general meeting of JSC "Aeroflot".

A shareholder shall have the right to appeal to a court against the decision adopted by the General Meeting of Shareholders in violation of the requirements of the Federal Law «On Joint-Stock Companies», of the legal acts of the Russian Federation, and the Articles of the Company if he did not take part in the meeting or voted against the adoption of such a decision and the said decision violates his rights and legal interests.

16.13 Decision of general meeting of the shareholders can be approved without holding a general meeting (joint presence of the shareholders for discussion of questions on the agenda and taking decisions on questions put on voting) by carrying out correspondence voting (by way of postal inquiry).The date of the general meeting held by correspondence voting is the date of termination of acceptance of bulletins for voting.

The decision of the General Meeting of Shareholders with regard to the questions specified in paragraph 16.1 of article 16 of this Articles can not be adopted by a poll.

The decision of the General Meeting of Shareholders adopted by a poll shall be considered valid if the shareholders who participated in the vote hold in aggregate no less than half of voting shares of the Company.

Polls shall be conducted by ballots, which meet the requirements of Article 60 of the Federal Law «On Joint-Stock Companies». The date of providing of voting ballots to shareholders shall not exceed 20 (twenty) days before the Company finishes the acceptance of ballots.

16.14 For organization and summarizing of voting the Accounting Commission is created, its functions are carried out by specialized registrar of the Company. Other Registrars cannot fulfill functions of the Accounting Commission.

The Counting Commission shall check the authority and registrates persons that take part in General Meeting also it shall check quorum of the General Meeting of Shareholders, clarify the questions with regard to the right of shareholders (or representatives) to vote, clarify the voting procedure with regard to the questions to be voted for, secure the set procedure of voting and the shareholders' right to vote, count votes and the result of voting, draw up a protocol of vote and hand in ballots to the archives.

The order of registration for participation in the general meeting of shareholders, persons having the right to participate in the general meeting are described in Article 7 of Regulations on shareholders general meeting.

16.15 Based on the results of voting, the Accounting commission makes the protocol on results of voting at the general meeting of the shareholders, signed by the persons authorized by the Registrar and performing functions of an Accounting commission.

The list of information which the protocol of the voting results at shareholders general meeting, as well as the procedures of preparing the protocol on voting results is described in p.14.2 and p.14.7 of Article 14 of Regulations on shareholders general meeting.

Protocol of results of vote shall be composed not later 15 (Fifteen) days after General Meeting of Shareholders close or the date of voting ballots receiving finish during General Meeting of Shareholders by poll.

After drawing up and signing up of the protocol with results of voting, voting ballots shall be sealed by the Counting Commission and hand in to the archives.

Protocol with the results of voting shall be attached to the protocol of the general meeting of shareholders.

16.16 Protocol of the general meeting of shareholders shall be drawn up not later 15 (fifteen) days after the closing of the general meeting of shareholders in two copies. Both copies shall be signed by the Chairman of the general meeting of shareholders and the Secretary of the general meeting of shareholders.

The list of information which the minutes of the shareholders general meeting shall contain, as well as the procedures of preparing the minutes of the general meeting are described in p.15.2 of Article 15 and p.14.7 of Article 14 of Regulations on shareholders general meeting of JSC "Aeroflot".
To the minutes of the general meeting of shareholders are attached:

-protocol on voting results at the general meeting of shareholders

-documents accepted or approved by the decisions of the shareholders general meeting.

Chapter 17. Preparation for the General Meeting of Shareholders

17.1 When preparing the general meeting of shareholders the Board of Directors of the Company shall determine:

- form of Annual General Meeting (meeting or voting by default);
- date, place and time of the general meeting of shareholders, and postal address, to which filled bulletins can be send, and in case of voting by default, the date of conclusion of receiving voting bulletins. General meeting shall be held in the city of Moscow, which is the location of executive bodies of the Company, or in Moscow region, which the main location of the Company;
- agenda of the general meeting of shareholders;

- date of drawing up of a list of persons who have the right to participate in the general meeting of shareholders;
- procedure of informing shareholders of the general meeting of shareholders;
- list of information (materials) to be provided to the shareholders in the process of preparation for the general meeting of shareholders;
- the form and the text of a voting ballot.

17.2 Notification about the Annual General Meeting of shareholders must be made not less than 20 (twenty) days before the date of the Annual General Meeting of shareholders, and the notification about the Annual General Meeting of shareholders with a question of reorganization of the Company in its agenda, - not less than 30 (thirty) days before the date of the Annual General Meeting of shareholders.
In case, which is envisaged in Point 2 Clause 53 of the Federal Law "On the Joint-Stock Companies", the notification about the Extraordinary General Meeting of shareholders must be made not less than 50 (fifty) days before the date of the general meeting of shareholders.
Notification to the persons, pointed in the list of persons who have right to participate in Annual General Meeting of shareholders realizes by sending them a written notification by registered letter or by delivering it to every pointed person, or by publishing this information in "Rossiyskaya Gazeta" newspaper. As an addition, notification about the Annual General Meeting of shareholders can be published in other accessible for all shareholders of the Company mass-media.
In case, when the registered person in register of the shareholders of the Company is a nominal holder, the notification about the Annual General Meeting of shareholders must be sent to the nominal holder.
17.3 Notification about the Annual General Meeting of shareholders must contain the following information:
- full title and location of the Company;
- form of the General Meeting of shareholders (meeting or voting by default);
- date and place of General Meeting of shareholders and in case when the filled bulletins could be sent to the Company, address by which filled bulletins could be sent, or in case of voting by default, date of conclusion of receiving of voting bulletins and the postal address by which the filled bulletins must be sent;
- time of the beginning of registration of the persons taking part in the general meeting, if holding the general meeting by way of a meeting (joint presence of shareholders);
- date of composing the list of persons, who have rights to take part in General Meeting of shareholders;
- questions included in agenda of General Meeting of shareholders;

- manner of acquainting with information (materials), which must be represented during the preparation to the General Meeting of shareholders and address by which it is possible to get acquainted with this information.

17.3.1. To the information (materials) subject to representation to the persons, entitled to participation in a general meeting of the shareholders, when preparing for the general meeting of the shareholders, is the annual report and annual accounting report of the Company, Auditing Commission conclusion on reliability of information contained in the annual report of the Company and Auditor of the Company on results of the annual auditing of financial and production activity of the Company, information on the candidates to the Board of Directors of the Company and Auditing commission of the Company, recommendations of the Board of Directors of the Company on profit distribution, including on the size of the dividend on shares of the Company and procedures of its distribution, and losses of the Company based on the results of financial year, draft of changes and additions introduced to the Articles of Association of the Company or a new edition of the draft of the Articles of Association, and also other information stipulated by the current legislation of Russian Federation and the Articles of Association of the Company.

List of information which shall contain the annual report of the Company shall contain, as well as the procedures of preparing annual report are described in p.5.6 of Article 5 of Regulations on shareholders general meeting of JSC "Aeroflot".

17.3.2. Additional information, which shall be presented to the persons having the right to participate at the general meeting , when preparing the general meeting, the agenda of which includes the election of the members of the Board of Directors, members of the Auditing Commission, is the information about availability or absence of a written consent of the candidates nominated for election to a corresponding body of the Company.

-

17.3.3. List of additional information (materials) which shall be presented to the persons entitled to participate it the general meeting , when preparing the general meeting:

-agenda, including questions the voting on which may cause coming into existence of the right of shares redemption by the Company;

-agenda of which includes the question on re-organization of the Company is listed in p.5.5.2 and p.5.5.3. Regulations on shareholders general meeting of JSC "Aeroflot".

- 17.3.4. Information (materials) stipulated by the list of the information, given to the shareholders when preparing for general meeting of the shareholders, within 30 (thirty) days before holding a general meeting of the shareholders, shall be distributed to the persons entitled to participate in the general meeting of the shareholders, in an office at the address of General Director of the Company, as well as in other places, the addresses of which are specified in a notice of a general meeting of the shareholders.

Appointed information (materials) must be accessible to all persons, which take part in the General Meeting of shareholders, during the General Meeting of shareholders.

The Company shall, on request of the person entitled to participate in a general meeting of the shareholders, to give to him copies of the specified documents within 5 days of the date of receipt by a Company of the appropriate request. Payment raised by the Company for presenting the specified copies, cannot exceed expenses for their production.

17.4 Shareholders (a shareholder) of the Company who in aggregate hold not less than 2 (two) % of voting shares of the Company shall have the right to submit the proposals for the agenda of the general meeting of shareholders and to nominate candidates for the Board of Directors and the Audit Commission the number of which can not exceed the number of members of this body, and to nominate a candidate for the Chief Executive Officer. This proposals must be made within 45 (forty five days) after the end of financial year

Share of voting shares belonging to shareholders (shareholder), making a proposal for the agenda of a general meeting, is determined at the date of making such a proposal.

17.5. Questions for the agenda of the General Meeting of shareholders and proposals of nominating the candidates must be in written form with the names of the shareholder(s), submitting the question, and the quantity and the category (type) of shares belonging to him and must be signed by shareholder.

17.5.1 Proposals on introduction of questions to the agenda and suggestions on nominating candidates into the Board of Directors and into Auditing Commission of the Company may be introduced by way of:

-sending by mail to the address (location) of the executive body of the Company, included in the United State Register of legal persons, to the addresses shown in the Articles of Association of the Company.

- delivery against signature to a person who is performing the functions of a sole executive body of the Company, Chairman of Board of Directors of the Company or other person authorized to accept correspondence in writing, addressed to the Company;

17.5.2 If the proposal to the agenda of a general meeting of shareholders is signed by a representative of a shareholder, a Power of Attorney shall be attached (copy of the power of the attorney) to such a proposal, certified in accordance with the set procedure, with information on the represented person or the person representing him which in accordance with the Federal law "About Share Companies" shall contain the Power of Attorney for voting, executed in accordance with the requirements of the Federal law " About Share Companies" to a Power of Attorney for voting

-

17.5.3. Proposal to the agenda of shareholders general meeting is considered to be made by those shareholders who (whose representatives) signed it.

17.5.4 If a proposal to the agenda of shareholders general meeting is signed by a shareholder (his representative) whose rights to the shares are confirmed by a deposit account in depository, to such a proposal an except shall be attached from the account of deposit of shareholders in a depositary registering the rights to shares mentioned above.

17.6.The proposals of questions for the agenda of the General Meeting of shareholders must contain formulation of every proposed question, and proposals of nominating the candidates must contain name of every proposed candidate and body, to which this candidate is nominating.

17.6.1. When candidates are nominated to the Board of Directors of the Company and Auditing Commission of the Company to a proposal on the agenda of a general meeting, may be attached a consent in written form, of the nominated candidate and information about the candidate , which is to be presented to the persons entitled to participate in the meeting, when preparing a general meeting.

17.7. The Board of Directors shall be obliged to consider the received proposals and come to a decision either to include or not to include them to the agenda of the general meeting of shareholders not later than 5 days after the expiration of the period, set by this Charter. The question submitted by a shareholder (shareholders) shall be included in the agenda of the general meeting of shareholders, similar as nominees shall be included into the ballot for the elections to the Board of Directors of the Company and the Audit Commission of the Company, except cases when:

shareholder (shareholders) fails to comply with established by this Charter dates for the giving the proposals of questions for the agenda of General Meeting of the shareholders;

shareholder (shareholders) own less then 2 (two) percent of voting shares of the Company;

the proposals do not comply with the requirements of Article 17, items 17.5, 17.5.2, 17.5.4., and 17.6 of this present Charter;

the question proposed for the including into the agenda of the General Meeting of the shareholders is not in its competence and (or) do not comply with the requirements of the Federal Law «««On Joint-Stock Companies»»» and with other Laws of the Russian Federation.

17.8. A motivated decision of the Company Board of Directors about the refusal to include an issue in the agenda of the General Meeting of the shareholders or a nominee into the ballot for the elections for the proper body of the Company is to be sent to the shareholder (shareholders) who suggested the issue or proposed the nominee 3 days from its date the latest.

17.9. Board of Directors has no rights to make any changes in the formulations of the questions, which were suggested into the agenda of the General Meeting of the shareholders, and in formulations of decisions of such a questions.

17.10. Besides the questions, suggested by the shareholders for the agenda of the General Meeting of the shareholders, and also in cases of absence of such a suggestions, absence or insufficient quantity of candidates, suggested by the shareholders for the creating proper body, Board of Directors has right to include into the agenda of the General Meeting of the shareholders questions or candidates into the list of candidates at its discretion.

Article 18. Extraordinary General Meeting of Shareholders

18.1. The Extraordinary General Meeting of Shareholders shall be held under the decision of the Board of Directors of the Company on its own initiative, request of the Audit Commission of the Company, of the Auditor of the Company and also of a shareholder (shareholders) who owns not less than 10 (ten) percent of voting shares of the Company as of the date of the request.

18.2. The Extraordinary General Meeting of Shareholders, which was called by the request of the Auditing Committee of the Company, Auditor of the Company or the shareholders of the Company, owners of at least 10 (ten) percent of voting shares of the Company, must be held during 40 (forty) days from the moment of representing the request of conducting the Extraordinary General Meeting of Shareholders, with the exception of case of conducting the Extraordinary General Meeting of Shareholders, with a question of members of the Board of Directors election.
If the agenda proposed for the Extraordinary General Meeting of Shareholders contains the question about the members to the Board of Directors election, which must be elected by cumulative voting, in that case the General Meeting of Shareholders must be held during 70 (seventy) days from the date of representing the request of conducting the Extraordinary General Meeting of Shareholders.
In cases, when according to the requirements of Article 68 of Federal Law «««On Joint-Stock Companies»»» Board of Directors must take a decision about the conducting the Extraordinary General Meeting of Shareholders for election the members of Board of Directors of the Company, which must be elected by cumulative voting, such a General Meeting of Shareholders must be held during 70 days from the moment of taking decision about its conducting by the Board of Directors of the Company.

18.3. The request about convening an extraordinary general meeting of shareholders shall contain issues to be included in the agenda of the meeting with explanation of the reasons those issues are proposed for discussion.
The request about convening extraordinary general meeting of shareholders can contain the formulations of the decisions on every of this questions, and a suggestion concerning the form of convening the Extraordinary General Meeting of Shareholders. In case, when the request about convening an extraordinary general meeting of shareholders contains the suggestion about nominating the candidates, such a suggestions are regulated by Article 53 of Federal Law «««On Joint-Stock Companies»»», and items 17.5, 17.6 of present Charter.
The Board of Directors of the Company shall have no right to change the wording of the issues of the agenda of the extraordinary general meeting of shareholders being convened under the request of the Audit Commission of the Company, of the Auditor of the Company and also of a shareholder (shareholders) who owns not less than 10 (ten) percent of voting shares of the Company.

18.4. In case when the request about convening an extraordinary meeting of shareholders is initiated by a shareholder (shareholders) it shall contain shareholder's designation (name) and specification of the quantity, category (type) of shares owned by the shareholder.

Part of voting shares belonging to a shareholder (shareholders), demanding holding an extraordinary general meeting of shareholders is determined at the date of making such a demand.

The request about convening an extraordinary meeting of shareholders shall be signed by the person who intends to convene an extraordinary meeting of shareholders.

Demand to hold an extraordinary general meeting is considered as coming from a shareholder (shareholders) who (whose representatives) signed it.

18.4.1 Demand to hold an extraordinary general meeting may be done by :

-sending by mail to the address (location) of the permanently operating executive body of the Company included in the Unified State Register of legal persons, to the addresses listed in the Articles of Association

- delivery against signature to a person who is performing the functions of a sole executive body of the Company, Chairman of Board of Directors of the Company or other person authorized to accept written correspondence, addressed to the Company;

18.4.2 If the demand to hold an extraordinary general meeting is sent by an ordinary letter or any other ordinary item of mail, the date of making such a demand is considered the date indicated on the post stamp, confirming the date of receiving the item of mail and if the demand to hold an extraordinary general meeting of shareholders is sent by registered letter or any other registered mail item, the date of mail delivery to the indicated address and confirmed by a corresponding signature.

18.4.3 If the demand to hold an extraordinary general meeting is delivered against signature, the date of making such a demand is the date of delivery.

18.5. The decision by the Board of Directors of the Company about convening an extraordinary General Meeting of shareholders or refusal to do so shall be made not later than 5 (five) days from the date of the submittal of the request by the Audit Commission of the Company, of the Auditor of the Company and of a shareholder (shareholders) who owns not less than 10 (ten) percent of voting shares of the Company.

The decision to refuse to convene an extraordinary General Meeting of the shareholders under the request of the Audit Commission of the Company, of the Auditor of the Company and of a shareholder (shareholders) who owns not less than 10 (ten) percent of voting shares of the Company can only be taken if:

the rules of submittal of the request for convening an extraordinary meeting provided by Article 55 of the Federal Law ««On Joint-Stock Companies»» are not complied with;

the shareholder (shareholders) who requests to convene an extraordinary General Meeting of shareholders does not own the required quantity of voting shares of the Company as stipulated in this Charter;

no issues proposed for the agenda of an extraordinary General Meeting of shareholders are within its competence;

the issue proposed to be included into the agenda does not comply with the provisions of the Federal Law ««On Joint-Stock Companies»» and other Laws of the Russian Federation.

18.6. The decision of the Board of Directors about convening an extraordinary General Meeting of shareholders of a motivated refusal to convene it shall be sent to the persons requesting its convention not later than three days from the date of the decision.
The decision to refuse to convene an extraordinary General Meeting by the Board of Directors can be appealed in court.

18.7. In case when during the stipulated period the Board of Directors fails to take the decision about convening an extraordinary General Meeting of shareholders or it is decided to refuse to convene it an extraordinary General Meeting of shareholders shall be convened by bodies and persons who want to hold it. The bodies and persons who want to hold the extraordinary General Meeting of shareholders possess with an authorities in accordance with Federal Law ««On Joint-Stock Companies»» and Charter of the Company, which are necessary for convening General Meeting of shareholders.

In this case the expenses for the preparation and holding the General Meeting of the shareholders can be reimbursed from the Company funds under the decision of the General Meeting of shareholders.

Article 19. The Board of Directors of the Company

19.1. The Board of Directors shall carry out general management of the Company activities, except for the issues that are assigned to exclusive competence of the General Meeting of shareholders.

19.2. The competence of the Board of Directors shall include the decision-making on issues of general management of Company activities, except for the issues that are ascribed exclusively to the competence of the General Meeting of the shareholders.

The following issues come exclusively within the terms of the Board of Directors competence:

1) determination of priority areas of the Company activities;
2) convention of annual and extraordinary General Meetings of the shareholders, except for the cases stipulated in item 18.7 of Article 18 of present Charter;
3) approval of the agenda of the General Meeting of the shareholders;
4) determination of the date of drawing the list of persons entitled to take part in the General Meeting and other issues coming under the competence of the Board of Directors of the Company that pertain to the preparation and holding the General Meetings of the shareholders;
5) increase of the authorized capital stock by way of placement of shares by the Company with the exception of the cases of placement of shares by closed subscription and cases of placement of shares by opened subscription of ordinary shares, which amounts more then 25 (twenty five) percent of placed before, in such cases the decision must be taken on General Meetings of the shareholders in accordance with item 11.11 of present Charter;
6) placement by the Company of bonds and other securities;
7) placement by the Company of bonds, convertible into shares and other securities, convertible into shares, in cases envisaged by present Charter, with the exception of cases of placement of bonds, convertible into shares and other securities, convertible into shares, when the decision must be taken by the General Meetings of the shareholders in accordance with item 11.11 of present Charter
8) assessment of the market value of the property, value of placement and redemption of securities;
9) purchase of the shares, bonds and other securities placed by the Company in cases envisaged by Federal Law «««On Joint-Stock Companies»»» ;
10)appointment of the Executive Board officers and their early discharge under the orders of the General Director of the Company.
11)determination of Executive Board officers' fees and compensations;
12)appointment of candidates of Deputy General Directors of the Company;

13)advice on the size of the fees payable to the officers of the Audit Commission and of the Board of Directors, and determination of the size of the fee payable to the Auditor;

14)advice on the size of a dividend and the procedure of its payment;

15)utilization of the reserve and other funds of the Company;

16)authorization of internal paperwork of the Company with the exception of internal paperworks, which must be authorized by General Meetings of the shareholders, and other internal paperwork of the Company which must be authorized by the Executive Bodies of the Company in accordance with Charter;

17)setting up subsidiaries, representative offices of the Company and closing them up;

18)including in Charter changings, concerning setting up subsidiaries, representative offices of the Company and closing them up;

19)making decisions on setting up affiliate companies and on Company's participation in other organizations, except the case stipulated in subsrction 17 of paragraph 16.8 of the present Charter;

20) approval of major deals (including loan, credit, deposit, guarantee) or several correlated deals the subject of which is a property with a value from 25 (twenty five) up to 50 (fifty) percent of the balance sheet value of the Company assets as of the date of the decision on concluding such a deal in accordance with the order set by Article 79 of the Federal Law ««On Joint-Stock Companies»» and the deals for purchase or selling aircraft, long term leases of aircraft where the title for the aircraft is transferred to the lessee, depositing aircraft as a collateral for financing and refinancing credits;

21) approval of deals envisaged by Chapter XI of the Federal Law ««On Joint-Stock Companies»»

22)approval of registar of the Company, conditions of agreement with registar, and cancellation of an agreement;

23)approval of plan of operating, commercial and financial activities, budget, including capital expenditure costs of the Company;

24)suspending of authorities of General Director and his Deputies;

25)creation of temporary executive body of the Company until the extraordinary General Meeting of shareholders, in cases envisaged by item 21.7 of Charter

26) other issues stipulated by the Federal Law ««On Joint-Stock Companies»» and by this Charter

Issues that come exclusively under the competence of the Company Board of Directors shall not be referred to the consideration of the executive branches of the Company.

19.3. The members of the Board of Directors of the Company shall be elected by the annual General Meeting of shareholders in order set by Federal Law «««On Joint-Stock Companies»»» and by Charter of the Company for the term until next Annual General Meeting of shareholders with a composition of no less than 9 (nine) people.
The quantity of members of the Board of Directors of the Company is defining by General Meeting of shareholders.
If General Meeting of shareholders was not conducted in terms, set by item 16.1 of Article 16 of present Charter, authorities of the Board of Directors of the Company stop, with the exception of authorities, concerning preparation, calling and conducting the General Meeting of shareholders.
Persons, elected into the Board of Directors of the Company, can be reelected unlimited quantity of times.
Only individuals can be a member of the Board of Directors of the Company. A member of the Board of Directors may be not a shareholder of the Company.

19.4. Elections of the members of the Board of Directors are carried out by a cumulative vote. The cumulative vote means that the number of votes corresponding to each voting share equals the total number of the members of the Board of Directors. A shareholder enjoys the right to cast all the votes belonging to the shares in shareholder's possession in favor of one nominee or distribute them among several nominees to the Board of Directors.

The nominees who won the largest number of votes shall be elected to the Board of Directors.

19.5 Officers of the Executive Board cannot compose more then one quarter of the Board of Directors. The General Director cannot be the Chairman of the Board of Directors at the same time.

The requirements to the persons being nominated to the Board of Directors shall be determined by the Statute of the Board of Directors of the Company.

19.6. The Chairman of the Board of Directors shall be elected by the members of the Board of Directors from among their number by a majority of votes of the total number of the members of the Board of Directors of the Company.

The Board of Directors shall have the right to reelect its Chairman at any time by a majority of votes of the total number of the members of the Board of Directors.

The Chairman of the Board of Directors shall organize its activities, convene the meetings of the Board of Directors of the Company and preside at the meetings, provide for protocol recording, preside at the General Meeting of the shareholders.

In the absence of the Chairman of the Board of Directors his functions shall be carried out by one of the members of the Board of Directors of the Company as may be decided by the Board of Directors of the Company.

19.7. By the decision of the General Meeting of the shareholders of the Company the members of the Board of Directors during their term shall receive fees and (or) compensations of expenses connected to the carrying out their responsibilities as members of the Board of Directors of the Company.

19.8. The Board of Directors shall appoint the Executive Secretary who provides for keeping the protocols of the General Meetings of the shareholders and the meetings of the Board of Directors of the Company. Administration of the activities of the Board of Directors shall be carried out by the Department of the Board of Directors headed by the Executive Secretary of the Board of Directors. The Executive Secretary of the Board of Directors shall be responsible for preparation and holding meetings of the Board of Directors, administration of affairs of General Meetings of shareholders and the Board of Directors. Financing of the Department of the Board of Directors and events held by the Board of Directors shall be provided from the funds allocated for those ends by the Company.

Article 20. Meetings of the Board of Directors of the Company.

20.1. Meetings of the Board of Directors shall be called when necessary, but not rarer than once a month. The meetings of the Board of Directors shall be initiated by the Chairman of the Board of Directors of the Company on his own, under a request of any of the members of the Board of Directors, the Audit Commission or the Auditor of the Company, Executive Board, and shareholders who own no less than 10 (ten) percent of the voting shares of the Company.

20.2 A notification about the meeting of the Board of Directors with the agenda and materials about all the issues in the agenda shall be issued to all members of the Board of Directors not later than 7 (seven) days prior the meeting, and in case set by item 18.5 of present Charter – not later than 4 (four) days prior the meeting.

20.3The Board of Directors may adopt decisions by absentee vote (polls).
Written opinion of the member of the Board of Directors of the Company, who is absent on the Meeting of the Board of Directors, is taken into account by quorum defining and voting results on the agenda.

20.4. The quorum for meeting of the Board of Directors of the Company shall be a participation of no less than half of the total number of the elected members of the Board of Directors.

In case the number of the members of the Board of Directors becomes less than the quantity of defined quorum, Board of Directors must call for an extraordinary General Meeting of the shareholders to elect new members of the Board of Directors of the Company. The remaining members of the Board of Directors of the Company shall have the right to make a decision about convening such an extraordinary General Meeting of the shareholders only.

20.5. The decisions at the meetings of the Board of Directors shall be taken by the majority of votes of the members of the Board of Directors, who take part in a meeting, unless otherwise provided by the Charter and internal document which set an order of calling and convening of meetings of Board of Directors.

When adopting decisions each member of the Board of Directors shall have one vote at the Board of Directors meetings.

Assignment of the vote of one member of the Board of Directors of the Company to the other person, including other member of the Board of Directors of the Company is prohibited.

When decisions are adopted by the Board of Directors of the Company the vote of the Chairman of the Board of Directors shall have the casting vote in case of the parity of votes.

20.6. Protocols shall be recorded at the meetings of the Board of Directors of the Company.

The protocols of the Board of Directors of the Company shall be completed and sent not later than 3 (three) days after it was held.

The protocols shall contain: the place and the time of the meeting; attendance list; agenda of the meeting; issues put to vote and results of the vote; decisions made.

The protocols of the Board of Directors of the Company shall be signed by the member of the Board presiding at the meeting who is responsible for the accuracy of the protocols.

Article 21. Executive Bodies of the Company.

21.1. The management of the current activities of the Company shall be carried out by a chief executive officer o f the Company – General Director and Collective executive body - Executive Board. Executive Bodies are accountable to the Board of Directors and to the General Meeting of Shareholders.

The General Director shall act also as the Chairman of the Executive Board.

The Executive Board of the Company shall be formed and its powers shall be terminated by the decision of the Board of Directors of the Company.

21.2. The General Director shall be appointed by the General Meeting of the shareholders for a five year term.

The General Meeting of the shareholders of the Company can terminate the powers of the General Director before the end of his term, discharging the conditions of the contract concluded with him.

According to the decision of the General Meeting of the shareholders of the Company the powers of the General Director of the Company can be assigned to a commercial organization (managing organization) under a contract or to an individual entrepreneur (manager). The decision about the assigning the powers of General Director of the Company to the managing organization is taken by the General meeting of shareholders only by the suggestion of the Board of Directors of the Company.

21.3. The powers of the executive bodies of the Company shall include all issues related to the managing of the current activities of the Company, except for the issues attributed to the exclusive competence of the General Meeting of the shareholders and the Board of Directors of the Company.

The executive bodies of the Companies shall be responsible for execution of the decisions adopted by the General Meeting of the shareholders and by the Board of Directors of the Company.

21.4. The Executive Board shall act in accordance with the Charter and the Executive Board Statute approved by the General Meeting of the shareholders. The powers of the Executive Board shall include the following issues:

1) decision-making on crucial issues of the current Company business activities;
2) working out recommendations to the General Director on issues of execution of commercial deals;
3) making decisions on obtaining credits by the Company;
4) drawing and submission to the Board of Directors of annual business plans of the Company, annual balance sheets, accounts of profits and losses and other reporting paperwork;
5) regularly informing the Board of Directors about the financial situation of the Company, about implementation of priority programs, deals and decisions that may considerably affect the status of affairs of the Company;

6) providing for organizational and technical support of the work of General Meeting of the shareholders, the Board of Directors, the Audit Commission of the Company;
7) submitting an estimate of expenditure for preparation and holding General Meetings of the shareholders to the Board of Directors of the Company for approval;
8) carrying out an analysis and summarizing the results of activities of separate structural subdivisions of the Company and working out recommendations on improving the operation of both structural subdivisions of the Company and Company in general;
9) adopting internal documents of the Company (except documents to be adopted by the General Meeting of the shareholders and by the Board of Directors of the Company);
10) making decisions on other issues related to financial and business activities of the Company prior submitting those issues to the review by the Board of Directors of the Company.

The quorum for meeting of the Executive Board of the Company shall be a participation of no less than half of the total number of the elected members of the Executive Board.

21.5. The General Director shall act on behalf of the Company without a proxy, namely:

1) implement the decisions of the General Meeting of the shareholders and the Board of Directors of the Company;
2) carry out the current management of the Company activities in accordance with the main tasks of the Company activities;
3) approve the establishment;
4) administer the property of the Company to provide for its current activities within the limits imposed by the legislation of the Russian Federation and by this present Charter;
5) represent the Company in all offices, enterprises and organizations in the Russian Federation and abroad including foreign states.
6) appoint his deputies, after their approval by the Board of Directors, distribute their responsibilities, determine their powers;
7) conclude labor contracts (contracts) with the employees of the Company, make the use of means of incentives and penalties;
8) issue orders and instructions obligatory for execution by all the employees of the Company;

9) represent the point of view of the Executive Board at the meetings of the Board of Directors;
10) being the Chairman of the Executive Board of the Company, administer its work, call for Executive Board and determine the agenda of each meeting;
11) offer to the Board of Directors personal composition of the Executive Board;
12) adopt decisions on major deals, or several correlating deals, connected with purchasing or estrangement or with ability of estrangement of property directly or indirectly, the subject of which is the property with a value in excess of 25 (twenty five) percent of the balance sheet value of the Company assets as of the date of the decision on the deal, if this question is not under the competence of other executive bodies of the Company; ensure execution of liabilities taken by the Company in deals;
13) issue proxies on behalf of the Company;
14) arrange book-keeping and reporting of the Company;
15) submit the annual report and other financial reports to the relevant organizations;
16) arrange publications in mass media of information required by the Federal Law «««On Joint-Stock Companies»»» and by other legislative acts;
17) have the right to assign some of the powers of the General Director to the officers of the Company who carry out executive functions;
18) carry out any other actions required to achieve the goals of the Company and ensure its normal operation according to the current legislation of the Russian Federation and the present Charter, except the functions assigned by the Federal Law «««On Joint-Stock Companies»»» and by this present Charter to other administrative bodies of the Company.
19) appoint the list of appointments, liable to substitution under the competitive basis, and the order of substitution

21.6. The right and responsibilities of the General Director of the Company, members of the Executive board shall be provided in the agreements (contracts) concluded by the Company with each of them.

The agreement (contract) with the General Director shall be signed on behalf of the Company by the Chairman of the Board of Directors, with the members of the Executive Board – by the General Director. The agreements (contracts) shall be signed for the term of no more than 5 years.

The relations between the Company and the General director and the members of the Executive Board shall be regulated by the Russian Federation labor legislation to the extent where it does not contradict to the provisions of the Federal Law «««On Joint-Stock Companies»»».

The General Director and members of the Executive Board can hold a plurality of offices only under the consent of the Board of Directors.

21.7. Board of Directors has right to take a decision concerning suspension of authorities of General Director, his deputies.

At the same time with the decision concerning suspension of authorities of General Director, the Board of Directors must take a decision about the creation of temporary chief executive body of the Company and about the conduction of the extraordinary general meeting of shareholders for solving a question about early suspension of authorities of General Director and about creation new chief executive body of the Company (director, general director) or about passing the authorities of General director to the managing organization or to the manager.

In case if General Director can not execute his duties, the Board of Directors has right to take a decision about the creation of temporary chief executive body of the Company and about the conduction of the extraordinary general meeting of shareholders for solving a question about early suspension of authorities of General Director and about creation new chief executive body of the Company (director, general director) or about passing the authorities of General director to the managing organization or to the manager.

21.8. Protocols of the meetings of the Executive Board shall be kept. The protocols of the meetings of the Executive Board shall be submitted to the members of the Board of Directors, the Audit Commission, the Executive Board, the Auditor of the Company upon their request.

The meetings of the Executive Board of the Company shall be arranged by the General Director of the Company who shall sign all papers on behalf of the Company and protocols of the meeting of the Executive Board, shall act on behalf of the Company without proxy in accordance with the decisions of the Executive Board adopted within its powers.

Assignment of the vote of one member of the Executive Board of the Company to the other person, including other member of the Executive Board of the Company is prohibited.

Article 22. Responsibilities of the Members of the Board of Directors of the Company, the General Director, the Members of the Executive Board and persons interested in the execution of a transaction by the Company.

22.1. Members of the Board of Directors of the Company, General Director, temporary individual Executive Board and members of the Executive Board as equals managing organization or manager in carrying out their rights and duties must act in the interests of the Company, realize their rights and carry out their duties in relation to the Company reasonably and in good will.

22.2. Members of the Board of Directors of the Company, General Director, temporary individual Executive Board and members of the Executive Board as equals managing organization or manager shall be responsible to the Company for the losses caused by their wrongdoing (inactivity).

For this matter the members of the Board of Directors and the Executive Board of the Company who did not take part in the vote or voted against the motion that caused the damage to the Company shall not be considered liable.

22.3. When assessing the grounds and the scope of the responsibility of the members of the Board of Directors, the General Director, and members of the Executive Board, conditions of the business activity and other circumstances shall be taken into consideration.

22.4. If under the provisions of this Article there are several persons who hold the responsibility, they bear collective responsibility.

Representative of State or Municipal organizations in the Board of Directors hold the responsibility mentioned in present Article equally with other members of the Board of Directors.

22.5. A company or a shareholder possessing in the aggregate no less than one percent of the placed ordinary shares of the Company shall enjoy the right to appeal in court with a claim against a member of the Board of Directors, the General Director, Executive General Director, a member of the Executive Board for damages caused to the Company in the case stipulated in paragraph 22.2 of this Article.

22.6. A member of the Board of Directors, a person holding a position in other managing bodies of the Company, a shareholder (shareholders) possessing jointly with his/her affiliated person (persons) 20 (twenty) or more of voting shares of the Company and also persons, who have the right to give necessary directions for the Company, shall be considered interested persons in effecting a deal by the Company in case the said persons are spouses, parents, children, own brothers and stepbrothers, own sisters and stepsisters, adopters and adopted and all their affiliated persons:

are parties, advantegers of the proposed deal or take part in the deal as a person owner of profit, mediator or agent;

possess (each separately or in total) 20 (twenty) or more percent of voting shares (interests, stocks) of a legal entity that is a party, to the deal or participates in it as a person owner of profit, mediator or an agent;
hold a managing position in the bodies of a legal entity that is a party to the deal or participates in it as a mediator or an agent and also hold a position in managing bodies of the managing organization of such legal entity;
other cases, mentioned by Law.

22.7. A deal with interested persons involved shall be made in accordance with the requirements and the order specified in the Federal Law ««On Joint-Stock Companies»».

The persons referred to in the item 22.6 shall be denied the right to receive directly or indirectly any remuneration for exerting influence on the decision making by the Board of Directors, the General Director, the Executive Board of the Company during the discussions about the deal they are interested in.

22.8. Members of the Board of Directors and persons holding positions in the managing bodies of the Company during their term in this capacity shall be denied the right to establish or participate in enterprises that compete with the Company.

22.9. General Director of the company is liable for organization of the work and creating conditions in the Company to protect information, which is a state secret, and for violating limitations set by legislation concerning familiarization with information, which is a state secret.

Article 23. Control under Financial and Economic Activity

23.1. To audit financial and business activities of the Company the General Meeting of the shareholders according to this Charter shall elect the Audit Commission of the Company composed of no less than 5 (five) members for the term of 1 (one) year.

23.2. The powers and the operation procedure of the Audit Commission shall be provided in the Statute of the Audit Commission that shall be adopted by the General Meeting of shareholders of the Company.

23.3. The financial and business activities of the Company shall be subject to auditing as for the results of the Company activities for a year, and also at any time under the initiative of the Audit Commission, the decision of the General Meeting of

shareholders, the Board of Directors of the Company and the claim of a shareholder (shareholders) possessing in aggregate no less than 10 (ten) percent of voting shares of the Company.
23.4. Under the request of the Audit Commission of the Company persons holding positions in the managing bodies of the Company shall be obliged to submit documentation on financial and business activities of the Company.

23.5. The Audit Commission shall have the right to make a request to convene an extraordinary General Meeting of shareholders.

23.6. Members of the Audit Commission cannot be at the same time members of the Board of Directors, and also cannot hold other positions in the managing bodies of the Company.

23.7 Shareholders - members of the Board of Directors or other shareholders - persons who have positions in Executive Bodies of the Company have no right to vote on the elections of the members of Audit Commission.

23.8. The Audit Commission shall issue a report on the results of the auditing financial and business activities of the Company that shall contain:

confirmation of the reliability of the data contained in the reports and other financial documents of the Company;

assessment of the activities of the Company during the period under review;

information about the facts of infractions of the procedure of book-keeping and submission of the accounting reports provided by the Russian Federation legislation, and of the legislation of the Russian Federation pertaining to financial and business activities.

23.9. The Auditor of the Company shall carry out the auditing of the financial and business activities of the Company pursuant to the legislation of the Russian Federation under a contract concluded with the Auditor.

23.10. The General Meeting of shareholders shall appoint the Auditor. The amount of the Auditor's fee shall be determined by the Board of Directors of the Company.

Article 24. Book-keeping and Financial Accounting of the Company.

24.1. The Company shall be obliged to keep books and submit financial reporting in the order provided by the Federal Law «««On Joint-Stock Companies»»» and by other regulations of the Russian Federation.

24.2. The General Director of the Company shall be responsible for organization, condition and reliability of the book-keeping in the Company, timely submission of the annual report and other financial accounting to the relevant state bodies as well as information of the Company activities to be disclosed to the shareholders, creditors and mass media.

24.3. The reliability of the information contained in the annual report of the Company, the annual balance sheet, must be confirmed by the Audit Commission of the Company.

24.4 Prior the release by the Company of the documents indicated in this paragraph the Company shall be obliged to apply to the Auditor who has no proprietary interest in the Company to carry out annual auditing and confirmation of the annual financial accounting of the Company.

24.5. The annual report of the Company approved by the Audit Commission and the Auditor's confirmation shall be subject to a prior approval by the Board of Directors of the Company no later than 30 (thirty) days before the scheduled date of the annual General Meeting of shareholders.

Article 25. Filing Documents of the Company

25.1. The Company shall be obliged to file and keep the following documents:

the Articles of the Company, amendments and addendums to the Articles registered in the established order, the Decision on the creation of the Company, the certificate of the State registration of the Company;

documents proving Company's title for the property it has on its balance;

internal documents of the Company;

regulations of branches or representations of the Company;

annual reports;

book-keeping documents;

protocols of the General Meetings of shareholders of the Company, meetings of the Board of Directors, the Audit Commission, and collective executive body of the Company (the Executive Board);

voting bulletins and powers of attorney (copies of powers of attorney) for participation in Annual General Meeting of shareholders;

independent valuers reports;

list of the affiliated persons of the Company;

list of the persons, with rights to participate in Annual General Meeting of shareholders, to receive dividends and other lists composing by the Company for realizing shareholders' rights according to the Federal Law «««On Joint-Stock Companies»»»;

reports of the Audit Commissions of the Company, the Auditor of the Company, State and municipal bodies of financial supervision;

prospectus of the issue of shares of the Company, quaterly reports of the Company and other documents, keeping the information which must be published or must be opened by other manners in accordance with Federal Law «««On Joint-Stock Companies»»» and other Federal Laws;

other documents stipulated by the Federal Law «««On Joint-Stock Companies»»», by the Company Charter, internal regulations of the Company, resolutions of the General Meeting of shareholders of the Company, the Board of Directors and documents stipulated by the legislation of the Russian Federation.

25.2. The Company shall keep the documents specified in item 1 of this Article at the place of the location of its executive bodies in accordance with and during the period, which are established by the Federal body of executive authority on securities market.

25.3. The Company shall ensure that the shareholders have an access to the documents specified in paragraph 25.1. of Article 25 of this Charter.
Shareholders with share of minimum 25 percents of voting shares have an access for the documents of book-keeping and protocols of the collective executive body of the Company.

25.4. Documents specified in paragraph 25.1. of Article 25 of this Charter, must be represented by the Company during the period of seven days from the day of producing such a request for aquatinting in the Company's office. Under the request of a shareholder the Company must supply him with copies of documents specified in this Charter.
Fee for this copies can not increase the cost of producing this copies.

25.5. The Company shall be obliged to publish annually in the mass media accessible to all the shareholders of the Company:

annual report of the Company, balance sheet, account of profits and losses;

prospectus of the issue of shares in cases provided by the legislation of the Russian Federation;

announcement of the General Meeting of shareholders in the procedure specified in the Federal Law «««On Joint-Stock Companies»»»;

other information to be published specified by the Federal body of executive authority on securities market.

The Company shall be obliged to publish the information in the volume and order established by the Federal body of executive authority on securities market in case of placement of bonds and securities of the Company.

Article 26. Reorganization and Liquidation of the Company

26.1. The Company may be voluntarily reorganized in the order established by the Federal Law «««On Joint-Stock Companies»»».

Other grounds and the order of reorganization of the Company shall be provided in the Civil Code of the Russian Federation and by other Federal Laws.

26.2. The reorganization of the Company may be effectuated in the form of merger, accession, separation, division, and transformation.

Property forming of the Companies, creating by reorganization, realizes only at the expense of reorganizing Companies.

26.3.The company is considered as reorganized, excluding cases of reorganizations in the form of accession, from the moment of State registration of new created legal entitites.

In the event of reorganization of the Company by way of accession to another company the first of them shall be considered reorganized from the date of making an entry concerning the termination of the activity of the acceding company by the State registration agency in the unified State Register of legal entities.

26.4. Not later than 30 (thirty) days from the date of the adoption of a decision about reorganization, and in case of reorganization in the form of merger or accession – from the date of adoption of a decision be last of Companies, the Company shall inform its creditors thereof in writing, and to publish in mass-media, intended for the publishing data about the state registration of legal entities, notice about the adoption of a decision. During 30 days from the date of sending them a notification or during 30 days from the date of publishing notification about adoption of a decision a creditor shall have the right to demand from the Company a termination or a fulfillment of obligations before the due time and reimbursement of losses.

The state registration of Companies, created by the reorganization and making an entry concerning the termination of the activity of the reorganized Companies realizes with presence of proofs of notification of creditors in the manner specified in this Article.

If the separation balance sheet does not allow identifying the legal successor of the Company being reorganized the newly established legal entities shall bear joint and several liabilities of the Company being reorganized before its creditors.

26.5. The Company may be liquidated voluntarily in the order established by the Civil Code of the Russian Federation with due regard of the requirements of the Federal Law «On Joint-Stock Companies» and this present Charter. The Company can be liquidated by a court decision on the grounds provided in the Civil Code of the Russian Federation.

The liquidation of the Company shall result in its termination without a transfer of its rights and liabilities to other persons in the order of succession.

26.6. In the event the voluntary liquidation of the Company the Board of Directors shall submit to the decision of the General Meeting of shareholders the issue regarding the liquidation and the appointment of the liquidation commission.

The General Meeting of shareholders of the Company shall adopt a decision regarding the liquidation of the Company and appoint the liquidation commission.

26.7. From the moment the liquidation commission is appointed all the powers of the management of the Company business shall be transferred to it. The liquidation commission shall represent the Company being liquidated in the court.

26.8. In case the State is a shareholder of the Company being liquidated an authorized representatives of the State shall be included into the liquidation commission.

26.9. The liquidation Commission shall publish in the mass media the information regarding the liquidation of the Company and the procedure and terms for making claims by creditors. The term for making claims by creditors can not be less than two months from the date of the publication of the announcement regarding the liquidation of the Company.

26.10. In the event that the Company has got no outstanding liabilities for the creditors as of the date of the decision regarding the liquidation of the Company its property shall be distributed among the shareholders.

26.11. The liquidation commission shall take measures to elicit creditors and to recover the receivables, and also notify the creditors about the liquidation of the Company in writing.

26.12. At the end of the term for creditors' claims the liquidation commission shall draw an interim liquidation balance sheet that shall contain the information about the composition of the property of the Company being liquidated, creditors' claims that have been made and about the results of their review. The interim liquidation balance sheet shall be approved by the General Meeting of shareholders under the consent of the agency that carried out the State registration of the Company being liquidated.

26.13. If the financial means of the Company being liquidated are insufficient to satisfy creditors' claims the liquidation commission shall undertake the sell off other assets of the Company through public auction in the order established for execution by court.

26.14. Sums of money payable by the Company to its creditors are paid by the liquidation commission in the sequence of priority established by the Civil Code in accordance with the interim liquidation balance sheet commencing from the date of its approval, except for the creditors of the fifth priority who are to be paid after a month from the date of the approval of the interim liquidation balance sheet.

26.15. Upon the settlement of accounts with creditors the liquidation commission shall make the liquidation balance sheet that is to be approved by the General Meeting of shareholders under the consent of the agency that carried out the State registration of the Company being liquidated.

26.16. The property of the Company being liquidated remaining after all the claims of creditors have been settled shall be distributed by the liquidation commission among the shareholders in the following sequence of priority:

payments for shares that are to be acquired shall be effected in the first turn;

payments of allocated but unpaid dividends for preferred shares and liquidation value of preferred shares shall be effected in the second turn;

distribution of the property of the Company being liquidated among the shareholders – holders of common and all kinds of preferred shares – is carried out in the third turn.

26.17. The distribution of the assets of each separate turn is done after the previous turn is fully completed. Payment by the Company of the liquidation value due for the preferred shares, defined by the Articles of the Company is effected after the payment of liquidation value, defined by the Articles of the Company, for the preferred shares of preceding priority has been completed in full.

If the available property of the Company is insufficient to pay out the allocated but unpaid dividends and liquidation value to all shareholders – holders of preferred shares of the same type – the property is distributed among the shareholders – owners of the said type of shares proportionately to the quantity of shares of the said type they have in possession.

26.18. The liquidation of the Company is deemed completed and the Company – inexistent from the moment a relevant entry is made in the unified State Register of legal entities by the State registration agency.

26.19. In case of reorganization of the Company all documents (administrative, financial and business, and staff related, etc.) shall be transferred according to the existing rules to the enterprise – assignee.

In case there is no assignees the documents of permanent storage that have scientific or historic value shall be transferred to archive agencies.

Files relating to personnel (orders, personal records and cards, personal accounts, etc.) shall be transferred to the archives of the administrative district on which territory the Company is located. The transfer of the files and putting them in order shall be made by the labor and at the expense of the Company according to the requirements of the archive agencies.

26.20. During reorganization, winding–up of the Company or ceasing the work with information being a state secret, the company shall take measures to protect this information and its material carriers. At this, carriers of the information being a state secret, are destroyed in accordance with the established procedure, placed in the archives for storage or transferred to:

- successor of the Company if the successor is authorized to carry out work using information listed above
- appropriate government body.

Article 27. Closing Provisions

27.1. Amendments and addendums to the Charter of the Company as well as a new revision of the Charter shall be subject to the State registration under the procedure established by the legislation of the Russian Federation.

27.2. Amendments and addendums to the Charter of the Company as well as a new revision of the Charter shall come into force for third parties from the moment they are registered by the State, and in cases provided by the Russian Federation legislation – from the moment the agency responsible for the State registration is formally notified of them.

(82 – 4592)

REGULATION ON
GENERAL MEETING OF SHAREHOLDERS OF
PUBLIC LIMITED JOINT STOCK COMPANY
"AEROFLOT - RUSSIAN AIRLINES "
(revision № 1)

Moscow
2003

Contents

This present Regulation regulates the order of preparation, convention and holding of the General Meeting of the shareholders of the public joint stock Company "Aeroflot-Russian Airlines" (hereinafter referred to as Company) and covers annual and extraordinary shareholders' meetings (hereinafter referred to as General Meeting of Shareholders).

In preparation for a General Meeting of Shareholders, nomination of candidates to the Company Board of Directors, Company Auditing Commission, proposals on items to the agenda of the Company General Meetings, voting at the Company General Meetings on behalf of the Russian Federation, representatives of the Russian Federation in the Company are guided by the requirements of the relevant Russian Federation legislation and regulations providing for the appointment and activities of the Russian Federation representatives in the managing bodies and auditing commissions of public joint stock companies.

Preparation, convention and holding of General Meetings of shareholders are carried out in accordance with the Federal Law "On Joint Stock Companies", requirements established by a Federal executive authorities for the securities market, Articles of Association of the Company and this present Regulation.

Article 1. General Meeting of Shareholders of the Company

1.1. The General Meeting of shareholders is the supreme managing authority of the Company.

1.2. The Company is responsible to held the General Meeting of shareholders annually (Annual General Meeting).

The Annual General Meeting of shareholders is held in time not earlier than three months prior and not later than six months after the end of the Company's fiscal year. At the Annual General Meeting of shareholders the issues of election of the members of the Board of Directors, Auditing Commission, appointment of the Company Auditor, revision of the annual management report of the Board of Directors and other documents stipulated in subparagraph 2.1.10 of item 2.1 of Article 2 of this present Regulation and subparagraph 10 of item 16.8 of the Company Articles of Association are to be considered at the General Meeting of shareholders.

Shareholders' meetings held in addition to the Annual General Meeting of Shareholders are considered to be extraordinary.

1.3. The General Meeting may be held either as a meeting (collective attendance of shareholders to discuss issues in the agenda and passing resolutions on issues put to vote), or by absentee vote (by way circulation resolutions).

The Annual General Meeting of the Company can only be held as a meeting (collective attendance of shareholders).

Article 2. Powers of the General Meeting of shareholders

2.1. The following issues are within the powers of the General Meeting of Shareholders:

2.1.1. Introduction of amendments and additions to the Articles of Association of the Company in cases stipulated by the Russian Federation legislation or adoption of a new revision of the Company Articles of Association.

2.1.2. Reorganization of the Company.

2.1.3. Winding up the Company, appointment of a liquidation committee and approving intermediate and final liquidation balance sheets.

2.1.4. Election of members of the Company Board of Directors and early termination of their office.

2.1.5. Determination of category (type), quantity, declared par value of shares and rights accorded to those shares.

2.1.6. Increase of the Company authorized capital by increasing shares par value or by issue of additional shares.

2.1.7. Reduction of the Company authorized capital by decreasing shares par value or by purchase by the Company of a part of its shares with the aim to reduce their total number, and by way of redemption of shares purchased or bought out by the Company.

2.1.8. Election of members of the Company Auditing Commission and early termination of their powers.

2.1.9. Appointment of the Company Statutory Auditor.

2.1.10. Approval of annual reports, annual accounting control including statements of profits and losses (accounts of profits and losses) of the Company, and distribution of profits **(including payment out (declaration) of dividends excluding profits distributed as dividends for the first three, six and nine months of the fiscal year)** and losses suffered as of the end of the fiscal year.

2.1.11. Determining the proceedings of the General Meeting of shareholders.

2.1.12. Subdivision and consolidation of shares.

2.1.13. Resolving issues on approval of transactions of interest in cases stipulated in Chapter XI of the Federal Law "On Joint Stock Companies".

2.1.14. Resolving the issue of approval of a major transaction in cases stipulated in Chapter X of the Federal Law "On Joint Stock Companies".

2.1.15. Purchase by the Company of distributed shares in cases stipulated by the Federal Law "On Joint Stock Companies".

2.1.16. Taking a decision about a participation of the Company in any holding companies, finance and industrial groups, associations or any other amalgamations of commercial organizations.

2.1.17. Approval of regulations on the General Meeting of shareholders, the Board of Directors, the Management Board and Auditing Commission of the Company.

2.1.18. Taking decision on paying out (**declaring**) dividends **for the first three, six, nine months of the fiscal year**, amount of the dividend on the Company's shares, form and order of its payment out.

2.1.19. Taking a decision on issuance of debentures convertible into shares or other issued securities convertible into shares.

2.1.20. Approval of the size of remunerations and reimbursements paid to the members of the Board of Directors, Auditing Commission of the Company.

2.1.21. Resolving other issues stipulated in the Federal Law "On Joint Stock Companies".

2.2. The issues regulated to be within the competence of the General Meeting of the Company can not be delegated to the Company Board of Directors or executive managing body of the Company for resolution.

2.3. The General Meeting of the Company is not empowered to resolve issues that are not regulated to be within the scope of its competence.

2.4. The General Meeting of the Company is not empowered to resolve issues outside the agenda of the meeting as well as to change the agenda.

Article 3. Right to attend the General Meeting of the Company

3.1. The right to attend the General Meeting of the Company can be exercised by a shareholder both personally or via his/her representative by proxy.

3.1.1. The shareholder has the right to replace his/her representative at the General Meeting of the Company at any time and to attend the General Meeting of shareholders personally.

3.1.2. A shareholder's representative at the General Meeting acts in accordance with powers vested in him/her pursuant to the Federal legislation or regulations of Federal or local authorities empowered to issue such regulations or proxy card issued to him/her in written form. The proxy card must contain the information about the represented shareholder and the representative (name or title, address of residence or location, passport data **to be understood as the number of the passport blank and the date of its issue).** The proxy card for voting must be issued in the form prescribed by items 4 and 5 of Article 185 of the Civil Code of the Russian Federation or attested notarially.

3.1.3. Papers ascertaining the powers of assignees and representatives of the persons included in the list of persons entitled to attend the General Meeting of shareholders (their copies, attested notarially) must be enclosed to the ballots delivered by those persons or submitted to the Returning Board to a Registrar carrying out functions of the Returning Board at the time of registration of those persons for attendance in the General Meeting.

3.2. The list of persons entitled to take part in the General Meeting of shareholders is made out basing on the data of the Company shareholders' register as of the date fixed by the Company Board of Directors.

The date of the list of persons entitled to participate in the General Meeting of shareholders can not be set at an earlier date than the date of the decision to held the General Meeting of shareholders and no more than 50 days, **and in case the proposed agenda of the General Meeting of shareholders contains an issue of election of members of the Board of Directors** – no more than 65 days prior to the date of holding the General Meeting of shareholders.

In case the General Meeting of shareholders the determination of quorum and vote of which are participated by ballots mailed by the Company to shareholders and received by it not less than two days prior the date of the General Meeting the date of completing the list of persons entitled to attend the General Meeting of shareholders is fixed as no less than 45 days prior the date of the Meeting.

3.3. To make out the list of persons entitled to take part in the General Meeting of shareholders the nominal holder of shares will submit information about the persons who have the interests in the shares in his/her possession as of the date of making out the list.

In case the Company shares are the property of a unit investment trust general managers of such trusts are to be included in the list of persons entitled to take part in the General Meeting.

In case the shares belonging to the afore said trusts have been transferred into asset management the managers of the assets are included in the lists of persons entitled to take part in the General Meeting of shareholders of the Company, except the cases when an assets manager is not empowered to vote on the shares held in the trust.

3.4. The list of persons entitled to attend the General Meeting of shareholders will contain name (title) of each such person, information required to identify the person, data on the number and category (type) of shares the person is entitled to vote for, the mailing address in the Russian Federation which the notice of the General Meeting of shareholders, ballots in case the vote is intended to be carried out by absentee vote and the report of vote returns are to be sent to.

3.5. The list of persons entitled to participate in the General Meeting of shareholders is to be made available for examination under a request by a person (persons) included in the list and commanding no less than 1 percent of votes in relation to any issue in the agenda of the General Meeting in the order stipulated by this present Regulation for submission of information (materials) during the preparation for the General Meeting.

To this matter, information of personal documents and mailing address of a natural person in the list can be disclosed only under the consent of such a person.

Under a request of any person concerned the Company within three days must submit to such person an extract from the list of persons entitled to attend the General Meeting of shareholders, containing information about this very person or a certificate to verify that this person has not been included into the list of persons entitled to attend the General Meeting of shareholders.

3.6. Any changes in the list of persons entitled to take part in the General Meeting of shareholders can only be made in cases of a rehabilitation of infringed rights of persons who were not included in the said list as of the date of its issue or correction of mistakes made when making it out.

3.7. In case of a transfer of shares after the date the list of persons entitled to take part in the General Meeting of shareholders and till the date of the General Meeting of shareholders **(hereinafter shares transferred after the date of the list)** the transferor included into the list is responsible to issue a proxy card to the transferee enabling him/her to vote at the General Meeting or vote on his/her behalf at the General Meeting according to the guidelines of the transferee. This rule is to be applied to any further case of shares transfer.

When shares transferred after the date the list is made out are transferred to two or more purchasers the person included in the list of persons entitled to attend the General Meeting of shareholders must vote at the General Meeting of shareholders according to the guidelines of each purchaser of shares and/or issue to each purchaser of shares a proxy card enabling him/her to vote, indicating in the proxy card the number of shares voting on which are authorized by the said power of attorney.

If the guidelines of the purchasers coincide their votes are summed up. If the guidelines of the purchasers in relation to the vote on one and the same issue of the General Meeting of shareholders do not coincide the person included in the list of persons entitled to attend the General Meeting must vote on such issue according to the guidelines received by that number of votes that are accorded to the shares in possession of each purchaser.

In case the shares entitling to vote at the General Meeting of shareholders are circulated outside the Russian Federation as securities of a foreign issuer issued under a foreign legislation and certifying the right for such shares (depository securities) the voting on such shares must be carried out only according to the guidelines of the owners of the depository securities.

3.8. In case a Company share is in the common shared possession of several persons the rights to vote at the General Meeting of shareholders are exercised either by any of the common owners of the shared property at their discretion or by their common representative. The powers of any such person must be duly legalized.

3.9. When holding a general meeting by way of personal attendance of shareholders a preliminary registration of participants that is to be started not later than 2 days prior the date of the General Meeting is carried out as a rule.

Date, venue, time and the procedure of the preliminary registration of attendants of the General Meeting of shareholders are resolved by the Board of Directors and are advised in the Notice of the General Meeting.

3.10. Possibility of attendance of guests, mass media representatives at the General Meeting of shareholders is resolved by the Board of Directors of the Company.

Article 4. Proposals to the Agenda of the General Meeting of Shareholders of the Company

4.1. Shareholders (a shareholder) of the Company holding together not less than 2 percent of voting shares of the Company are entitled to propose issues to the agenda of the annual General Meeting of shareholders and nominate candidates to the Board of Directors and Auditing Commission of the Company the number of which can not exceed the numerical composition of the relevant body as fixed at the previous General Meeting of shareholders.

Such proposals must be received by Company not later than 50 days after the last day of a fiscal year.

The quota of voting shares belonging to shareholders (a shareholder) making a proposal to the agenda of the General Meeting is to be calculated as of the date of the proposal.

4.2. Proposals on issues to be included into the agenda and nomination of candidates to the Board of Directors and the Auditing Commission (hereinafter Proposals to the Agenda) can be made by way of:

- **mailing to the address (place of location) of a permanent executive body of the Company found in the joint public register of judicial persons, or to addresses indicated in the Articles of Association of the Company;**
- **hading over on receipt to a person exercising functions of individual executive body of the Company, Chairman of the Board of Directors or to any other person authorized to accept written correspondence addressed to the Company.**

4.2.1. If a proposal to the agenda of the General Meeting of shareholders of the Company is sent by mail, the date of such proposal is deemed to be the date indicated on the imprint of the postal calendar stamp certifying the date of the dispatch of the postal delivery, and if the proposal to the agenda of the General Meeting is handed over by receipt – the date of the receipt.

4.3. A proposal on the issues to be put into the agenda of the General Meeting of shareholders is to be delivered in writing and to contain the name (title) of the shareholders (a shareholder) proposing the issue, number and category (type) of shares in his/her possession and must be signed by the shareholders (a shareholder).

4.3.1. In case the proposal to the Agenda of the General Meeting of shareholders is signed by a shareholder's representative a proxy card (a duly legalized copy of the proxy card) containing information about the represented shareholder and the representative that is to be found in the proxy card for voting as required by the Federal Law "On Joint Stock Companies"

and issued according to the requirements of the Federal Law "On Joint Stock Companies" for issuance of proxy cards for voting, must be enclosed to such a proposal.

4.3.2. The proposal to the agenda of the General Meeting of shareholders is deemed to be received from those shareholders who (whose representatives) have undersigned it.

4.3.3. In case the proposal to the agenda of the General Meeting of shareholders is undersigned by a shareholder (his/her representative) whose rights for shares are accounted in the deposit account at a depositary a statement of the shareholder's deposit account at the depositary managing the account rights for the referred shares must be enclosed to the proposal.

4.4. The proposal on the issue to be included into the agenda of the General Meeting of shareholders must contain a wording of each proposed item and the proposal for nomination of candidates – the name of each nominee, name of the body where he is proposed to be elected to.

4.4.1. When nominating candidates to the Board of Directors and to the Auditing Commission of the Company a written consent of the nominee and information about the nominee subject to submission to the person entitled to take part in the Meeting during the preparation for it may be enclosed to the nomination proposal.

4.5. The Board of Directors of the Company is held responsible to consider incoming proposals and make a decision on the inclusion of those into the agenda not later than 5 days after the deadline provided in item 4.1 of this Article. The issue proposed by shareholders (a shareholder) is to be included in the agenda of the General Meeting of shareholders, same as nominated candidates are to be placed on the ballot for election to the Board of Directors of the Company and to the Auditing Commission of the Company, except the cases when:

- a shareholder (shareholders) has failed to observe the term of submission of the proposal of issues to the agenda of the General Meeting of shareholders as provided in item 4.1 of this Article;
- a shareholder (shareholders) is not the holder of the required number of voting shares of the Company as provided in item 4.1 of this Article;
- the proposal is not in conformity with the requirements provided in items 4.3, **4.3.1.**, **4.3.3.** and 4 of this Article;
- the issue proposed for the agenda of the General Meeting of the shareholders of the Company is not within its competence and/or runs contrary to the requirements of the current legislation of the Russian Federation.

4.6. A motivated decision of the Board of Directors to refuse to include the issue into the agenda of the General Meeting of the shareholders of the Company or a nominee on the ballot for election to the Board of Directors and to the Auditing Commission of the Company are forwarded to the shareholder (shareholders) who proposed the issue or nomination not later than 3 (three) days from the date of receipt.

4.7. The Board of Directors of the Company has no right to make changes of the wording of issues proposed to the agenda of the General Meeting of the shareholders of the Company and of the proposed wordings of resolutions of such issues.

4.8. In addition to the issues proposed by shareholders to the agenda of the General Meeting of the shareholders as well as in case of absence of any proposals, absence or insufficient number of nominees proposed by shareholders for election to a relevant Company body, the Board of Directors has the authority to include in the agenda of the General Meeting of shareholders issues or nominees on the ballot at its own discretion.

Article 5. Preparation for the Meeting of Shareholders and Notice of Its Convention

5.1. During preparation for the General Meeting of shareholders the Board of Directors of the Company and in cases stipulated by the Federal Law "On Joint Stock Companies" persons calling for the convention of the Meeting are to determine the following:

- form of the holding the General Meeting of shareholders (a meeting or absentee vote);

- date, venue and time of the General Meeting of shareholders, mailing address for sending completed ballots, and in case of absentee vote General Meeting the date ballots are ceased to be accepted. **The General Meeting must be held in Moscow that is the place of the residence of the executive bodies of the Company, or in Moscow District area that is the place of main location of the Company;**

- agenda of the General Meeting of shareholders;

- date of completing the list of persons entitled to attend the General Meeting of shareholders;

- the procedure of notice to the shareholder of the General Meeting of shareholders of the Company;

- the list of information items (materials) to be made available to the shareholders during preparation to the General Meeting of shareholders and the procedure of their release to hem;

- form and wording of the ballot.

5.2. Notice of the General Meeting to shareholders included in the list of persons entitled to attend the General Meeting of shareholders is carried out either by sending a written notification to them by registered mail or by hand delivery of the notification on receipt, and by publishing an announcement in "Rossiyskaya Gazeta" ("Russian Newspaper").

As an extra the announcement about the convention of the General Meeting of shareholders may be published in other accessible for all shareholders of the Company newspapers or magazines and mass media.

5.3. The Company is held responsible to deliver a written notice or publish the information about the convention of the General Meeting of shareholders not later than 30 (thirty) days prior to proposed date of its convention.

In case **the proposed agenda for an Extraordinary General Meeting of shareholders contains an issue of election of members of the Board of Directors** the notice of the Meeting must be made not later than 50 (fifty) days prior the date of its convention.

5.4. Notification of the General Meeting of shareholders must contain:

- full corporate name and place of residence of the Company;
- form of holding the General Meeting of shareholders (meeting or absentee vote);
- date, time and venue of the General Meeting of shareholders and in case when completed ballots can be mailed to the Company, the mailing address which can be used for sending completed ballots, or in case the General Meeting is held by way of absentee vote the deadline date of acceptance of ballots and the mailing address which is to be used for sending completed ballots.

- **time of the beginning of registration of persons attending the General Meeting in case it is held as a meeting (collective attendance of shareholders);**

- the date of completion of the list of persons entitled to attend the General Meeting of shareholders;

- issues included in the agenda of the General Meeting of shareholders;
- the procedure of getting acquainted with the information (materials) to be made available during the preparation for the General Meeting of shareholders and the address (the addresses) where it can be obtained from.

5.5. The information (materials) to be made available to persons entitled to attend the General Meeting of shareholders during the preparation comprises: the annual report and the **annual accounts** of the Company; **the annual report of the Auditing Commission verifying the authenticity of information of the annual report of the Company**, opinion of the Statutory Auditor of the company in respect of the results of the annual auditing of financial and business activities of the Company, information on the nominees for election to the Board of Directors and to the Auditing Commission of the Company; **recommendations of the Board of directors of the Company in respect of distribution of profits including the amount of dividend on Company shares and the order of its paying out, and losses in the current fiscal year;** a draft of amendments and add-ins to be inserted into the Articles of Association or a draft of new revision of Articles of Association of the Company; and any other information stipulated by the current legislation of the Russian Federation and the Articles of Association of the Company.

5.5.1. The additional information obligatory to be made available to persons entitled to attend the General Meeting during the preparation for it the agenda of which contains the issue of election of members of the Board of Directors, the Auditing Commission comprises the information on availability or absence of written consent of nominated candidates for election to the relevant Company body.

5.5.2. The additional information obligatory to be made available to persons entitled to attend the General Meeting during the preparation for it the agenda of which contains the issues the voting on which may result in accruing the right for the claim of redemption of shares by the Company, comprises the following:

- **a report of an independent broker of the market value of the Company shares the redemption of which may be claimed against the Company;**
- **calculation of the Company net wealth value according to the data of accounts for the latest completed reporting period;**
- **minutes (extract of minutes) of the meeting of the Board of Directors of the Company where the decision to evaluate the price for shares redemption with indication of shares price for redemption.**

5.5.3. The additional information (materials) obligatory to be made available to persons entitled to attend the General Meeting during the preparation for it the agenda of which contains the issue of reorganization of the Company comprises:

- **clarification of the conditions and the order of the Company reorganization contained in a resolution on split-up, segregation or transformation or in an agreement on merger or incorporation approved (adopted) by an authorized body of the Company;**

- **annual reports and annual accounts of all organizations involved in reorganization for the latest three completed fiscal years preceding the date of the General Meeting or for every completed fiscal year from the time of the setting up of the organization if the organization carries out its activities for less than three years;**
- **quarterly accounting control of all organizations involved in the reorganization for latest completed for three months period preceding the date of the General Meeting.**

5.5.4. The Company may work out a list of additional information (materials) obligatory for release to shareholders during preparation for the General Meeting of shareholders.

5.6. The annual report of the Company put forward for approval of the annual General Meeting is to contain the following:

- **positions of the Company within the industry;**
- **main priorities in the Company activities;**
- **report of the Board of Directors of the Company on the account of the Company development along the priority directions of its activities;**
- **prospects of the development of the Company;**
- **report in respect of the payment of declared (accrued) dividends on Company shares;**
- **description of main risk factors connected with Company's activities;**
- **list of transactions executed by the Company during the reporting year categorized under the provisions of the Federal Law "On Joint Stock Companies" as major transactions as well as other transactions the execution of which under the Articles of Association of the Company the procedure of approval of major transactions is to be applied with indication of main terms and conditions of each separate transaction and the managing body of the Company that is responsible for the approval for that transaction;**
- **list of transactions executed by the Company during the reporting year characterized under the provisions of the Federal Law "On Joint Stock Companies" as transactions the execution of which involved interests, with indication of an interested person (persons) for each separate transaction, main terms and conditions and the managing body of the Company that is responsible for the approval for that particular transaction;**
- **composition of the Board of Directors including information on the changes in the composition of the Board of Directors of the Company that took place during the reporting year and information on the members of the Board of Directors including their biographical summaries and numbers of Company shares in their possession during the reporting period;**
- **information on the person holding the position of the General director of the Company and members of the Executive Board of the Company including their biographical summaries and numbers of Company shares in their possession during the reporting period;**
- **criteria of calculation of the amount of reimbursement (compensation of expenses) of the person holding the position of the General Director of the Company, each member of the Board of Directors or total amount of remuniration (compensation of expenses) of all those persons that has been paid or are to be paid basing on the results of the reporting year;**

- **information on observance by the Company of the Code of corporate behavior;**
- **other information as may be required by the Articles of Association or by other internal regulation of the Company.**

The annual report of the Company is to be undersigned by the person holding the position of General Director and by the Chief Accountant of the Company.

The annual report must contain an endorsement of its prior approval by the Board of Directors of the Company.

5.7. The information (materials) as required by the list of information items to be made available to shareholders during preparation to the General Meeting of shareholders within 30 (thirty) days prior to the General Meeting of shareholders **must be submitted to persons entitled to attend the General Meeting of shareholders of the Company in the office located at the address of the General Director of the Company and in other places addresses of which were specified in the notice of the General Meeting of shareholders.**

The said information (materials) must be made accessible to persons attending the General Meeting of shareholders while it is being carried out.

The Company is responsible under a request of a person entitled to attend the General Meeting of shareholders to supply to him/her copies of the above indicated documents within 5 days from the date of the receipt by the Company of the said request. Payment charged for supplying such copies must not exceed the costs of their production.

In case the person registered in the Company's shareholders register is a nominee shareholder the notification of General Meeting of shareholders is sent to that nominee shareholder.

Article 6. Company Returning Board

6.1. To manage and to sum up the election returns the Returning Board of the Company is set up functions of which are performed by a specialized Registrar **of the Company. The functions of the Returning Board can not be carried out by any other registrars.**

6.2. The Returning Board checks the powers and register persons attending the General Meeting of shareholders, defines the quorum of the General Meeting of shareholders, explains issues emerging in connection with realization by shareholders (their representatives) of their vote rights at the General Meeting, clarifies the order of voting on issues put to vote, ensures prescribed order of voting and warrants the rights of shareholders to participate in the vote, counts the votes and sums up the results of the ballot, drafts the Protocol of the vote results and pass to the archive the ballots.

Article 7. Registration

7.1. Persons entitled to attend the General Meeting, except persons whose bulletins are received not later than two days prior the date of the General Meeting in case the voting can be carried out by way of mailing completed ballots to the Company are to be registered for attendance at the General Meeting.

7.2. Registration of persons attending the General Meeting carried out a meeting (collective attendance of shareholders) must be carried out at the venue of the General Meeting.

7.3. Persons entitled to attend the General Meeting held as a meeting, whose bulletins are received not later than two days prior the date of the General Meeting enjoy the right to attend the General Meeting.

7.4. If proxy cards have been issued in relation to shares transferred after the date of completing the list of persons entitled to attend the Meeting by a person included in the said list the purchasers of such shares are to be registered to attend the General Meeting and they should be issued with ballots.

7.5. Registration of persons entitled to attend the General Meeting must be carried out under the condition that persons coming to attend the Meeting are to be identified by way of reconciliation of the information contained in the list of persons entitled to attend the General Meting with data of personal identification papers presented (submitted) by the said persons.

7.6. Registration of persons entitled to attend the General Meeting having failed to register before it was open is invalidated upon completion of discussion of the first issue in the agenda of the General Meeting that has the quorum.

Article 8. Quorum of the General Meeting of Shareholders of the Company

8.1. The General Meeting of shareholders has the powers (has the quorum) if it is attended by shareholders possessing together more than half of votes of the Company voting shares that have been distributed.

8.2. Shareholders who registered to attend the General Meeting and shareholders whose ballots are received not later than two days prior the date of the General Meeting of shareholders are deemed to have attended the General Meeting of shareholders of the Company. Shareholders whose ballots are received prior the deadline for acceptance of ballots are considered to take part in the General Meeting of shareholders of the Company conducted by absentee vote.

8.3. In determining the quorum being present and calculating votes the parts of votes represented by fractional shares are summed up without rounding off.

8.4. The General Meeting held as a meeting can be opened if by the scheduled time the quorum at least for one of the agenda issues is present.

8.5. Registration of persons entitled to attend the General Meting who failed to register to attend the General Meeting prior its opening will be over upon termination of the discussions of the last agenda issue that has the quorum.

8.6. In case there is not a quorum for any of the issues in the agenda by the scheduled time of the beginning of the General Meeting the opening of the General Meeting is adjourned for 1 hour.

The General Meeting cannot be adjourned more than once.

8.7. The general meeting by the time of opening of which the quorum was present only for some separate agenda items cannot be closed if by the end of registration time persons have been registered whose registration provides the quorum for resolution on other agenda items.

8.8. Declaring a voting bulletin invalid for voting on one, several or all issues that are voted by this bulletin is not a basis for exclusion of votes under this bulletin in determining if a quorum is present.

8.9. If a quorum for conducting an annual General Meeting of shareholders of the Company is not present a repeated General Meeting of shareholders must be held. No changes of the agenda of the repeated Meeting is allowed to be made.

If quorum for an Extraordinary General Meeting is not present a repeated General Meeting of shareholders with the same agenda can held.

8.10. A repeated General Meeting of shareholders called in stead of the failed one will have the powers if it is attended by shareholders (their representatives) possessing together more than 30 percent of votes of the distributed voting shares of the Company.

Notice of the repeated General Meeting of shareholders is issued in the order provided in this Regulation.

8.11. In conducting a repeated General Meeting less than 40 days after the failed General Meeting of shareholders persons having the right to vote at the General Meeting of the shareholders are determined proceeding from the list of persons entitled to attend the General Meeting of shareholders.

Article 9. Vote at the General Meeting of Shareholders of the Company

9.1. Voting at the General Meeting of shareholders is based on the principle "one voting share – one vote" except in cases of cumulative voting when electing members of the Board of Directors of the Company and some other cases stipulated by the legislation of the Russian Federation and by the Articles of Association of the Company.

9.2. Voting at the General Meeting of shareholders on items of the agenda of the Meeting is only carried out by ballots.

9.3. The ballot form and its text are to be approved by the Board of Directors of the Company.

9.4. The ballot must contain:

- full corporate name and place of residence of the Company;
- form of carrying out the General Meeting (a meeting or absentee vote);
- date, venue and time of the General Meeting of shareholders and the mailing address to which completed ballots can be mailed to, and in case of holding the General Meeting by way of absentee vote the date of deadline for acceptance of ballots and mailing address which can be used for mailing completed ballots;
- wording of each issue (name of each nominee) voting of which is carried out by this ballot;
- available options of voting for each issue of the agenda expressed by formulas "pro", "con" or "abstain";
- instruction that the ballot is to be undersigned by the voter (by a person entitled to attend the General Meeting of shareholders).

9.4.1. The ballot opposite each option of the vote must have a margin to show the number of votes given for each voting option and may contain an indication of the number of votes belonging to the person entitled to attend the General Meeting of shareholders. To that matter, if this ballot is used for voting on two or more issues of the agenda of the General Meeting and the person entitled to attend the General Meeting is entitled in relation to different issues of the agenda is varying the ballot must contain the number of votes the person entitled to attend the General Meeting can use to vote each issue of the agenda of the General meeting.

9.4.2. The ballot must contain a clarification:

the voter has the right to select only one option of voting except the cases of voting in accordance with instructions of persons who purchased shares after the date of completing the list of persons entitled to attend the General Meeting or in compliance with instructions of owners of depositary securities;

if more than one option of voting is left in the ballot the number of votes given for the relevant voting option should be indicated on the margins for votes numbers indication and a mark made that the voting is carried out in accordance with the instructions of the purchasers of shares transferred after the date of completing the list of person entitled to attend the General Meeting and/or in compliance with instructions of owners of depository securities;

the voter voting under a proxy card issued in relation of shares transferred after the date of completing the list of persons entitled to attend the General Meeting must indicate the number of votes given for the remaining vote option in the margin for indication of votes numbers opposite the remaining vote option and put in a mark to indicate that the voting was exercised by proxy card issued in relation of shares transferred after the date of completing the list of persons entitled to attend the General Meeting;

if after the date of completing the list of persons entitled to attend the General Meeting not all the shares has been transferred the voter must indicate the number of votes given for the remaining vote option in the margin for indication of vote numbers opposite the preferred vote option and make a mark that a part of shares has been transferred after the date the list of persons entitled to attend the General Meeting was completed. If in relation to the shares transferred after the date the list of persons entitled to attend the General Meeting was completed instructions of purchasers of such shares coinciding with the preferred voting option were received such votes are to be summed up.

9.4.3. In case of vote for the election of members of the Board of Directors of the Company, members of the Auditing Commission of the Company the ballot must contain information about the nominees (nominee) to include his/her first name, surname and patronymic name.

9.4.4. In case of cumulative voting the ballot must contain an indication to that and an explanation of the essence of such cumulative voting. **In addition to the explanation of the essence of the cumulative voting the ballot must contain the following clarification: "The fractional part of the vote received as a result of multiplication of the number of votes belonging to a shareholder who is the owner of the fractional share by the number of persons to be elected to the Board of Directors of the Company can be only given in favor of one nominee".**

9.5. The ballots are sent or delivered by hand on receipt to each person indicated in the list of persons entitled to attend the General Meeting of shareholders not later than 20 days before the date of the General Meeting of shareholders

Distribution of ballots is carried out by the Company or by Company registrar by registered mail to addresses indicated in the list of persons entitled to attend the General Meeting of shareholders.

9.6. Acceptance of ballots is carried out in the order and in terms established by the legislation of the Russian Federation, Articles of Association of the Company and this Regulation. When holding a General Meeting by way of collective attendance of shareholders the latter may vote directly in the cause of the Meeting.

9.6.1. If the vote at the General Meeting held by way of a meeting may be carried out by way of sending completed ballots to the Company under the request of persons registered for attendance the General Meeting whose ballots has not been received by the Company or has been received later than two days prior the date of the General Meeting they may be only issued with ballots with a mark that they were reissued.

9.6.2. In case the voting at the General Meeting may be held by way of sending completed ballots, mailing of completed ballots to the address (place of location) of the General director of the Company found in the joint Sate registrar of judicial persons, to the address indicated in the Article of Association is to be acknowledge as mailing to the proper mailing address regardless of this mailing address being indicated in the notice of General Meeting.

9.7. The voting is carried out in accordance with the voting procedure adopted every time in the course of the General Meeting.

9.8. Persons registered to attend the General Meeting of shareholders held by way of a meeting has the right to vote all issues of the agenda from the time of opening of the General Meeting till it is closed and in case under the provisions of this Regulation or under the decision of the General Meeting on the proceedings of the General Meeting the vote results and decisions adopted by the General Meeting are announced at the General Meeting, they can vote from the moment of opening the General Meeting and till the moment of the counting of votes is started issues of the agenda of the General Meeting.

After the discussion of the last issue of the agenda of the general Meeting (the last issue of the agenda of the General Meeting which has the quorum) and till the closure of the General Meeting (till the count of votes is started) the persons who has not voted till this moment must be given time for voting.

9.9. In case of voting by ballots only votes on issues in relation of which only one of the available options is left by the voter are taken into account. Ballots completed with the violation of this requirement are considered to be invalid and the votes on issues contained in them are not taken into account.

In case the ballot contains several issues put to voting violation of the above said requirement in relation to one or several issues does not result in rendering the ballot invalid as a whole.

When counting the votes the fractions of votes represented by fractional shares are summed up without rounding off.

9.10. Elections of members of the Board of Directors are carried out by cumulative voting.. In case of cumulative voting the votes number belonging to each shareholder is multiplied by the number of persons who are to be elected to the Board of Directors and the shareholder has the right to give obtained in this way votes to one nominee in full or distribute them between two or more nominees. .

9.11. In some cases the voting may be held with the use of additional ballots. The procedure of their use is determined in the course of the General Meeting.

9.12. Ballots are considered to be invalid and votes contained in them are not counted:

- in case any corrections of the entries in the ballots;

- in case there is no signature of the voter in the ballot and/or a special stamp or an endorsement of the Returning Board proving the authenticity of the ballot (in cases the Returning Board takes a decision to enter such an endorsement by a stamp or a mark in ballots);
- **ballots received by the Company that are signed by a representative acting on the basis of a proxy card, in case the Company or the Register acting in the capacity of Returning Board of receives a notice on the replacement (recall) of that representative not later than two days prior the date of the General Meeting;**
- **if during the count of votes two or more completed ballots of the same person are detected that contains contradicting vote on one and the same issue then in relation to that issue all such ballots are considered to be invalid. This rule is not to be applied to ballots signed by a person who issued the proxy card in relation of shares transferred after the date the list of persons entitled to attend the General Meeting was completed and/or persons acting on the basis of such proxy cards, in the margins for indicating the number of votes of which the number of votes given for each option of the vote and appropriate marks stipulated in item 9.4.2 of this Regulation are indicated.**
- **If in the ballot on the issue of election of members of the Auditing Commission of the Company the option "pro" is left in relation to a larger number of nominees than the number of persons to be elected to the said body of the Company the ballot to the matter of voting on such issue is to be considered invalid.**

  This rule is not to be applied to ballots signed by a person voting on shares transferred after the date the list of persons entitled to attend the General Meeting is completed in accordance with instructions issued by the purchasers of such shares and/or by a person voting on shares circulating outside the Russian Federation as depositary securities in accordance with the instructions of the owners of depositary securities and containing relevant marks stipulated in item 9.4.2. of this Regulation.

9.13. A person entitled to attend the General Meeting (including a new representative acting on the basis of a proxy card) is to be registered to attend the General Meeting and he/ she is to be issued with ballots in case the notice about the replacement (recall) of the representative has been received by the Company or Register carrying out the functions of the Returning Board before the registration of the representative whose powers are terminated.

9.14. If the participant due to any reason has not submitted his/her ballot during the voting procedure it is considered that he is not taking part in the voting and his votes are not taken into account during the count of vote returns.

9.15. In the course of Meeting with collective attendance of shareholders ballots are collected in the meeting room by tellers into sealed ballot-boxes.

9.16. the count of vote returns is carried out as a rule with the use of computer facilities.

9.17. After the minutes of vote returns is drawn and signing of the minutes of the General Meeting of shareholders the ballots are sealed by the Register carrying out the functions of the Returning Board and are put to the Company archive for storage.

Article 10. Extraordinary General Meeting of Shareholders of the Company

10.1. An Extraordinary General Meting of shareholders of the Company is called under the request of the Board of Directors by its own initiative, request of the Auditing Commission, Auditor of the Company and a shareholder (shareholders) who owns not less than 10 percent of voting shares of the Company as of the date of the request.

10.2. The convocation of an Extraordinary General Meeting of shareholders under the request of the Auditing Commission, the Auditor of the Company or a shareholder (shareholders) who owns not less than 10 percent of voting shares of the Company is to be initiated by the Board of Directors of the Company.

10.3. An Extraordinary General Meeting of shareholders called under the request of the Auditing Commission, the Auditor of the Company or a shareholder (shareholders) who owns not less than 10 percent of voting shares of the Company must be carried out within 40 days from the date of the request for convocation of an Extraordinary Meeting of shareholders.

If the proposed agenda for the Extraordinary General Meeting of shareholders contains an issue of election of members of the Board of Directors who are to be elected by a cumulative voting such General Meeting of shareholders must be held within 70 days from the date of the request for calling an Extraordinary General Meeting of shareholders.

10.4. In the request for calling an Extraordinary General Meeting of shareholders the issues to be put on the agenda of the Meting are to be formulated. The request for calling an Extraordinary General Meeting of shareholders may contain the wording of resolutions on every of those issues as well as a proposal with regard to the form of holding the General Meeting of shareholders. In case the request for calling an Extraordinary General Meeting of shareholders contains a proposal on nomination of candidates, such a proposal is subject to the provisions of the Article 53 of the Federal Law "On Joint Stock Companies" and of items 17.5., 17.6. of the Articles of Association of the Company.

The request for calling an Extraordinary General Meeting of shareholders is to be signed by a person (persons) who put forward the request for calling such a Meeting of shareholders.

10.5. In case the request for calling an Extraordinary General Meeting of shareholders is initiated by a shareholder (shareholders) it is to contain the name (title) of the shareholder (shareholders) who put forward the request for calling the Meeting with indication of the number, category (type) of shares in his/her possession.

The request for calling an Extraordinary General Meeting of shareholders is deemed to be received from the shareholder (shareholders) who (whose representatives) signed it.

The lot of voting shares belonging to the shareholder (shareholders) who requested to call an Extraordinary General Meeting of shareholders is assessed as of the date of such request.

10.5.1. The request for holding an Extraordinary General Meeting of shareholders may be submitted as follows:

- **by mailing to the address (location) of a permanent executive body of the Company that is found in the joint State registrar of judicial persons, to addresses indicated in the Articles of Association of the Company;**
- **by handing over on receipt to the person executing functions of a one person executive body of the Company, to Chairman of the Board of Directors of the**

Company or to any other person authorized to accept written correspondence addressed to the Company.

10.5.2. If the request for calling an Extraordinary General Meeting of shareholders is delivered by an ordinary letter or by any other ordinary mail the date of the submission of such a request is considered to be the date appearing on the imprint of the postal calendar stamp certifying the date of the receipt of this postal delivery, and in case the request for calling an Extraordinary General Meeting **is sent by a registered letter or by any other registered mail - the date the postal delivery is handed over to the addressee on receipt.**

10.5.3. If the request for calling an Extraordinary General Meeting **is handed over on receipt the date of the submission of the request is considered to be the date of the delivery.**

10.6. Within 5 working days from the date of request by the Auditing Commission, Statutory Auditor of the Company or a shareholder (shareholders) who owns not less than 10 percent of voting shares of the Company for calling an Extraordinary General Meeting of shareholders the Board of Directors of the Company is responsible for taking the decision to call an Extraordinary General Meeting of shareholders or to refuse to do so.

10.7. The following is to be determined by the decision of the Board of Directors to call an Extraordinary General Meeting of shareholders:

- the form in which the General Meeting is to be held (a meeting or absentee vote);
- date, venue and time of the General Meeting and in case when completed ballots can be sent to the Company a mailing address which can be used for delivery of completed ballots or in case the General Meeting is held by way of absentee vote the deadline for acceptance of ballots and a mailing address for delivery of completed ballots;
- date the list of persons entitled to attend the General Meeting of shareholders is to be completed on;
- agenda of the General Meeting of shareholders;
- the procedure of releasing the information (materials) due to dissemination during the preparation for holding the General Meeting of shareholders and address (addresses) where the said information can be obtained from;
- the procedure of sending the notice of the General Meeting to shareholders;
- the form and the text of the ballot;
- the date of delivery .of the ballot and other information (materials) to shareholders according to the provisions of the Article of Association of the Company and requirements the current legislation of the Russian Federation;
- the deadline of acceptance of ballots by the Company.

The Board of Directors of the Company does not have the right to change the form of holding an Extraordinary General Meeting of shareholders if the request of the Auditing Commission of the Company, of the Statutory Auditor of the Company and a shareholder (shareholders) to call an Extraordinary General Meeting of shareholders specifies the form of the Meeting.

The Board of Directors of the Company does not have the right to change the wording of issues of the agenda, the wording of resolutions on such issues proposed for the Meeting called under a request of the Auditing Commission of the Company, of the Statutory Auditor of the Company and a shareholder (shareholders) who has not less than 10 percent of voting shares in their possession.

10.8. A decision to refuse to call an Extraordinary General Meeting of shareholders under a request of request of the Auditing Commission of the Company, of the Statutory Auditor of the Company and a shareholder (shareholders) who has not less than 10 percent of voting shares in their possession can be made if:

- the procedure for putting forward a request to call an extraordinary meeting of shareholders established by the current legislation is not observed;

- the shareholder (shareholders) requesting to call an Extraordinary Meeting of shareholders does not possess the number of voting shares stipulated in item 1 of this Article;

- none of the issues proposed for the agenda of an Extraordinary Meeting of shareholders is not within the competence of an Extraordinary Meeting of shareholders of the Company;

- an issue proposed for the agenda does not meet the requirements of the current legislation of the Russian Federation.

10.9. The Company Board of Directors' decision to call an Extraordinary Meeting of shareholders or a motivated refusal to do so is to be sent to persons requesting its convocation not later than within 3 (three) days from the date of such decision.

10.10. In case if within the approved period the Board of Directors fails to make a decision to call an Extraordinary Meeting of shareholders or the decision is taken to refuse to do so an Extraordinary Meeting of shareholders can be called by the bodies of persons requesting its convocation. To this matter, the bodies and persons calling an Extraordinary Meeting of shareholders has the powers according to the provisions of the Federal Law "On Joint Stock Companies" and of the Articles of Association necessary to convoke and hold the General Meeting of shareholders.

In this case all expenses incurred to prepare and hold the General Meeting of shareholders may be reimbursed by the decision of the General Meeting of the shareholders at the expense of the Company.

Article 11. General Meeting of Shareholders of the Company held as an assembly (collective attendance of shareholders)

11.1. The participants are admitted into the room where the Meeting of shareholders is held by invitation cards issued at the time of preliminary registration. Seats are allocated by indication of seats in the invitation cards.

11.2. The shareholders or their representatives coming to attend the Meeting must undergo the registration. The registration of persons entitled to attend the General Meeting is carried out by the **Registrar of the Company** according to the procedure established by the Board of Directors **and this Regulation.**

11.3. **The General Meeting of shareholders is presided by** the Chairman of the board of Directors or by a person authorized for that by the Board of Directors. The Chairman of the Meeting is responsible to ensure observance of the agenda, the order of day and supervises over the working bodies of the Meeting.

If persons who are to preside at an Extraordinary General Meeting of shareholders under the provisions of the Federal Law "On Joint Stock Companies", held by the initiative of

persons entitled to make a request to call an Extraordinary General Meeting, are not present at the Meeting, the Chairman of the General Meeting will be the person who has made the decision to call an Extraordinary General Meeting (his representative) or if the decision to call the Meeting was made by several persons – one of them at their discretion.

11.4. To manage the Meeting a manager may be appointed. The manager is responsible to organize the proceedings of the Meeting according to the approved order of the day, determines the sequence of speeches, calls the speakers and puts the issues to vote.

11.5. The working bodies of the General Meeting, their numerical and personal composition is to be approved in each case by the General Meeting under the proposal of the Board of Directors of the company.

11.6. The order of day of the General Meeting of shareholders is proposed by the Board of Directors and is approved by the General Meeting.

11.7. The General Meeting is usually opened by the Chairman of the Board of Directors or by a person authorized for that by the Board of Directors of the Company.

11.8. The attending shareholders are to follow the established proceedings of Meeting. The floor for debates is given by application written notes. An application not is to contain surname, first name, patronymic name, number of votes, the item of the agenda the speaker intends to deliver a speech on, personal of the participant.

The order for submission of notes is announced by the Meeting manager at the beginning of the Meeting.

11.9. The sequence of speakers taking par in the debates is determined by the secretariat of the Meeting basing on the sequence of the receipt of notes.

11.10. The minutes of the Meeting is kept in the course of the Meeting. The minutes are taken by way of shorthand and by tape recording.

Article 12. Resolutions of the General Meeting of Shareholders of the Company

12.1. The voting right at the General Meeting of shareholders belongs to shareholders who owns ordinary shares of the Company.

12.2. A resolution of the General Meeting on an issue put to vote is adopted by a majority of shareholders votes who owns voting shares of the Company and attend the Meeting unless it is otherwise provided in the Federal Law "On Joint Stock Companies" or by the Articles of Association of the Company.

The count of votes at the General Meeting of shareholders on an issue put to vote in resolving of which the right of vote belongs to shareholders who own Company shares is carried out on all voting shares together unless it is otherwise provided by the current legislation of the Russian Federation or by the Article of Association of the Company.

12.3. Resolutions on issues indicated in subparagraphs 2.1.2., 2.1.6., 2.1.12 – 2.1.18. of item 2.1. of Article 2 of this Regulation are adopted by the General Meeting of shareholders only under a proposal of the Board of Directors of the Company.

12.4. Resolutions on issues indicated in subparagraphs 2.1.1., 2.1.2., 2.1.3., 2.1.5., 2.1.15. of item 2.1 of Article 2 of this Regulation are adopted by the General Meeting of shareholders by a majority of three fourth of votes of attending shareholders who own voting shares.

12.5. The General Meeting of shareholders is not empowered to adopt resolutions on issues beyond the approved agenda of the Meeting as well as to introduce changes to the agenda.

12.6. Resolutions adopted by the General Meeting of shareholders as well as results of voting are announced at the General Meeting where the voting was carried out or advised not later than 10 (ten) days after Minutes of the vote returns was drawn in the form of a report on vote returns to persons included in the list of persons entitled to attend the General Meeting of shareholders in the order provided for notification of calling the General Meeting of shareholders.

Article 13. Resolutions of the General Meeting of the Company shareholders taken by absentee vote (by way of circulation of resolutions)

13.1. A resolution of the General Meeting of shareholders may be passed without holding a meeting (with physical collective attendance of shareholders to debate the items in the agenda and to pass resolutions on issues put to vote) by way of absentee vote (by circulating the resolutions). **The deadline date of acceptance of ballots is then deemed the date of the General Meeting.**

13.2. The General Meeting of shareholders the following issues are in the agenda of which:

- election of members of the Board of Directors of the Company;
- election of members of the Auditing Commission of the Company;
- appointment of a Statutory Auditor of the Company;
- approval of submitted by the Board of Directors annual Report of the Company, annual accounts including profit and losses accounts of the Company;
- distribution of profits including payment (declaration) of dividend and losses of the Company;

cannot be held by absentee vote.

13.3. The General Meeting of shareholders' resolution passed by way of absentee vote (by circulating resolutions) is deemed valid if shareholders holding together more than half of voting shares of the Company took part in the vote.

13.4. The absentee vote is held with the use of ballots that meet the requirements of Article 60 of the Federal Law "On Joint Stock Companies". The date of the delivery of ballots to shareholders must be set at a date that is not later than 20 days prior the deadline date of acceptance of completed ballots by the Company.

14. Minutes of vote returns

14.1. The Returning Board draws a minutes of vote returns for the results of vote to be signed by persons authorized by the Registrar and fulfilling functions of the Returning Board.

14.2. In the Minutes of the Returning Board on vote returns of the General Meeting of shareholders the following information is to be included:

- **full corporate name and location of the Company;**
- **type of the General Meeting (annual or extraordinary);**
- **the form of the General Meeting of shareholders (a meeting of absentee vote);**
- **the date of holding the** General Meeting of shareholders;
- **venue of the** General Meeting of shareholders **held in the form of a meeting (address at which the Meeting was held);**
- **the agenda of the General Meeting of shareholders;**
- **time of the beginning and termination of registration of persons entitled to attend the** General Meeting of shareholders that was held **in the form of a meeting**
- **time the** General Meeting of shareholders that was held in the form of a meeting was opened and closed and in case the resolutions passed by the General Meeting and vote returns were announced at the Meeting, also the time the count of votes was started at;
- **the number of votes possessed by persons included in the list of persons entitled to attend the** General Meeting of shareholders in relation to each item of the agenda of the Meeting;
- **the number of votes possessed by persons attending the** General Meeting of shareholders in relation to each item of the agenda of the Meeting with indication if the quorum was present for each item;
- **the number of votes given to each option of voting ("pro", "con", "abstain") in relation to each item of the agenda of the General Meeting of shareholders which has a quorum;**
- **the number of votes on each item in the agenda of the General Meeting of shareholders put to vote that were not taken into account under the reason that relevant ballots (including the voting to the matter of specific issues) were declared invalid;**
- **full corporate name of the Registrar carrying out functions of the Returning Board, his location and names of persons authorized by him;**
- **the date of the minutes of the Returning Board on the vote returns at the General Meeting of shareholders.**

14.3. The Minutes of vote returns is to be made not later than 15 (fifteen) days after the date the General Meeting of shareholders was closed or after the deadline date for acceptance of ballots inc case of the General Meeting of shareholders was held by absentee vote.

14.4. The Minutes of vote returns is to be enclosed to the minutes of the General Meeting of shareholders.

14.5. Resolutions passed by the General Meeting of shareholders as well as vote returns are to be announced at the General Meeting of shareholders during which the vote was held or advised not later than 10 (ten) days after Minutes of the vote returns was drawn in the form of a report on vote returns to persons included in the list of persons entitled to attend the General Meeting of shareholders in the order provided for notification of calling the General Meeting of shareholders.

14.6. In the Report on the vote returns of the General Meeting of shareholders the following is to be indicated:

- **full corporate name and location of the Company;**
- **type of the General Meeting (annual or extraordinary);**
- **the form of the General Meeting of shareholders (a meeting of absentee vote);**
- **the date of holding the** General Meeting of shareholders;
- **venue of the** General Meeting of shareholders **held in the form of a meeting (address at which the Meeting was held);**
- **the agenda of the General Meeting of shareholders;**
- **the number of votes possessed by persons included in the list of persons entitled to attend the** General Meeting of shareholders in relation to each item of the agenda of the Meeting;
- **the number of votes possessed by persons attending the** General Meeting of shareholders in relation to each item of the agenda of the Meeting with indication if the quorum was present for each item;
- **the number of votes given to each option of voting ("pro", "con", "abstain") in relation to each item of the agenda of the General Meeting of shareholders which has a quorum;**
- **the wording of resolutions passed the General Meeting in relation to each item in the agenda of the General Meeting;**
- **full corporate name of the Registrar carrying out functions of the Returning Board, his location and names of persons authorized by him;**
- **names of the Chairman and the Secretary of the General Meeting of shareholders.**

The Report on the vote returns of the General Meeting of shareholders is to be undersigned by the Chairman and by the Secretary of the General Meeting.

14.7. In case the agenda of the General meeting of shareholders contains an item on an approval of a transaction that involves an interest the Minutes of the General Meeting, the Minutes of the Returning Board on the vote returns at the General Meeting and in the Report on the vote returns at the General Meeting the following is t be indicated:

- **the number of votes possessed by all persons included in the list of persons entitled to attend the General Meeting who have no interest in the transaction to be made by the Company, in relation to this agenda item;**

- **the number of votes possessed by persons who has no interest in the transaction to be made by the Company attending the General Meeting of shareholders;**
- **the number of votes given in relation to this agenda item for each option of voting ("pro", "con" and "abstain").**

Article 15. Minutes of the General Meeting of the Company

15.1. The Minutes of the General meeting of shareholders is to be made not later than 15 days after the Meeting was closed in two copies. Both copies are to be signed by the person presiding at the General Meeting of shareholders and by the Secretary of the General Meeting.

15.2. The Minutes of the General Minutes of shareholders is to contain:

- **full corporate name and location of the Company;**
- **type of the General Meeting (annual or extraordinary);**
- **the form of the General Meeting of shareholders (a meeting of absentee vote);**
- **the date of holding the** General Meeting of shareholders;
- **venue of the** General Meeting of shareholders **held in the form of a meeting (address at which the Meeting was held);**
- **the agenda of the General Meeting of shareholders;**
- **time of the beginning and termination of registration of persons entitled to attend the** General Meeting of shareholders that was held **in the form of a meeting**
- **time the** General Meeting of shareholders that was held in the form of a meeting was opened and closed and in case the resolutions passed by the General Meeting and vote returns were announced at the Meeting, also the time the count of votes was started at;
- **mailing address (addresses) which completed ballots were sent to in case of the General Meeting held in the form of absentee vote as well as in case of the General Meting held in the form of a meeting if voting on items in the agenda of the General Meeting could be carried out by mailing completed ballots;**
- **the number of votes possessed by persons included in the list of persons entitled to attend the** General Meeting of shareholders in relation to each item of the agenda of the Meeting;
- **the number of votes possessed by persons attending the** General Meeting of shareholders in relation to each item of the agenda of the Meeting with indication if the quorum was present for each item;

- **the number of votes given to each option of voting ("pro", "con", "abstain") in relation to each item of the agenda of the General Meeting of shareholders that has a quorum;**
- **the wordings of resolutions passed the General Meeting in relation to each item in the agenda of the General Meeting of shareholders;**
- **full corporate name of the Registrar carrying out functions of the Returning Board, his location and names of persons authorized by him;**
- **names of the Chairman and the Secretary of the General Meeting of shareholders.**
- **main points of argument of speakers and names of persons who spoke on each item in the agenda of the General Meeting held as a meeting;**
- **the Chairman and the Secretary of the General Meeting of shareholders;**
- **the date the Minutes of the General Meeting of shareholders was made.**

15.3. **The following papers are to be attached to the Minutes of the General Meeting of shareholders:**

- **Report on the vote returns at the General meeting of shareholders;**
- **papers passed or approved by a resolution of the General meeting of shareholders.**

(82 – 4592)

Statute of the
Audit Committee of JSC "Aeroflot"

(edition №3)

Moscow, 2002.

Contents:

This regulation determines the order of Audit Committee of Joint Stock Company "Aeroflot - Russian Airlines" (the Company) performance.

Article 1. General purposes of the Company's Audit Committee.

1.1. The Company's Audit Committee exercises control over financial and production performance of the Company, its divisions and services, subsidiaries and representatives. The control, exercised by the Audit Committee, includes comprehensive and operative examination and audit of the Company's financial and production performance, analyzing the results with special concern about fairness of accounting and financial reports, efficiency determination and accordance of financial and production operations held in the Company to norms and legal acts of the Russian Federation, decisions of the General Meeting of Shareholders and the Board of Directors of the Company.

The complex of activities on exercising control may include consulting on the questions of financial and production performance organization and control over fulfilling the requirements of Auditing Commission ordering documents on the results of held examination and audit.

The Audit Committee is entitled to exercise complex and operative examination and audit of financial and production performance of subsidiaries and other companies in which the Company by virtue of its prevalent participation in authorized capital or by any other possibility has power to exercise control over the decisions, taken by such companies, pursuant to all the requirements of the Russian Federation legislation.

1.2. The Company's Audit Committee follows the Russian Federation legislation, the Company's Charter, the decisions of the General Meeting of Shareholders and this regulation.

1.3. The Audit Committee is accountable to the Company's General Meeting of Shareholders. On discovering the facts of its unfair work, the Company's General Meeting of Shareholders is entitled to reelect its members or the whole composition of the Audit Committee ahead of time of suspending its authority.

Article 2. Composition and election order of the Company's Audit Committee.

2.1.The number of Audit Committee members is 5 persons. The Audit Committee is elected for the term to **the next annual General Meeting of Shareholders. Persons, elected in the**

composition of the Company's Audit Committee may be reelected for a new term infinite number of times. If one of members of the Auditing Commission leaves ahead of set for his authority term, a new member may be elected by the General Meeting of Shareholders for the rest period.

2.2. The Audit Committee shall not include members of the Board of Directors, members of the Managing Board, General Director, members of the Accounting Commission of the Company.

2.3. The Audit Committee is elected by the General Meeting of Shareholders. A candidate is deemed elected if owners of more than 50 percent of the Company's voting shares, present at the General Meeting of Shareholders, voted for him. If the number of candidates, which are voted by the owners of more than 50 percent voting shares, present at the General Meeting of Shareholders, exceeds the prescribed numerical composition of the Company's Audit Committee, than 5 candidates collected the maximum number of voices are deemed elected.

Shares, possessed by members of the Company's Board of Directors or by persons, filling positions in the managing bodies of the Company, shall not participate in voting on election of members of the Audit Committee.

Article 3. Functions of the Company's Audit Committee.

3.1. The Audit Committee exercises complex and operative examination and audit of the financial and production performance of the Company. Complex and operative examination and audit pursuant to requirements and terms, determined by this Regulation, may be exercised on the instruction of the General Meeting of Shareholders, the Board of Directors, shareholders (a shareholder), possessing totally at least 10 percent of the Company's voting shares, and also pursuant to initiative of the Company's Audit Committee itself.

Operative examination and audit consist of examination and audit of keeping financial and production discipline, efficiency of money and material resources usage, state of bookkeeping and accounting, availability of money resources and values, working out recommendations on liquidating the terms of arising drawbacks in financial and production performance of the Company. Operative examination and audit may be exercised regarding the Company, its structural divisions.

Complex examination of the financial and production performance of the Company is held at least once a year.

The results of held examination and audit are formed by Company's Audit Committee acts and reports, which copies in appropriate cases are forwarded to the executive bodies of the Company, the

Board of Directors or the General Meeting of Shareholders. The chairman of the Audit Committee keeps originals of Audit Committee acts and reports.

On results of the Company's financial and production performance examination the Company's Audit Committee works out a report that shall include:

- confirmation of fairness of the data, given in reports and other financial documents of the Company;
- information about facts of violating order of bookkeeping and presenting financial reports, imposed by the Russian Federation legislation, and also the Russian Federation norms and legal acts on making financial and production performance by the Company.

3.2. Performing its functions, the Company's Audit Committee may exercise the following activities:

- examination of financial and bookkeeping documentation of the Company, reports on the property inventory of the commissions, comparison the given documents with the data of original bookkeeping;
- examination of legality of concluded by the Company agreements, transactions, settlements with contracting parties;
- analysis of accordance of bookkeeping and accounting to the existing normative regulations;
- examination of timeliness and correctness of tax deduction and other obligatory payments;
- examination of timeliness and correctness of charge and payment of dividends per shares, interests on bonds, paying off other liabilities;
- examination of correctness of composition of the Company's balance sheet, reporting documentation for tax bodies, statistic bodies, government bodies;
- examination of competence of decisions, taken by the Company's executive bodies, their accordance to the Company's Charter and decisions of the General Meeting of Shareholders.

Article 4. Rights and competence of the Company's Audit Committee.

4.1. The Audit Committee with aim to perform its functions appropriately has the right:

- to request and receive from the Company's Managing bodies, its divisions and services **and also from** persons, exercising managing functions in the Company all the documents and materials, which are necessary to the Audit Committee, in term of at least 5 days after submitting an appropriate **letter of inquiry**;

- to request pursuant to the order, set by the Russian Federation legislation, from empowered persons and bodies of the Company to call the meetings of Managing board, the Board of Directors, the General Meeting of Shareholders in cases, which request the decisions on the questions that are in competence of given Company's managing bodies;
- to request personal explanations from the Company's employees, including persons, exercising managing functions in the Company, on questions that are in competence of the Audit Committee;
- to engage specialists and experts to perform its work, that are not in the staff , concluding contracts with them at the expense of the Company;
- to inform the Board of Directors in the written form about all the cases of refusal of the Company's employees, including persons, exercising managing functions in the Company, to submit requested documents, materials and personal explanations;
- to bring up a question to the Board of Directors and executive bodies of the Company about responsibility of employees, including persons, exercising managing functions in the Company, in the case of violating Russian Federation legislation, the Company's Charter and internal administrative documents.

In a case of proved violation the Company's Audit Committee is entitled to demand that the Company's Board of Directors and executive bodies should take relevant measures to remove the violations in certain terms.

4.2. The Audit Committee does not have the right to cancel the decisions of the Company's Board of Directors and executive bodies, however it is entitled in a case of arising a considerable threat to the Company's interests or revealing serious abuses, made by persons, exercising managing functions in the Company, to demand that an extraordinary General Meeting of Shareholders should be called in the order, imposed by the Russian Federation legislation and the Company's Charter.

In a case of revealing such serious violations in the Company's General Director activities the Audit Committee shall inform the Board of Directors that is entitled to suspend the authority of the Company's General Director until calling an extraordinary General Meeting of Shareholders at the request of the Audit Committee.

4.3. The Company's Audit Committee has its own form with its requisite.

4.4. Members of the Auditing Commission **shall** participate in the Company's General Meeting of Shareholders and **have the right** to participate in the Board of Directors and Managing board meetings on deeming the questions, belonging to their competence.

4.5. The Company's Board of Directors, executive bodies shall render all the necessary assistance to the Auditing Commission activity.

Article 5. Duties of the Company's Audit Committee.

5.1. On conducting examination and audit members of the Company's Audit Committee shall study properly all the documents and materials related to the subject of examination and audit. If the facts, reflected in acts, reports or other documents, do not answer the truth, members of the Audit Committee are brought to account in the order, provided for by the Russian Federation legislation.

5.2. The Company's Audit Committee shall:

- inform the General Meeting of Shareholders, the Board of Directors, the Company's executive bodies in proper time about the results of conducted examination an audit in form of conclusions, acts written reports, reporting notes, statements at the Company's managing bodies meetings;
- request to call an extraordinary General Meeting of Shareholders in a case and order, imposed by the Russian Federation legislation, the Company's Charter and **p.4.2**. of this Regulation.

5.3. The Audit Committee shall at least 2 months prior to the date of holding the annual General Meeting of Shareholders of the Company start examining financial and production performance of the Company, auditing the data, including in the annual accounting report, profit and loss account and other documents, concerning financial and production performance, intended to submission at the annual General Meeting of Shareholders of the Company. The Audit Committee submits to the Company's Board of Directors its report on the results of examining financial and production activities of the Company at least **40** days prior the date of holding the annual General Meeting of Shareholders. Annual accounting reports, profit and loss accounts of the Company shall not be submitted to the General Meeting of Shareholders approval without the Audit Committee report.

5.4. Members of the Company's Audit Committee shall keep the commercial secrets, information which are confidential and to which members of the Audit Committee get access on exercising their functions.

Article 6. Meetings of the Company's Audit Committee.

6.1. Consideration of the questions of the Audit Committee activity takes place at its meetings. The Company's Audit Committee meetings are held pursuant to the approved plan and also before starting examination or audit and on their results.

6.2. The Audit Committee meetings are called at the initiative of the Audit Committee Chairman or a person, empowered by the Audit Committee Chairman. A member of the Company's Audit Committee may request to call an extraordinary Audit Committee meeting in a case of revealing violations which request immediate decisions of the Company's Audit Committee.

6.3. The Audit Committee meetings are authorized if at least one have of its members are present.

6.4. Decisions, acts, reports of the Company's Audit Committee are taken and approved by a majority voting of its members, present at the meeting. If the number of votes of members of the Audit Committee the Chairman's vote is deemed casting.

At the Audit Committee meetings the minutes of a meeting are kept. A member (members) of the Audit Committee in a case of his disagreement is entitled to put his special opinion in the minutes of a meeting. Minutes of the Audit Committee meetings shall be available for shareholders to be considered.

6.5. The Audit Committee elects a chairman and a secretary from its composition.

The Chairman of the Audit Committee forms agendas of the Audit Committee meetings and represents the Audit Committee at the Company's General Meetings of Shareholders, the Board of Directors, Managing board meetings and other instances, signs documents on behalf of the Audit Committee.

The Secretary of the Audit Committee keeps records of the Commission, organizes keeping minutes and meetings, informs addressees of the decisions, acts, reports, attests copies of the Company's Audit Committee documents.

Article 7. Concluding regulations.

7.1. Activities, conducted by the Company's Audit Committee are financed at expense of resource, allocated for these purposes by the Company.

7.2. An order and amount of remuneration and compensation, paid to members of the Audit Committee **in a period of performing their obligations**, are set by a decision of the Company's General Meeting of Shareholders.

(82 – 4592)

Statute
of the Board of Directors
# of JSC "Aeroflot"

(edition №3)

Moscow, 2002.

Contents.

The Board of Directors of Joint Stock Company "Aeroflot - Russian Airlines" (further the Company) is formed pursuant to the Russian Federation legislation and the Company's Charter. The Board of Directors performance shall correspond to norms and legal acts of the Russian Federation, the Company's Charter, decisions of the General Meeting of Shareholders and this Regulation.

The Board of Directors is a supreme managing body of the Company during a period between the General Meetings of Shareholders.

Article 1. Aims and purposes of the Company's Board of Directors.

The Board of Directors supervises general activities of the Company, except making decisions on the questions, related to the General Meeting of Shareholders competence.

The main purposes of the Board of Directors are:

1. To determine the Company policy aimed at increasing profit gained from the Company activities.

2. To work for welfare of the Shareholders, to control fulfillment of corporate programs.

3. To fulfill the programs of the Company's development approved by the Shareholders.

4. To control performance of the Company's Managing board and General Director.

5. To inform the Shareholders about results of the audit of the Company's financial state.

6. To submit to the Shareholders questions related to the General Meeting competence **pursuant to Federal law "On Joint Stock Companies" and the Company's Charter.**

7. To deem and approve the Company's business plan.

8. To determine the order of distributing profit and the order of covering losses.

9. To work out the Company's dividend policy, determine and submit proposals to the General Meeting of **Shareholders** on the amount of dividends per share **and the order of payment**.

10. To approve and control the Company annual budget fulfillment.

11. To deem and preliminary approve projects of annual reports, **annual accounting reports**, profit and loss accounts of the Company.

12. To deem reports on the results of audit, Auditing commission reports, and to submit documents on the results of audit, held by the auditor and Auditing commission to the Company Shareholders.

13. To propose the auditor's appointment to the General Meeting of Shareholders.

14. To determine the securities issue policy of the Company.

15. To approve a specialized Company's Registrar, the terms of agreement and cancellation of agreement with him.

Article 2. Election and composition of the Company's Board of Directors.

The Board of Directors is elected by the annual General Meeting of Shareholders pursuant to Federal law "On Joint Stock Companies" and the Company Charter for the period to the following annual General Meeting of Shareholders.

Numerical composition of the Board of Directors is determined by the General Meeting of Shareholders **in number** at least 9 persons.

If the annual General Meeting of Shareholders was not held within a period set in the point 16.1 of the Article 16 of the Company's Charter, The Board of Directors authority is suspended, except the authority to prepare, call and hold the Annual General Meeting of Shareholders.

A person, elected to the Board of Directors composition may be reelected unrestrictedly.

A member of the Board of Directors shall be a natural person. A member of the Board of Directors needs not to be a Shareholder of the Company.

Members of the Company Board of Directors are elected by cumulative voting.

During cumulative voting, the number of votes, belonging to each Shareholder multiplies by the number of persons to be elected in the Company Board of Directors, thus a Shareholder has a right to give his votes entirely for one candidate or distribute them among two ore more candidates.

Candidates, collected the most number of votes is considered elected in the Board of Directors composition.

Pursuant to the decision of the General Meeting of Shareholders, authority of any member (all the members) of the Board of Directors may be suspended ahead of time.

Members of the Company's Managing board shall not compose more than one fourth of the Company's Board of Directors. The Company General Director shall not be the Chairman of the Company Board of Directors at the same time.

The Russian Federation representatives in the Board of Directors, elected by the General Meeting of Shareholders, shall follow norms and legal acts of the Russian federation, determining the order of the Russian Federation representatives' performance in managing bodies of Joint Stock Companies.

Supervision of the Board of Directors performance is exercised by the Chairman of the Board of Directors elected at the Board of Directors meeting from its members **by a majority vote from the total number of Members of the Board of Directors.**

The Board of Directors is entitled any time to reelect its Chairman by a majority vote from the total number of the members of the Board of Directors.

Article 3. Quorum and decision making by the Company's Board of Directors.

The presence of at least half of elected members of the Company's Board of Directors is considered quorum for holding the Board of Directors meeting. If the number of members of the Board of Directors is **less than a number, composing this quorum, the Board of Directors shall take a decision about holding the extraordinary General Meeting of Shareholders** for electing a new composition of the Company's Board of Directors. The rest of the members of the Board of Directors are entitled to make decisions only about such an extraordinary General Meeting of Shareholders.

The decisions on the Company's Board of Directors meeting are taken by a majority vote of **the members of the Board of Directors, participating in the meeting** if other is not imposed by Federal law "On Joint Stock Companies" and the Company's Charter.

When making decisions on the Board of Directors meeting each member of the Board has one vote. The vote of the Chairman of the Board of Directors is deemed, as a casting vote, if the number of votes of the members of the Company's Board of Directors is equal when making decisions.

Passing the vote of a member of the Board of Directors to another person, including another member of the Board of Directors is not allowed.

The decisions of the Board of Directors may be taken in absentia (by questioning). The order of holding the voting in absentia (questioning) is determined by "Rules Of Procedure And Regulations Of The Company's Board of Directors Meeting ", approved by the Company's Board of Directors.

Article 4. Competence of the Company's Board of Directors.

The competence of the Company's Board of Directors includes questions of the Company's general supervision, except questions, related to the General Meeting of Shareholders competence.

The following questions are related to the competence of the Board of Directors:

1) determination of priority directions in the Company's activity;

2) call of annual and extraordinary General Meeting of Shareholders of the Company, excluding the cases, provided for in **point 18.7 of Article 18 of the Company Charter**;

3) approval of the agenda of the General Meeting of Shareholders;

4) determination of the date of composing the list of **persons** who have the right to participate in the General Meeting and other questions, related to the Board of Directors competence, connected with preparing and holding the General Meeting of Shareholders;

5) submission of questions, provided for by subpoints 2,6,13-20 of point 16.8 of Article 16 of JSC "Aeroflot" Charter for decision to the General Meeting of Shareholders.

6) increase in the **Company's** authorized capital by the placement of additional shares, except **placement of additional shares by closed subscription and placement by open subscription of ordinary shares that account for more than 25 percent of earlier placed ordinary shares, which are placed according to the General Meeting of Shareholders decision pursuant to p.11.11 of the Company's Charter,** and making amendments respectively in the Company's Charter;

7) placement of bonds and other issued securities of the Company;

8) placement of the Company's bonds, converted into shares and other issued securities, converted into shares, if it is provided for by the Charter, excluding placement of bonds, converted into shares and other issued securities, converted into shares, which are placed according to the General Meeting of Shareholders decision pursuant to the p.11.11.of the Charter.

9) determination of the **price (in money terms)** of the property, **the price of placement and buyout of the issued securities**;

10) purchase of placed Company shares, bonds and other securities **in the cases, provided for by Federal law FZ "On Joint Stock Companies" and the Company's Charter;**

11) appointment of members of the Managing board and ceasing their authority ahead of time pursuant to the Company General Director proposals.

12) determination of the amounts of remuneration and compensation, paid to the members of the Managing board;

13) approval of candidatures of Deputies General Director of JSC "Aeroflot";

14) recommendations on the amount of remuneration and compensation, paid to members of the Company's Auditing Commission and members of the Board of Directors, and also determination of the amount of payments for the auditor's service;

15) recommendations on the amount of dividends per share and the order of payment;

16) utilization of reserve and other Company's funds;

17) approval of internal Company's documents, except internal documents, which approval is related to the General Meeting of Shareholders competence, and other Company's internal documents, which approval is related by the Charter to the Company's executive bodies competence.

18) foundation of subsidiaries, open representatives of the Company and their liquidation;

19) making amendments in the Company's Charter, related to foundation of subsidiaries, opening representatives of the Company and their liquidation;

20) making decisions about founding branches and Company's participation in other organizations, **except the cases, provided for by the subpoint 17 of point 16.8 of the Company's Charter**;

21) **approval of large-scale deals (including borrowing, credit, mortgage, guarantee) or several interrelated deals which subject is property with value from 25 (twenty five) to 50 (fifty) percent of book value of the Company's assets, in the order, provided for by Article 79 of Federal law "On Joint Stock Companies", and also deals of bargain and sale of aircrafts, long-term lease with the following property rights transfer, mortgage of aircrafts as a security of financing and refinancing of credits;**

22) approval of large-scale deals, determined by chapter XI of Federal law "On Joint stock Companies";

23) approval of a specialized Registrar of the Company, the terms of agreement and cancellation the agreement with him;

24) approval of the plan of production, commercial, financial and economic activity and the budget, including the Company's capital investment expenditures.

25) suspending the authority of General Director and his Deputies;

26) formation of a temporary individual executive body of the Company until holding an extraordinary General Meeting of Shareholders in the cases provided for by p.21.7 of the Charter;

27) determination of the possibility of presence of guests. Mass media representatives and other persons at the General Meeting of Shareholders;

28) other questions, provided for by Federal law "On Joint Stock Companies" and the Charter of JSC "Aeroflot".

The questions, related to the Board of Directors competence shall not be transferred to the Company executive bodies' decision.

Article 5. Meeting of the Company's Board of Directors.

The Board of Directors meetings are held as required, but at least once a month. One of the meetings of the Board of Directors (annual meeting) is held at least **30 days prior to the date of holding the annual General Meeting of Shareholders** to deem the project of the Company's annual accounting report, profit and loss account, distributing profit (losses), auditor's report, Auditing Commission report on the last year results.

The Board of Directors **meeting** is called by the Chairman of the Board of Directors at his own initiative or by his representative. Meetings of the Board of Directors may be called at a demand of a member of the Board of Directors, the Company's Auditing Commission, the Company's auditor, the Company's Managing board, the Company's General Director and also the Shareholders, possessing at least 10% of the Company's voting shares.

A notification about holding the Meeting is forwarded to the Members of the Board of Directors in written form by post, fax or with a courier at least 7 days prior to holding the meeting. The notification includes agenda of the meeting. All the necessary **materials**, related to the agenda are attached to the notification.

A written opinion of the member of the Company's Board of Directors, the absentee at the Meeting of the Board of Directors, is considered when determining the quorum and the results of voting on the questions of the agenda.

The Board of Directors meetings are held, as a rule, at the place of the Company's location. Date, time and place of holding, preliminary agenda of the Board of Directors meeting are determined by the decision of the previous Company's Board of Directors meeting.

Each member of the Board of Directors has the right to invite specialists or experts without voting right to the meeting.

Reports of the members of the Board of Directors about their work, made on the instruction of the Board of Directors on behalf of the Company, shall be listened at the Board of Directors meetings.

Article 6. Agenda and minutes of the meetings of the Company's Board of Directors.

The agenda of the Board of Directors meeting shall include the questions for submitting to the shareholders, possessing totally at least 2 % of ordinary shares, members of the Board of Directors, Audit Commission, Managing Board, the Company's auditor and General Director. The agenda of the Board of Directors meeting is formed by the Executive Secretary of the Board of Directors with agreement of the Chairman of the Board of Directors or the Members of the Board of Directors, empowered by the Chairman of the Board of Directors.

Minutes are kept at the Board of Directors meeting. Minutes are signed by the Chairman of the meeting, who is responsible for a correct composition of the minutes, and the Secretary of the Meeting. The Minutes of all the Board of Directors meetings shall be available for consideration of any Company's Shareholder.

The minutes of the Board of Directors meeting is composed and forwarded to each member of the Board of Directors at least 3 (three) days after holding.

The minutes include the following:

- place and time of holding;

- persons, present at the meeting;

- agenda of the meeting;

-questions to be voted and the results of voting;

- taken decisions.

Article 7. Authority of the Members of the Company Board of Directors.

The Chairman of the Board of Directors is official and plenipotentiary representative of the Company's Board of Directors in all the instances. At his absence the Chairman may empower another member of the Board of Directors to realize his authority.

The members of the Board of Directors are entitled to act on behalf of the Board of Directors only having an appropriate order, registered in the minutes of the Board of Directors meeting.

Any member of the Board of Directors or a person, acting on behalf of him, has the right to become familiar at the first demand with the process of keeping accounting documentation and financial reports of the Company. He may also check correctness of making and registering any economic operation.

The members of the Board of Directors are not entitled to act on behalf of the Company without a special authority. The Board of Directors gives the authority on behalf of it. The decision of giving authority shall be public and shall be taken by a majority vote of the Directors and included into the minutes of the meeting.

The Company's Board of Directors has a registration form with its full name. The right to sign documents on the registration form of the Board of Directors has the Chairman of the Board or a person, empowered by him, and also the Executive Secretary of the Board of Directors in part of forming extracts from the approved minutes of the Company's Board of Directors meetings.

Article 8. Responsibility of the Members of the Company's Board of Directors.

The members of the Board of Directors shall exercise their authority to act in the interests of the Company, exercise their rights and perform the duties, regarding the Company, conscientiously and sensibly.

The members of the Board of Directors are responsible for the Company's losses, caused to the Company by their guilty action (inaction). The members of the Board of Directors who voted against the decision, led to the losses for the Company, or who did not participate in the voting are not responsible.

When determining the foundation and size of responsibility of the members of the Board of Directors the routine practice of business or other events, related to the deal, are taken into account.

If, pursuant to Regulations of this Article, several persons are responsibility, they bear joint responsibility for the Company.

The members of the Board of Directors are responsible to the Company in the amount of losses, caused to the Company, if they are considered persons, interested in making a deal, determined in the order, provided for by the Company's Charter and they did not keep the demands of the order when making a deal.

The representatives of the state or a municipal formation in the Board of Directors bear the responsibility, imposed by this Article along with other members of the Board of Directors.

Article 9. Remuneration and compensation to the Members of the Company's Board of Directors.

During a period of performing their duties the Members of the Board of Directors are compensated expenses, related to exercising of authority of the members of the Board of Directors, and they are paid remuneration in the amount and the order, determined by the Company's General Meeting of Shareholders. Representatives of the Russian Federation in the Company's Board of Directors may be compensated the expenses, related to perform duties of the members of the Company's Board of Directors if it corresponds to Federal law " On Foundations Of Public Service in Russian Federation".

Article 10. Committees and Secretariat of the Company's Board of Directors.

The Board of Directors may establish if necessary permanent or temporary committees from its members or other employees of the Company to decide certain questions. Committees, established permanently, shall be included into the staff schedule of the Company.

The Company's Board of Directors appoints the Executive Secretary, who keeps minutes of the General Meeting and the Board of Directors meeting. Keeping the affairs of the Board of Directors is exercised by the personnel, headed by the Executive Secretary of the Board of Directors. The Executive Secretary of the Board of Directors provides preparation and holding of the Board of Directors meeting, keeps the affairs of the General Meeting of Shareholders and Board of Directors. Personnel of the Board of Directors are appointed by the General Director's order pursuant to the Company's staff schedule. The appointment of the Executive Secretary of the Board of Directors is formed by the General Director's order pursuant to the Company's staff schedule. The Executive Secretary of the Board of Directors follows the Russian Federation legislation, the Company's Charter, this Regulation and job description, approved by the Chairman of the Board of Directors on the proposal of Company's General Director. Personnel of the Board of Directors and actions held by the Board of Directors are financed by resources allocated by the Company for these purposes.

Form of the meeting – Extraordinary general meeting of shareholders
Place of meeting: Bld.6, 1, Sheremetyevo – 1, Moscow, 103340
Date and time of EGM : November 22, 2003, 10 a.m.

03 DEC -5 AM 7:21

Ballot # 1 For voting on the question # 1 of Agenda

Register # of participant:
Quantity of voices at the cumulative voting:

Ballot # 1 For voting in question 1 of Agenda

1. The question of Agenda: Approval of the order of day, the voting procedure, composition of steering bodies of the extraordinary general meeting of shareholders.

For voting ion this question You have to choose one of offered below variants with mark in square near with it. You have right to choose only one variant for voting except cases when voting in accordance with instructions of persons who owned shares after the composition the list of persons who have right to take part in EGM. .

Agree	
Against	
Abstained	

This table fills in case if it was transmission of shares to one or several persons after the date of composition the list of persons who have right to take part in EGM except following cases:

- **All the shares were given to one person who gave instructions for voting by his shares.**
- **All the shares were given to several persons who gave coincide between all of them instructions for voting.**

Quantity of voices given for variant of voting:	**Mark one of squares below that meets cases mentioned in right column:**	**Reason for voting:**
		Voting occurs in accordance with instructions of acquirers of shares, transferred after the date of composition of the list of persons who have right to take part on EGM.
		Voting occurs in accordance with power of attorney which was given for shares transferred after the date of composition of the list of persons who have right to take part on EGM.
		Voting occurs with the rest part of shares because the other part of shares transferred after the date of composition of the list of persons who have right to take part on EGM.

Name of shareholder (representative)　　　　Signature of shareholder (representative)

Attention!
Voting Ballot has to be signed by shareholder or by representative of shareholder. Voting on EGM occur only with sent by mail Ballots.

Shareholders (their representatives) may send or give by themselves filled in and signed ballots by the address: JSC "Aeroflot", 37 Bld.9, Leningradsky prospect, Moscow, 125167.

In cases when voting procedure occurs with power of attorney by sending by post to the addresses mentioned above it is necessary to enclose power of attorney or it's notarized copy to the voting ballots.

At the determination of the quorum of EGM and summing up the results of EGM only ballots received not later than before two days before the date of EGM taking into account.

In case if You gave your own shares after the date when the list of participants was composed You are oblige to give to each acquirer power of attorney with mentioned in it the quantity of shares for voting on general meeting or to vote by yourself in accordance with instructions from acquirers of these shares. Mentioned rule is pertinent to each following case of transmission of shares.

It is necessary to follow regulations:

1) If in voting Ballot it were mentioned more than one variant of voting so the fields contains the quantity of voices that are given for each voting variant it must be mentioned the quantity of voices given for exact

variant of voting and it must be marked that the voting occurs in accordance with instructions of acquirers of shares that were transferred after the date of composition of the list of EGM participants.

2) Person who votes with power of attorney given in respect of the shares, that were given after the date of composition of list of persons who have right to take part in EGM have to mark that voting occurs with the power of attorney given concerning the voting shares in the field of Ballot for mention of the quantity of shares

3) In case if after the date when the list of participants of EGM was composed not all the shares were given the person who votes have to mark in the field of Ballot for the quantity of voices have to write that part of voices was given after composition of the list of participants of EGM.

Form of the meeting – Extraordinary general meeting of shareholders
Place of meeting: Bld.6, 1, Sheremetyevo – 1, Moscow, 103340
Date and time of EGM : November 22, 2003, 10 a.m.

Ballot # 2 For voting on the question # 2 of Agenda

Register # of participant:
Quantity of voices at the cumulative voting:

Ballot # 2 For voting in question 2 of Agenda

1. The question of Agenda: **On termination of power of acting of the members of Board of Directors**

For voting ion this question You have to choose one of offered below variants with mark in square near with it. You have right to choose only one variant for voting except cases when voting in accordance with instructions of persons who owned shares after the composition the list of persons who have right to take part in EGM. .

Agree	
Against	
Abstained	

This table fills in case if it was transmission of shares to one or several persons after the date of composition the list of persons who have right to take part in EGM except following cases:

- **All the shares were given to one person who gave instructions for voting by his shares.**
- **All the shares were given to several persons who gave coincide between all of them instructions for voting.**

Quantity of voices given for variant of voting:	**Mark one of squares below that meets cases mentioned in right column:**	**Reason for voting:**
		Voting occurs in accordance with instructions of acquirers of shares, transferred after the date of composition of the list of persons who have right to take part on EGM.
		Voting occurs in accordance with power of attorney which was given for shares transferred after the date of composition of the list of persons who have right to take part on EGM.
		Voting occurs with the rest part of shares because the other part of shares transferred after the date of composition of the list of persons who have right to take part on EGM.

Name of shareholder (representative) Signature of shareholder (representative)

Attention!
Voting Ballot has to be signed by shareholder or by representative of shareholder. Voting on EGM occur only with sent by mail Ballots.

Shareholders (their representatives) may send or give by themselves filled in and signed ballots by the address: JSC "Aeroflot", 37 Bld.9, Leningradsky prospect, Moscow, 125167.

In cases when voting procedure occurs with power of attorney by sending by post to the addresses mentioned above it is necessary to enclose power of attorney or it's notarized copy to the voting ballots.
At the determination of the quorum of EGM and summing up the results of EGM only ballots received not later than before two days before the date of EGM taking into account.

In case if You gave your own shares after the date when the list of participants was composed You are oblige to give to each acquirer power of attorney with mentioned in it the quantity of shares for voting on general meeting or to vote by yourself in accordance with instructions from acquirers of these shares. Mentioned rule is pertinent to each following case of transmission of shares.

It is necessary to follow regulations:

1) If in voting Ballot it were mentioned more than one variant of voting so the fields contains the quantity of voices that are given for each voting variant it must be mentioned the quantity of voices given for exact variant of voting and it must be marked that the voting occurs in accordance with instructions of acquirers of shares that were transferred after the date of composition of the list of EGM participants

2) Person who votes with power of attorney given in respect of the shares, that were given after the date of composition of list of persons who have right to take part in EGM have to mark that voting occurs with the power of attorney given concerning the voting shares in the field of Ballot for mention of the quantity of shares

3) In case if after the date when the list of participants of EGM was composed not all the shares were given the person who votes have to mark in the field of Ballot for the quantity of voices have to write that part of voices was given after composition of the list of participants of EGM.

Form of the meeting – Extraordinary general meeting of shareholders
Place of meeting: Bld.6, 1, Sheremetyevo – 1, Moscow, 103340
Date and time of EGM : November 22, 2003, 10 a.m.

Ballot # 3 For voting on the question # 3 of Agenda

Register # of participant: * **Quantity of voices at the cumulative voting:**

Question of Agenda: **"Election of eleven (11) members of the Board of Directors from following candidates"**

Distribution of voices

1.	**Antonov Vladimir Nikolaevitch** - First Deputy General Director of JSC "Aeroflot"	1.	
2.	**Braverman Alexander Arnoldovitch** - Secretary of State, First Deputy Minister of Property Relations of the Russian federation	2.	
3.	**Butrin Michael Robertovich** - First Deputy Minister of Finance of the Russian Federation	3.	
4.	**Viyazalov Sergey Iurievitch** - First Deputy Minister of Finance of the Russian Federation	4.	
5.	**Goryatchev Vladimir Sergeevitch** - Chief of a Department of the Ministry of Transport of the Russian Federation	5.	
6.	**Danilitsky Anatoly Antonovich** - Deputy Chairman of Board of Management, First Deputy Chairman of Board of Management of "National Reserve Bank" commercial bank	6.	
7.	**Dushatin Leonid Alekseevich** - Deputy Chairman of Board of Management, member of the Board of Management of "National Reserve Bank" commercial bank	7.	
8.	**Zurabov Alexander Iurievitch** - Chairman of the Board of Directors – President of JSC "Aeroflot"	8.	
9.	**Isaev Iury Olegovitch** - Deputy Minister of Economic Development and Trade of the Russian Federation	9.	
10.	**Kornilov Georgy Victorovitch** - Deputy Chief of the Department of the Federal Security Service of the Russian Federation	10.	
11.	**Lebedev Alexander Evgenyevich -** President. Chairman of Board of Management of "National Reserve Bank" commercial bank	11.	
12.	**Moshkov Gennady Iurievitch** - Deputy Minister of Transport of the Russian Federation	12.	
13.	**Neradko Alexander Vasilievitch** - First Deputy Minister of Transport of the Russian Federation	13.	
14.	**Okulov Valery Mikhailovitch** - General Director of JSC "Aeroflot"	14.	
15.	**Finger Grigoty Moiseevitch** - Managing Director of the Moscow Representative Office of NCH Advisors, Inc		
16.	**Shaposhnikov Eugeny Ivanovitch** - Assistant to the President of the Russian Federation	16.	

The name of shareholder(representative of shareholder)

Signature of shareholder (representative of shareholder)

persons that have to be elected to the Board of Directors (11 persons) and shareholder have right to give all his or her voices for one nominee or to divide all his or her voices between two and more nominees by his or her wish. Fractional part of voice received as a result of multiplying of the quantity of voices owned by shareholder – **owner of fractional share** on the quantity of nominees have to be elected to the Board of Directors might be given only for one nominee.

Attention!

Voting Ballot has to be signed by shareholder or by representative of shareholder. Voting on EGM occur only with sent by mail Ballots.

Shareholders (their representatives) may send or give by themselves filled in and signed ballots by the address: JSC "Aeroflot", 37 Bld.9, Leningradsky prospect, Moscow, 125167.

In cases when voting procedure occurs with power of attorney by sending by post to the addresses mentioned above it is necessary to enclose power of attorney or it's notarized copy to the voting ballots.

At the determination of the quorum of EGM and summing up the results of EGM only ballots received not later than before two days before the date of EGM taking into account.

In case if You gave your own shares after the date when the list of participants was composed You are oblige to give to each acquirer power of attorney with mentioned in it the quantity of shares for voting on general meeting or to vote by yourself in accordance with instructions from acquirers of these shares. Mentioned rule is pertinent to each following case of transmission of shares.

It is necessary to follow regulations:

1) If in voting Ballot it were mentioned more than one variant of voting so the fields contains the quantity of voices that are given for each voting variant it must be mentioned the quantity of voices given for exact variant of voting and it must be marked that the voting occurs in accordance with instructions of acquirers of shares that were transferred after the date of composition of the list of EGM participants.
2) Person who votes with power of attorney given in respect of the shares, that were given after the date of composition of list of persons who have right to take part in EGM have to mark that voting occurs with the power of attorney given concerning the voting shares in the field of Ballot for mention of the quantity of shares
3) In case if after the date when the list of participants of EGM was composed not all the shares were given the person who votes have to mark in the field of Ballot for the quantity of voices have to write that part of voices was given after composition of the list of participants of EGM.

Form of the meeting – Extraordinary general meeting of shareholders
Place of meeting: Bld.6, 1, Sheremetyevo – 1, Moscow, 103340
Date and time of EGM : November 22, 2003, 10 a.m.

03 DEC -5 AM 7:21

Ballot # 4 For voting on the question # 4 of Agenda

Register # of participant:
Quantity of voices at the cumulative voting:

Ballot # 4 For voting in question 4 of Agenda

1. The question of Agenda: **On termination of power of acting of the members of Auditing Commission.**
2.

For voting ion this question You have to choose one of offered below variants with mark in square near with it. You have right to choose only one variant for voting except cases when voting in accordance with instructions of persons who owned shares after the composition the list of persons who have right to take part in EGM. .

Agree	
Against	
Abstained	

This table fills in case if it was transmission of shares to one or several persons after the date of composition the list of persons who have right to take part in EGM except following cases:
- **All the shares were given to one person who gave instructions for voting by his shares.**
- **All the shares were given to several persons who gave coincide between all of them instructions for voting.**

Quantity of voices given for variant of voting:	**Mark one of squares below that meets cases mentioned in right column:**	**Reason for voting:**
		Voting occurs in accordance with instructions of acquirers of shares, transferred after the date of composition of the list of persons who have right to take part on EGM.
		Voting occurs in accordance with power of attorney which was given for shares transferred after the date of composition of the list of persons who have right to take part on EGM.
		Voting occurs with the rest part of shares because the other part of shares transferred after the date of composition of the list of persons who have right to take part on EGM.

Name of shareholder (representative) Signature of shareholder (representative)

Attention!
Voting Ballot has to be signed by shareholder or by representative of shareholder. Voting on EGM occur only with sent by mail Ballots.

Shareholders (their representatives) may send or give by themselves filled in and signed ballots by the address: JSC “Aeroflot”, 37 Bld.9, Leningradsky prospect, Moscow, 125167.

In cases when voting procedure occurs with power of attorney by sending by post to the addresses mentioned above it is necessary to enclose power of attorney or it’s notarized copy to the voting ballots.
At the determination of the quorum of EGM and summing up the results of EGM only ballots received not later than before two days before the date of EGM taking into account.

In case if You gave your own shares after the date when the list of participants was composed You are oblige to give to each acquirer power of attorney with mentioned in it the quantity of shares for voting on general meeting or to vote by yourself in accordance with instructions from acquirers of these shares. Mentioned rule is pertinent to each following case of transmission of shares.

It is necessary to follow regulations:

1) If in voting Ballot it were mentioned more than one variant of voting so the fields contains the quantity of voices that are given for each voting variant it must be mentioned the quantity of voices given for exact

variant of voting and it must be marked that the voting occurs in accordance with instructions of acquirers of shares that were transferred after the date of composition of the list of EGM participants.

2) Person who votes with power of attorney given in respect of the shares, that were given after the date of composition of list of persons who have right to take part in EGM have to mark that voting occurs with the power of attorney given concerning the voting shares in the field of Ballot for mention of the quantity of shares

3) In case if after the date when the list of participants of EGM was composed not all the shares were given the person who votes have to mark in the field of Ballot for the quantity of voices have to write that part of voices was given after composition of the list of participants of EGM.

Form of the meeting – Extraordinary general meeting of shareholders
Place of meeting: Bld.6, 1, Sheremetyevo – 1, Moscow, 103340
Date and time of EGM : November 22, 2003, 10 a.m.

Ballot # 5 For voting on the question # 5 of Agenda

Register # of participant:
Quantity of voices at the cumulative voting:

Ballot # 5 For vòting in question 5 of Agenda

1. The question of Agenda: **On election of members of the Auditing Commission of JSC "Aeroflot".**

Agree	Quantity of voices given for variant "Agree"	***Against***	Quantity of voices given for variant "Against"	***Abstained***	Quantity of voices give for variant "Abstained"

1. **Bogacheva Irina Leonidovna** - Chief of a Division of the Department of the Ministry of Property relations Russia

Agree		Against		Abstained	

2. **Galkin Dmitry Yuryevich** - Head of Internal Audit Service of JSC "Aeroflot"

Agree		Against		Abstained	

3. **Dunaikina Zinaida Nikolaevna** - Chief of Information and Analytic Division of the Department of Productio Security of JSC "Aeroflot"

Agree		Against		Against	

4. **Zakharov Vadim Anatolievitch** - Chief of an Administration of the Ministry of Transport of Russia

Agree		Against		Abstained	

5. **Tarasov Alexey Evgenyevich** - Legal adviser of the CEO of "National reserve Bank" – Commercial bank

Agree		Against		Against	

6 **Tyukalov Valery Leonidovich** - Vice president of "National reserve Bank" – Commercial bank

Agree		Against		Against	

7. **Khvostunkov Andrey Nikolaevitch** - Chief of the Administration of the Federal Energy Commission of Russia

Agree		Against		Abstained	

8. **Cheremnykh Iury Mikhailovitch** - Deputy Director of Aviation Technical Center of JSC "Aeroflot responsible for economic and financial matters - Chief of Finance and Economic Service

Agree		Against		Abstained	

Reason for voting:		
Voting occurs in accordance with instructions of acquirers of shares, transferred after the date of composition of the list of persons who have right to take part on EGM.	Voting occurs in accordance with power of attorney which was given for shares transferred after the date of composition of the list of persons who have right to take part on EGM.	Voting occurs with the rest part of shares because the other part of shares transferred after the date of composition of the list of persons who have right to take part on EGM.

Name of shareholder (representative)

Signature of shareholder (representative)

Voting Ballot # 5 becomes invalid in cases when in Ballot variants "Agree" mentioned for more that 5 nominees or if no one nominee was chosen and if for all nominees the given opinion is not unambiguously

or if the Ballot is not signed and the voices from such Ballot not taking into account when summarizing the results of EGM.

Attention!

Voting Ballot has to be signed by shareholder or by representative of shareholder. Voting on EGM occur only with sent by mail Ballots.

Shareholders (their representatives) may send or give by themselves filled in and signed ballots by the address: JSC "Aeroflot", 37 Bld.9, Leningradsky prospect, Moscow, 125167.

In cases when voting procedure occurs with power of attorney by sending by post to the addresses mentioned above it is necessary to enclose power of attorney or it's notarized copy to the voting ballots.

At the determination of the quorum of EGM and summing up the results of EGM only ballots received not later than before two days before the date of EGM taking into account.

In case if You gave your own shares after the date when the list of participants was composed You are oblige to give to each acquirer power of attorney with mentioned in it the quantity of shares for voting on general meeting or to vote by yourself in accordance with instructions from acquirers of these shares. Mentioned rule is pertinent to each following case of transmission of shares.

It is necessary to follow regulations:

1) If in voting Ballot it were mentioned more than one variant of voting so the fields contains the quantity of voices that are given for each voting variant it must be mentioned the quantity of voices given for exact variant of voting and it must be marked that the voting occurs in accordance with instructions of acquirers of shares that were transferred after the date of composition of the list of EGM participants.
2) Person who votes with power of attorney given in respect of the shares, that were given after the date of composition of list of persons who have right to take part in EGM have to mark that voting occurs with the power of attorney given concerning the voting shares in the field of Ballot for mention of the quantity of shares
3) In case if after the date when the list of participants of EGM was composed not all the shares were given the person who votes have to mark in the field of Ballot for the quantity of voices have to write that part of voices was given after composition of the list of participants of EGM.